      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 27, 1997


                                                       REGISTRATION NO. 333-6680

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1
                                       TO

                                   FORM SB-2

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------


                             SIMULATIONS PLUS, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          CALIFORNIA                        7373                        95-4595609
 (STATE OR OTHER JURISDICTION   (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER
      OF INCORPORATION OR        CLASSIFICATION CODE NUMBER)        IDENTIFICATION NO.)
         ORGANIZATION)

        40015 SIERRA HIGHWAY, BUILDING B-110, PALMDALE, CALIFORNIA 93550
                                 (805) 266-9294
   ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               WALTER S. WOLTOSZ
                             SIMULATIONS PLUS, INC.
        40015 SIERRA HIGHWAY, BUILDING B-110, PALMDALE, CALIFORNIA 93550
                                 (805) 266-9294
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

           MICHAEL D. DONAHUE, ESQ.                      DENNIS J. DOUCETTE, ESQ.
             ASHER M. LEIDS, ESQ.                       JAMES A. MERCER III, ESQ.
        DONAHUE, MESEREAU & LEIDS LLP             LUCE, FORWARD, HAMILTON & SCRIPPS LLP
     1900 AVENUE OF THE STARS, SUITE 2700             600 WEST BROADWAY, SUITE 2600
        LOS ANGELES, CALIFORNIA 90067                  SAN DIEGO, CALIFORNIA 92101
                (310) 277-1441                                (619) 232-8311

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     As soon as practicable after Registration Statement becomes effective.
                            ------------------------

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                                        (Cover page continued on following page)

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                        CALCULATION OF REGISTRATION FEE


==========================================================================================================
                                                PROPOSED MAXIMUM     PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF      AMOUNT TO BE      OFFERING PRICE         AGGREGATE             AMOUNT OF
 SECURITIES TO BE REGISTERED   REGISTERED(1)    PER SECURITY(2)       OFFERING PRICE      REGISTRATION FEE
----------------------------------------------------------------------------------------------------------
Common Stock, par value
  $0.001 per share(3)........   1,322,500            $5.00              $6,612,500            $2,003.79
----------------------------------------------------------------------------------------------------------
Common Stock, par value
  $0.001 per share, offered
  by the Selling
  Shareholders...............   250,000(5)           $5.00              $1,250,000              $378.79
----------------------------------------------------------------------------------------------------------
Warrants offered by the
  Selling Shareholders.......   250,000(4)           $4.00              $1,000,000              $303.03
----------------------------------------------------------------------------------------------------------
Total........................                                                                 $2,685.61(6)
==========================================================================================================


(1) Pursuant to Rule 416, there are also being registered such additional shares of Common Stock and such additional Selling Shareholders' Common Stock Purchase Warrants as may become issuable as a result of the anti-dilution provisions applicable to the warrants registered hereunder.

(2) Estimated solely for the purpose of computing the registration fee.


(3) Includes 172,500 Shares which the Underwriters have an option to purchase to cover over-allotments, if any.


(4) Registered for resale on account of Patricia Ann O'Neil and Fernando Zamudio. Such warrants were issued to the Selling Shareholders in connection with a loan to the Company and are exercisable at $4.00 per share. The registration fee for such warrants is based on the exercise price of such warrants.


(5) Registered for resale on account of the Selling Shareholders. Pursuant to Rule 457(g), the registration fee for such securities has been calculated based upon the offering price per share of the Common Stock included in the 1,322,500 shares offered hereby.



(6) $3,090.90 was previously paid.

                             SIMULATIONS PLUS, INC.

              CROSS-REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS
                 OF INFORMATION REQUIRED BY ITEMS OF FORM SB-2

              ITEM NUMBER AND HEADING IN
           FORM SB-2 REGISTRATION STATEMENT                    PROSPECTUS CAPTION
      -------------------------------------------  -------------------------------------------
  1.  Front of Registration Statement and Outside
      Front Cover Page of Prospectus.............  Outside Front Cover Page of Prospectus
  2.  Inside Front and Outside Back Cover Pages
      of Prospectus..............................  Inside Front and Outside Back Cover Pages
                                                   of Prospectus
  3.  Summary Information and Risk Factors.......  Prospectus Summary; Risk Factors; The
                                                   Company
  4.  Use of Proceeds............................  Prospectus Summary; Use of Proceeds
  5.  Determination of Offering Price............  Outside Front Cover Page of Prospectus;
                                                   Underwriting
  6.  Dilution...................................  Dilution
  7.  Selling Security Holders...................  Principal and Selling Shareholders and Plan
                                                   of Distribution by Selling Shareholders
  8.  Plan of Distribution.......................  Outside Front Cover Page of Prospectus;
                                                   Underwriting
  9.  Legal Proceedings..........................  Business -- Litigation
 10.  Directors, Executive Officers, Promoters
      and Control Persons........................  Management
 11.  Security Ownership of Certain Beneficial
      Owners and Management......................  Principal and Selling Shareholders
 12.  Description of Securities..................  Description of Securities
 13.  Interests of Named Experts and Counsel.....  Legal Matters; Experts
 14.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities................................  Management -- Limitations of Liability and
                                                   Indemnification
 15.  Organization Within Last Five Years........  Certain Transactions
 16.  Description of Business....................  Business
 17.  Management's Discussion and Analysis or
      Plan of Operation..........................  Management's Discussion and Analysis or
                                                   Plan of Operation
 18.  Description of Property....................  Business -- Property
 19.  Certain Relationships and Related
      Transactions...............................  Certain Transactions
 20.  Market for Common Equity and Related
      Stockholder Matters........................  Shares Eligible for Future Sale
 21.  Executive Compensation.....................  Management -- Executive Compensation
 22.  Financial Statements.......................  Financial Statements
 23.  Changes in and Disagreements with
      Accountants on Accounting and Financial
      Disclosure.................................  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


        SUBJECT TO COMPLETION, PRELIMINARY PROSPECTUS DATED MAY 27, 1997


                                      LOGO

                                1,150,000 SHARES


                         SELLING SHAREHOLDERS OFFERING


   250,000 WARRANTS AND 250,000 SHARES ISSUABLE UPON EXERCISE OF THE WARRANTS



    Simulations Plus, Inc. (the "Company") is offering hereby 1,150,000 shares (the "Shares") of its Common Stock, par value $0.001 per share (the "Common Stock"). The offering price for the Common Stock was determined by negotiations between the Company and Waldron & Co., Inc., the representative (the "Representative") of the several underwriters named herein (the "Underwriters"), and such price does not necessarily bear any direct relation to the current market value, asset value or net book value of the Company. See "Risk Factors" and "Underwriting."



    In addition to the Shares being offered hereby, the registration statement of which this Prospectus is a part (the "Registration Statement") also registers for resale on behalf of certain persons (the "Selling Shareholders") warrants to purchase an aggregate of 250,000 shares of Common Stock and 250,000 shares of Common Stock which are issuable upon the exercise of such warrants (such 250,000 shares of Common Stock, are herein referred to as the "Resale Shares"). See "Shares Eligible for Future Sale." The Company will not receive any of the proceeds from the sale of the Resale Shares by the Selling Shareholders. The Resale Shares may be offered from time to time by the Selling Shareholders directly to purchasers or to or through broker-dealers who may act as agents or principals, at market prices prevailing at the time of sale. See "Principal and Selling Shareholders" and "Plan of Distribution by Selling Shareholders."


    Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that any such market will develop. It is anticipated that the initial public offering price of the Shares offered hereby will be $5.00 per Share. For information relating to the factors considered in determining the initial offering price to the public, see "Underwriting." Application will be made to have the Common Stock approved for inclusion on the Nasdaq SmallCap Market under the trading symbol "SIMU", upon effectiveness of this offering.
                            ------------------------

   THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION. THESE SECURITIES SHOULD NOT BE PURCHASED BY INVESTORS WHO
 CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED PRIOR TO INVESTMENT IN THE SHARES, SEE "RISK
                  FACTORS" BEGINNING ON PAGE 7 AND "DILUTION."
                            ------------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY EITHER THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION, OR ANY STATE SECURITIES COMMISSION PASSED
  UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.



======================================================================================================
                                                               UNDERWRITING
                                           PRICE TO              DISCOUNTS            PROCEEDS TO
                                            PUBLIC          AND COMMISSIONS(1)        COMPANY(2)
------------------------------------------------------------------------------------------------------
Per Share...........................         $5.00                 $0.50                 $4.50
------------------------------------------------------------------------------------------------------
Total (3)...........................      $5,750,000             $575,000             $5,175,000
======================================================================================================



(1) In addition to the Underwriting Discounts and Commissions, the Company has agreed (i) to pay a 3% non-accountable expense allowance to the Representative estimated at $172,500; (ii) to pay additional discounts and commissions if the over-allotment option is exercised in whole or in part;
    (iii) to sell at the closing of this offering to the Representative, at a nominal price, warrants (the "Representative's Warrant") to purchase 115,000 Shares, at a per Share exercise price equal to 120% of the public offering price, or $6.00 per Share, which Representative's Warrant shall be exercisable for a period of four years commencing one year after issuance;
    (iv) to appoint the Representative, for a period of two years, as its non-exclusive advisor for the purpose of identifying and developing future mergers and acquisitions candidates; and (v) to indemnify the Representative against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."



(2) Before deducting expenses payable by the Company (including the Representative's non-accountable expense allowance and registration of the Resale Shares) estimated at $625,000.



(3) The Company has granted the Underwriters a 45-day option to purchase up to 172,500 additional Shares at the Price to Public, less Underwriting Discounts and Commissions, solely for the purpose of covering over-allotments, if any (the "Over-Allotment Option"). If the Over-Allotment Option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Company will be $6,612,500, $661,250 and $5,951,250, respectively. See "Underwriting."

                            ------------------------

    The Shares are offered on a firm commitment basis by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the Shares will be made at the offices of
Waldron & Co., Inc., Irvine, California on or about            , 1997.


                         WALDRON & CO., INC.


               THE DATE OF THIS PROSPECTUS IS             , 1997

                                    (CD-ROM)


The CD-ROM contains "demo" Windows versions of the Company's educational simulation software for Optics, Circuits, and Gravity labs for ninth-grade Physical Science. The CD-ROM is contained in an envelope bound into the prospectus, with a clear circular window that allows the top of the CD-ROM to be seen. The CD-ROM is silkscreened in color with artwork containing abstractions of molecules, a soccer ball, a protractor, and a laser beam, as well as wording describing the contents of the CD-ROM as "FutureLab(TM) Demo Disk for Windows 3.x or higher", the titles of the programs, the name of the Company, the Company's Internet web site address, and the Company's toll-free telephone number.

FUTURELAB(TM)                                           WINDOWS 95 INSTALLATION

1. Insert the CD into your drive.
2. From the task bar, select Start, then Run.
3. Type "d:\setup", where "d" is the drive letter of your CD-ROM drive, and press Enter.
4. Follow the instructions on the screen until the installation is completed. Then double-click on the new FutureLab icon to start FutureLab.

NOTES
This demonstration runs best when you set your video mode to 640 pixels by 480 pixels, 256 colors, and small font. The program will tell you if it finds any settings other than these. The controls for these settings are different for each manufacturer. They are usually found in the Control Panel. To change your settings: 1) From the task bar, select Settings; 2) select "Control Panel"; 3) select Display. When the video control panel appears, make the changes to your settings.

TECHNICAL SUPPORT
For further information on any FutureLab product or for help installing FutureLab on your computer, call toll-free (888) 266-9294 or fax (805) 266-9394.

Copyright (C) 1997 Simulations Plus, Inc.


FUTURELAB(TM)                                          WINDOWS 3.1 INSTALLATION

1. Insert the CD into your drive.
2. In Program Manager, select File, then Run.
3. Type "d:\setup", where "d" is the drive letter of your CD-ROM drive, and press Enter.
4. Follow the instructions on the screen until the installation is completed. Double-click on the new FutureLab Icon to start FutureLab.

NOTES
This demonstration runs best when you set your video mode to 640 pixels by 480 pixels, 256 colors, and small font. The program will tell you if it finds any settings other than these. The controls for these settings are different for each manufacturer. They are usually found in the Control Panel. To change your settings: 1) From Program Manager, select the "Main" program group; 2) select "Control Panel"; 3) look for an icon that refers to your video equipment and double-click on it. When the video control panel appears make the changes to your settings.

TECHNICAL SUPPORT
For further information on any FutureLab product or for help installing FutureLab on your computer, call-toll (888) 266-9224 or fax (805) 266-9394.

Copyright (C) 1997 Simulations Plus, Inc.


                      (INSIDE FRONT COVER FLAP - GRAPHICS)

Top: Company name and logo with frog and flask.

Top left: Screen capture of Circuits for Physical Science educational simulation software.

Right vertical third: Drawing of human body outline showing gastrointestinal tract from mouth through intestines.

Lower left: Photo of Pegasus LITE communication device with video of Space Shuttle launch on the LCD screen.

Lower right: Words+ company name and logo.

                  (INSIDE FRONT COVER - TWO PAGES - GRAPHICS)

Left Page Top: Company name and logo with frog and flask.

Left Page Left Vertical Half: Ray box and light rays striking concave spherical mirror.

Left Page Right Vertical Half: Three screen captures from the Company's Optics, Gravity, and Circuits lab educational simulation software.

Left Page Lower Left: Company's Internet web site address with graphic of CD-ROM lying nearly flat with graphics of frog, earth, soccer ball, flask, and molecule.

Right Page Top: title "Pharmaceutical Applications"

Right Page Left Side: Human outline showing gastrointestinal tract from mouth to intestines.

Right Page Bottom: Abstract graphic of intestinal segment with drug molecules moving from left to right and mixing with secretions from kidney and pancreas.

                              (INSIDE BACK COVER)

Top: Words+ stylized Company name/logo on left, Internet web site address on right.

Upper Quarter Below Top: Photo of Pegasus LITE communication device on right with supporting text on left.

Center Quarter: Screen captures of E Z Keys for Windows(TM) communication software and supporting text.

Lower Quarter Above Bottom: Radar Mouse-Crosshair Mouse(TM) software logo on right with supporting text on left.

Bottom Quarter: Photo of Stephen Hawking on left with supporting text on right.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and Financial Statements and the Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus (i) gives effect to the issuance of 2,200,000 shares of Common Stock of the Company to Walter S. and Virginia E. Woltosz in exchange for 2,000 shares of Words+, Inc. which occurred in August 1996 (the "Share Exchange Transaction"); and (ii) assumes no exercise of (A) the Over-Allotment Option; (B) the Representative's Warrant; (C) the warrants granted to Patricia Ann O'Neil and Fernando Zamudio to purchase 250,000 shares of Common Stock (the "Selling Shareholder Warrants"); (D) the 250,000 shares of Common Stock reserved for issuance upon exercise of options outstanding or available for future grant under the Company's 1996 Stock Option Plan (the "Option Plan"); (E) up to 300,000 shares of Common Stock reserved for issuance upon the exercise of warrants that may be granted to Walter S. and Virginia E. Woltosz (the "Performance Warrants"); and (F) up to 280,000 shares of Common Stock issuable upon the exercise of warrants (the "Lender's Warrants") issued to certain lenders (the "Bridge Lenders") issued in connection with a loan made to the Company by such Lenders in the aggregate amount of $1,100,000 (the "Bridge Loan"). Unless the context otherwise requires, references to the Company include Simulations Plus, Inc. and its wholly-owned subsidiary Words+, Inc. See "Description of Securities", "Underwriting," "Principal and Selling Shareholders" and "Certain Transactions." This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, those set forth in the Section entitled "Risk Factors" and elsewhere in this Prospectus. A demonstration of certain of the Company's products and services, which demonstration is part of this Prospectus, is available on the CD-ROM portion of this Prospectus attached to the inside cover page hereof.


                                  THE COMPANY

     Simulations Plus, Inc. ("Simulations Plus") and Words+, Inc. ("Words+"), its wholly-owned subsidiary, produce two lines of products: (1) Simulations Plus, formed in 1996, is developing and producing computer simulation software for education and the pharmaceutical industry, and (2) Words+, founded in 1981, produces computer software and specialized hardware for use by persons with physical disabilities. Throughout this prospectus, unless the context otherwise requires, the term "the Company" will refer to Simulations Plus and Words+.


     The Company is developing and producing a series of educational simulation software products for high school, university and home-study markets and has acquired, and is enhancing and developing software simulation programs for pharmacy and medical school markets and for pharmaceutical research. The Company plans to capitalize on its simulation software development expertise and build an expanded simulation software development team of software developers, engineers and scientists with broad applications in these and other applications.



     The interactive, educational simulation software programs for the school and home-study markets being developed and produced by the Company simulate science experiments for high school and college-level science and engineering classes. They enable students to conduct experiments on a personal computer instead of in a traditional laboratory, thereby increasing safety, decreasing costs, and providing expanded learning opportunities by allowing simulations of situations not possible in a traditional laboratory environment. The Company's educational programs also incorporate the Company's technology developed over the past 16 years by Words+ that enables severely-handicapped persons to operate a computer with as little movement as the blink of an eye, thereby making these programs accessible to disabled as well as able-bodied students. The Company's initial development efforts are being accomplished with educational assistance and advice provided by Mr. Richard Chapleau, California Teacher of the Year for 1995 and Mr. John Fors, Chemistry Teacher at Palmdale High School. The Company's initial products include simulations of laboratory experiments for Physical Science courses under the name FutureLab. The Company has completed the development of its first three FutureLab titles for Physical Science, which are:
Optics, Gravity, and Circuits. Additional topics to be developed during the first 12 months following this offering are expected to include Heat, Magnetism, Friction, Kinematics and Dynamics, Earth and Space Science, Properties of Matter, Atoms and Bonding, Chemical Reactions, Forces, Forces in Fluids, Waves, Sound, Electric Charges and Currents, and Simple Machines, and additional titles for high school Physics, Chemistry, and Biology courses. In addition to simulated science experiments presently conducted in high school and college courses, these simulations include experiments that are too expensive or too dangerous for actual physical experiments in typical lab facilities. The Company released its first educational software titles in May 1997.



     The Company is also developing pharmaceutical simulation software that will seek to provide cost-effective solutions to a number of problems in pharmaceutical research and in the education of pharmacy and medical students. The pharmaceutical industry spends billions of dollars annually in the development and testing of new drugs, a considerable portion of which are spent on pre-screening of "candidate compounds" prior to selecting the best candidates for more extensive development and testing required by the United States Food and Drug Administration (FDA). Candidate compounds are drug compounds (molecules) which have been designed by a pharmaceutical company but which have not yet been proved to be of commercial value. This pre-screening research seeks to determine various characteristics of these candidate compounds and relies heavily on testing with animals and animal-derived products which is expensive, time-consuming and controversial. The Company is developing simulation software programs to provide predictive information in the pre-screening of candidate compounds, which it hopes will one day reduce the use of animal-based testing and the time and expense in this phase of pharmaceutical research. The pharmaceutical industry is also engaged in substantial efforts to determine the three-dimensional description of drug receptor sites, thousands of whose linear amino acid sequences have been mapped through the human genome and other projects. Current technology for determining this three-dimensional description of these receptor sites is time-consuming and expensive. The Company's development program includes development of simulation software that will provide this information with considerable savings of time and expense. The Company has also acquired and is enhancing software designed to provide multimedia pharmacokinetic simulations of drug behavior in the human body for use in pharmacy and medical schools. The Company expects to release its first pharmaceutical programs in late 1997 but does not expect significant revenues from these products prior to the second quarter of 1998.



     The Company's wholly-owned subsidiary, Words+, has been in business since 1981. Words+ is a technology leader in designing and developing augmentative and alternative communication computer software and hardware devices for persons who cannot speak due to physical disabilities. The Company also produces computer access products that enable physically-disabled persons to operate a computer. The Company's products enable a disabled person to operate a computer and to communicate through a voice synthesizer with movements as slight as the blink of an eye. The Company developed and produces the software for the computerized communication system used by the world-famous theoretical physicist, Professor Stephen Hawking, Professor of Mathematics at the University of Cambridge in England and author of the best-selling book A Brief History of Time. Words+ markets its products throughout the United States and to other countries through a direct sales staff and through independent dealers. The Company has recently introduced a new fully-integrated, portable, lightweight personal-computer-based communication system that the Company believes is meeting favorable market acceptance and will contribute to a growth in sales. The Company plans to substantially increase its Words+ direct sales force using a portion of the proceeds of the offering and the Company believes this will contribute to a growth in sales of Words+ products.


     The Company is a California corporation incorporated in July 1996. Its wholly-owned subsidiary, Words+, was incorporated in 1981. The Company's executive offices are located at 40015 Sierra Hwy., Building B-110, Palmdale, California 93550 and its telephone number is (805) 266-9294.

                                  RISK FACTORS

     The Shares offered hereby involve a high degree of risk. See "Risk Factors" beginning on page 7.

                                  THE OFFERING


Common Stock Offered by the
Company.......................   1,150,000 Shares(1)



Common Stock Outstanding after
the Offering..................   3,350,000 shares(2)



Use of Proceeds...............   For (i) repayment of a $500,000 loan and the
                                 $1,100,000 Bridge Loan, (ii) research and development for educational simulation software, (iii) research and development for pharmaceutical simulation software, (iv) expansion of the sales force for augmentative communication devices, (v) marketing and sales,
                                 (vi) equipment purchases and leases, (vii) payment of accrued but unpaid compensation to the Company's Chief Executive Officer, and
                                 (viii) working capital, capital expenditures and other general corporate purposes, including paying accrued interest to the Bridge Lenders and on the promissory notes held by Patricia
                                 Ann O'Neil and Fernando Zamudio.


Proposed Nasdaq SmallCap
Market Symbol.................   SIMU


Concurrent Registration.......   Concurrently with the registration of the
                                 1,150,000 Shares of Common Stock, the Company is registering warrants to purchase an aggregate of 250,000 shares of Common Stock and 250,000 shares of Common Stock issuable upon exercise of such warrants. See "Risk
                                 Factors -- Shares Eligible for Future Sale,"
                                 "Principal and Selling Shareholders," and "Plan of Distribution by Selling Shareholders."

---------------


(1) Does not include 172,500 Shares subject to the Over-Allotment Option.



(2) Based on number of shares outstanding as of May 20, 1997. Does not include
    (i) 250,000 shares of Common Stock reserved for issuance upon exercise of options outstanding or available for future grant under the Company's 1996 Stock Option Plan; (ii) up to 300,000 shares of Common Stock reserved for issuance upon exercise by Walter S. and Virginia E. Woltosz of the Performance Warrants; (iii) 250,000 shares of Common Stock reserved for issuance upon exercise of the warrants granted to the Selling Shareholders at an exercise price of $4.00 per share and (iv) 280,000 shares of Common Stock reserved for issuance upon exercise of the Lender's Warrants granted to the Bridge Lenders at an exercise price of $2.50 per share.


     The following names appearing in this Prospectus are non-registered trademarks of the Company: Simulations Plus, Words+, FutureLab, Cyber Patient, E Z Keys for Windows, Talking Screen for Windows, Pegasus LITE and MessageMate. All other trademarks appearing in this Prospectus are the property of their respective holders.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                               FISCAL YEARS ENDED                SIX MONTHS ENDED
                                                   AUGUST 31,              -----------------------------
                                          ----------------------------     FEBRUARY 29,     FEBRUARY 28,
                                           1994       1995       1996          1996             1997
                                          ------     ------     ------     ------------     ------------
STATEMENTS OF OPERATIONS DATA:
  Net sales.............................  $2,589     $2,879     $2,601        $1,361           $1,220
  Cost of sales.........................   1,372      1,356      1,289           662              569
                                          ------     ------     ------        ------           ------
  Gross profit..........................   1,217      1,523      1,312           699              651
  Selling, general and administrative
     expenses...........................     994      1,100      1,190           602              938
  Research and development..............     159        102        108            45               56
                                          ------     ------     ------        ------           ------
  Income (loss) from operations.........      64        321         14            52             (343)
  Other income (expenses)...............     (12)       (13)        24            (2)            (347)
                                          ------     ------     ------        ------           ------
  Income (loss) before provision for
     income taxes.......................      52        308         38            50             (690)
  Provision (benefit) for income
     taxes..............................       9        115         15            15              (39)
                                          ------     ------     ------        ------           ------
  Net income (loss).....................  $   43     $  193     $   23        $   35           $ (651)
                                          ======     ======     ======        ======           ======
  Net income (loss) per share...........  $ 0.02     $ 0.08     $ 0.01        $ 0.01           $(0.27)
                                          ======     ======     ======        ======           ======
  Weighted average number of shares
     outstanding........................   2,390      2,390      2,390         2,390            2,390
                                          ======     ======     ======        ======           ======



                                                                          FEBRUARY 28, 1997
                                                                      --------------------------
                                                                      ACTUAL      AS ADJUSTED(1)
                                                                      -------     --------------
BALANCE SHEET DATA:
  Working capital (deficit).......................................    $(1,362)        $3,591
  Total assets....................................................      2,018          4,768
  Long-term liabilities...........................................         69             69
  Total shareholders' equity (deficit)............................       (179)         4,371


---------------


(1) Adjusted to reflect the sale of 1,150,000 Shares offered by the Company hereby at an assumed initial public offering price of $5.00 per Share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Certain Transactions."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Shares offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, those set forth in the following risk factors and elsewhere in this Prospectus.


     EARLY STAGE OF DEVELOPMENT OF PROPOSED NEW BUSINESS LINES. The Company plans to use a substantial portion of the proceeds of this offering on the development, sales and marketing of educational, pharmaceutical and other simulation software products and services. While Walter S. Woltosz, the Company's founder, president and chief executive officer, has extensive experience in the development and management of the development of sophisticated simulation software programs for aerospace applications, the Company's proposed simulation software business is at a very early stage of development. The Company has only recently completed the development of its first three educational simulation software programs. The Company recently acquired a series of pharmaceutical simulation programs, none of which has previously realized commercial revenues. The Company's future success in these lines of business will be dependent upon its ability to successfully develop commercially-viable educational and pharmaceutical simulation software programs and to successfully market these programs. In October 1996, the Company printed and mailed a total of 118,000 brochures to science teachers across the United States whose names were purchased from an educational mailing list company. The Company expected to receive a response rate of one to two percent to this mailing. The actual response rate was approximately 0.1 percent. Based on information obtained since the time of the mailing, management believes that the failure of the initial mailing to produce the expected response rate was based on several factors, including, without limitation, the following: (i) the mailing occurred at a time of year during which schools make relatively few purchases, (ii) the offering included only Windows versions of the software, while many schools desire Macintosh versions, (iii) although a large number of teachers was in the database, these teachers represented only about one-half the schools in the U.S., and (iv) the design of the mailer did not incorporate features to ensure that it would be read by most recipients. The Company has recently hired a new Vice President, Marketing and Sales, who has extensive experience in direct mail marketing as well as marketing through other traditional channels. In addition to direct marketing, the Company is pursuing distribution agreements with several educational software distributors. Management believes that the revised marketing plan incorporates sound marketing principles, and that the resources that will be available from this offering will allow it to pursue an aggressive and cost-effective marketing campaign for its educational simulation software. Nonetheless the Company's simulation software has not experienced any significant sales to date and there can be no assurance that the Company's new approach to marketing and sales will be successful. In light of the early stage of development of these programs and the Company's lack of experience in offering these programs for sale or selling these programs, there can be no assurance as to (i) the extent of the Company's future success in developing these programs, (ii) the extent of the market acceptance of the programs that are developed, and (iii) the extent of revenues and earnings, if any, that may be realized by the Company in the future with respect to these business lines. See "Business."



     WORKING CAPITAL AND SHAREHOLDERS' EQUITY DEFICITS; RECENT OPERATING LOSS; ABILITY TO CONTINUE AS A GOING CONCERN. As of February 28, 1997, the Company had an approximately $1,362,000 working capital deficit, although $1,600,000 of this deficit represents notes payable that will be repaid upon the closing of this offering. Further, as of February 28, 1997, the Company had a shareholders' deficit of approximately $179,000. While the Company has been profitable in each of its three most recent fiscal years, the Company sustained a net loss of approximately $651,000 for the six-month period ended February 28, 1997. This loss was attributable primarily to an increase in selling, general and administrative expenses, including in particular an increase in administrative and research and development personnel in anticipation of the initial release of the educational simulation software and the proceeds of this offering and financing costs associated with the issuance of warrants and amortization of loan acquisition fees. The Company will continue to sustain losses unless it can successfully increase revenues and reduce selling, general and administrative costs as a percentage of sales in accordance with management's business strategy. Footnote 1 to the independent public accountant's report on the Company's financial statements contains an explanatory section to the effect that the Company's financial statements have been prepared in contemplation of the continuation of the Company as a going concern which results from the Company's substantial loss from operations for the six months ended February 28, 1997, negative cash flows from operations and need for additional capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     DEPENDENCE ON SUCCESSFUL EXPANSION OF OPERATIONS AND MANAGEMENT OF
GROWTH. The Company anticipates that, upon completion of this offering, it will substantially increase the scale of its operations. The Company expects that it will move its operations to a larger facility during 1998. This increase in scale and expansion of facilities will include the hiring of additional personnel and the purchase of additional equipment, and will result in substantially higher operating expenses. It is likely that the Company's operations will experience some disruptions resulting from the move to its larger facility. If such disruptions are prolonged or if the Company encounters difficulties in starting up and/or achieving sustained production in its new facility, the Company's business, financial condition and results of operations would be materially and adversely affected. The Company also plans to introduce a significant number of new products, enhance its product development, increase its production capacity and development expenditures, expand its sales and marketing initiatives and increase its work force. Accordingly, the Company anticipates that its operating expenses will continue to increase substantially. If the Company's net sales do not correspondingly increase, the Company's results of operations would be materially and adversely affected. The Company may experience periods of rapid growth, including increased staffing levels. Such growth could place a substantial strain on the Company's management, operational, financial and other resources. The Company's ability to manage its growth effectively will require it to develop further its management information systems capabilities and improve its operational and financial systems. Moreover, the Company will need to train, motivate and manage its employees and attract middle managers and technical professionals. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner and at a pace consistent with the Company's business could have a material adverse effect on the Company's business, financial condition and results of operations. See "Use of Proceeds" and "Business -- Facilities."


     DEPENDENCE ON EMERGING PHARMACEUTICAL SIMULATION MARKET AND EFFECT OF TECHNOLOGICAL CHANGE. There is a small and developing market for pharmaceutical simulations. The Company believes that it will be one of the pioneers in the development of such a market. The Company's efforts to develop economically useful simulations for the pharmaceutical industry will initially be based on existing pharmacokinetic simulation software that the Company recently acquired from Dr. Michael B. Bolger. The further enhancement of this software to make it useful to a large number of pharmaceutical customers will require expertise in a variety of areas, including pharmacology, physiology, chemistry, biology, thermodynamics, fluid mechanics, and others, as well as expertise in efficient computer program design and computer programming of the scientific equations and relationships that represent sophisticated physical processes across these disciplines. Although the Company believes it will be one of the few organizations making a business in the pharmaceutical simulation market, and that it will therefore develop a technological lead in this area, there can be no assurance that the Company will achieve sufficient economic utility in the simulation models it develops, or even if it does, that it will be able to market a sufficient number of such simulations at a profitable price. In addition, there can be no assurance that the pharmaceutical market will accept the Company's simulation software as a viable or cost effective alternative for screening new product developments or that regulation by the FDA or other regulatory agencies either in the United States or abroad will not adversely affect the market for pharmaceutical simulations. In the event that a viable market develops, competition may arise from companies with substantially greater financial, development and marketing resources than the Company.


     DEPENDENCE ON EMERGING EDUCATIONAL SOFTWARE MARKET AND EFFECT OF TECHNOLOGICAL CHANGE. The market for interactive educational software is emerging and dependent upon a number of variables, including customer preferences, shipments of new personal computers to schools and homes, and the number of publishers creating interactive educational software products. There can be no assurance that this market will continue to grow or that the Company will be able to respond effectively to the evolving requirements of this market. The market for educational software is characterized by rapid change in computer hardware and software technology and is highly competitive with respect to timely product innovation. The life cycles of the Company's products will be difficult to estimate, due in large measure to the recent emergence of the educational software market, the future effect of product enhancements, the future effect of developments in hardware technology, and competition. The Company's success will be dependent on, among other things, its ability to effectively market its simulation software products and to create products that are competitive. The failure to effectively market its simulation software products, whether as a result of competition, technological change or otherwise, could have a material adverse effect on the Company's business, financial condition or results of operations.

     The Company must continually adapt its products to emerging and changing personal computer software technology, platforms and operating system environments. While such rapid change may offer the Company new opportunities for product enhancement, it also may require significant additional expenditure of financial and personnel resources to achieve compatibility, and could divert a significant portion of the Company's resources away from product development. Although the Company has adapted to such changes in the past, there can be no assurance that the Company will successfully adapt to such changes in the future. Should new releases of software delivery technology, hardware platforms or operating system environments occur, there can be no assurance that the Company will be able to develop products compatible with such new releases, and any resulting decline in demand for the Company's products could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business -- Product Development."

     DEPENDENCE ON EDUCATIONAL INSTITUTIONS. The Company anticipates that a substantial portion of its revenues in the near term will be derived from software products sold for use in educational institutions. The Company also hopes to capitalize on such use by educational institutions to generate consumer sales for in-home use. There can be no assurance that educational institutions will continue to install the technological infrastructure (including multimedia technology) which is needed for use of the Company's products, or that educational institutions will continue to invest in science and math interactive educational products. Moreover, competition among publishing companies and other suppliers to the educational industry is intense, with many competitors possessing substantially greater product lines and financial resources than the Company. There can be no assurance that the Company will be successful in prevailing over its competitors for sales to educational institutions. The inability of the Company to penetrate the school market both in the number of schools served and in the number of products sold, could have a material adverse effect on the Company's business, financial condition or results of operations.

     DEPENDENCE ON GOVERNMENT AND LOCAL FUNDING AND REIMBURSEMENT FOR EDUCATIONAL SIMULATION SOFTWARE. The Company's simulation software products will compete in a specific market segment of the educational software industry. The budgets for educational institutions to purchase such products are dependent upon federal, state and local government budgets and funding. As a result, the Company's sales are directly affected by revisions or reallocations in such budgets. A substantial decrease in such budgets or specific reductions in funding for technology, occurring simultaneously in several of the markets that the Company anticipates will be important to it, could have a material adverse effect on the Company's business, financial condition or results of operations.

     Moreover, the Company's future growth may depend on the application of government funds, which have previously been reserved for the purchase of traditional instructional materials such as textbooks, towards software purchases. For states wherein textbook selection is adopted on a statewide basis, the process of permitting textbook adoption funds to be used to purchase computer-based curriculum products is important to the continued expansion of the educational software industry. The slowdown or reversal of this process could have a material adverse effect on the Company's business, financial condition or results of operations.

     DEPENDENCE ON GOVERNMENTAL AND THIRD PARTY FUNDING FOR AUGMENTATIVE AND ASSISTIVE COMMUNICATION AND COMPUTER TECHNOLOGY. The Company estimates that approximately 50% of its sales of augmentative and assistive communication and computer products is to public schools that fund these purchases from special education budgets or to persons who receive funding for such purchases, in whole or in part, from third-party payors such as Medicaid, Medicare, other governmental funding sources, private medical insurance or from charitable organizations. Purchases of these products by public schools from special education budgets is prompted in large part by Federal legislation mandating that schools acquire this assistive technology and make it available to disabled students. Medicaid, Medicare and other governmental funding for such assistive technology has been driven by Federal legislation and policies and supported by court decisions. Private insurance providers have increasingly accepted this technology as a covered benefit. In addition, professional speech-therapy organizations and governmental initiatives have sponsored public awareness and advocacy programs with regard to governmental funding for this technology. See
"Business -- Disability Products -- Industry Background" for a discussion of these developments. At the present time, the Company believes the direction of professional organizations, Federal government policy, the courts and private insurance providers is for continued and increased support for access to this technology for disabled persons. However, there can be no assurance that the policies of these entities will continue to support continued or increased governmental and other third-party funding for this technology. Any change in these policies, or court decisions for reduced support for funding for this technology or public awareness programs for such funding, could reduce the ability of individuals to purchase this technology and reduce special education budgets in public schools for this technology, and this could materially adversely affect sales of these products by the entire industry and by the Company. In addition, changes in governmental and private insurance policies in other countries could adversely affect foreign sales of these products.

     ENTRANCE INTO THE HOME STUDY MARKET. Although the Company does not presently sell in the home study market, it does intend to develop a new line of educational simulation products targeted for that market. The home study market generally differs from the institutional market in its distribution channels and end users, and the Company presently has no distribution network in place for the home study market. Furthermore, the percentage of product returns typically is higher in the home market than in the school market. There can be no assurance that the Company will be able to successfully develop or market a product line for the home study market, or achieve profitability in this market.

     All consumer and other multimedia software products, including products similar to the Company's products currently under development, have been subject to significant competition which has resulted in price declines and reductions in margins. The Company anticipates that such trends may continue in the future with respect to its existing and new products for the home study market.


     DEPENDENCE ON INDEPENDENT DISTRIBUTORS. The Company is substantially dependent on the efforts of its independent distributors and dealers for sales of its Words+ disability products and for customer service and support. The Company's distribution and dealer agreements generally grant exclusive territorial rights and generally are terminable by either party on 30 days notice. In the event of a termination of any such distributor or dealer relationship, there can be no assurance that the Company could quickly find alternative distributors or dealers. In addition, if a distributor or dealer terminates its relationship with the Company and begins to distribute competitive products, the Company's ability to compete in the former distributor or dealer's territory could be materially adversely affected. Thus, the loss of one or more of the Company's distributors or dealers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Disability Products -- Marketing and Distribution."


     DEPENDENCE ON REFERRAL BUSINESS. As part of its mix of marketing strategies for its disability products, the Company and its distributors and dealers maintain close working relationships with many clinics, service agencies, rehabilitation organizations, speech-language pathologists, rehabilitation counselors or similar advisors to people with communication problems. A significant amount of the Company's business is derived from referrals from such people, organizations and agencies. Sometimes such relationships are a matter of contract, but more often they are informal relationships developed over an extended period of time. The Company's competitors compete with the Company for such referral sources. The loss of one or more of these referral sources could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Marketing."

     POSSIBLE NEED FOR ADDITIONAL CAPITAL; ALLOCATION OF FUNDS. The Company believes, based on currently-proposed plans and assumptions relating to its operations, that the net proceeds of this offering, together with existing capital and anticipated funds from operations, should be sufficient to sustain current operations and finance planned expansion for at least 13 months after consummation of this offering. However, in the event that the Company's plans change or its assumptions and estimates change or prove to be inaccurate, the Company could be required to seek additional financing in order to sustain operations or achieve planned expansion. There can be no assurance that such additional funds will be available or that, if available, such additional funds will be on terms acceptable to the Company. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Company is currently developing three related, yet distinct product lines -- (i) augmentative communication software and devices, (ii) educational simulation software and (iii) pharmacological simulation software. As a result, the Company will face recurring decisions with respect to allocation of resources. These decisions will become critically important if there is insufficient capital to fund complete development of all product lines. Moreover, cost overruns in connection with the development of one product line may impede the Company's ability to complete development and implementation of the other product lines. See "Use of Proceeds" and "Business."



     LIMITED SOURCE FOR CERTAIN COMPONENTS. The Company does not manufacture certain of its components. The Company's Pegasus LITE portable communication system is based upon a computer that is only available from Epson, Inc. ("Epson"), a large multi-national corporation headquartered in Japan. Although to date the Company has not experienced any significant difficulty in obtaining such computer, there can be no assurance that shortages will not arise in the future. There is no other source for this computer component. The failure of Epson to continue manufacture and sale of the computer that is utilized in the Company's Pegasus LITE could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, a number of the pictographic symbols used by the Company in its Talking Screen for Windows product are purchased from a competitor that produces augmentative communication systems for Apple computers. Although the Company believes that its relationship with this supplier is good, no assurance can be given that it will continue to sell such pictographic symbols to the Company, or, if such sales continue that such sales will be on terms favorable to the Company. The termination of sales of pictographic symbols to the Company could have a material adverse effect on the Company's business, financial condition and results of operations. The Company relies on limited sources for other components as well. If the Company were unable to obtain sufficient quantities of components, it could experience delays or reductions in product shipments which would have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, delays in filling orders may have a material adverse effect on the Company's relationships with its customers, which may cause a permanent loss of sales and result in a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Disability Products -- Products and "-- Production and Distribution Operations."


     UNCERTAINTY OF FUTURE ACQUISITIONS. Although the Company has from time to time considered various acquisition opportunities and has held informal discussions with certain companies regarding the possible acquisition of such companies, the Company does not currently have any specific acquisition under active consideration. However, the Company may make acquisitions in the future. Such acquisitions may be of technologies, product lines or businesses that are complementary to the Company's business, such as the pharmaceutical simulation software that the Company recently acquired. Significant uncertainties accompany any acquisition and its integration with the Company's existing operations and products, such that any acquisition could have an adverse effect on the Company. There can be no assurance that the Company will be able to locate appropriate acquisition candidates, that any identified candidates will be acquired or that acquired operations will be effectively integrated or prove profitable. See "Business -- Simulation Software -- Pharmaceutical Simulation Software."

     SEASONALITY AND FLUCTUATIONS IN QUARTERLY PERFORMANCE. The Company anticipates that a large portion of its business may be seasonal, with operating results varying from quarter to quarter. The Company believes that this may be due to budget cycles of the Company's targeted school customers. The Company's historical revenues and results of operations are not necessarily indicative of future revenues and results of operations, because, among other things, the Company is only now entering the simulation software business, the market for educational multimedia software products is evolving rapidly and the Company's revenues in any period will be significantly affected by the announcements and product offerings of the Company and its competitors, as well as school demands, school budget cycles and the economy in general. Accordingly, the Company believes that period to period comparisons of its financial results should not be relied upon as an indication of future performance. Due to all of these factors, it is possible that in some future quarter the Company's operating results will be below expectations of public market analysts and investors. In such event, the price of the Company's securities could be adversely affected.

     HIGHLY COMPETITIVE INDUSTRIES. The educational software industry in which the Company intends to operate is very competitive. The Company will compete in the school marketplace primarily with other companies offering educational software products. Most educational software publishers compete in the grade and middle school markets, addressing primarily reading and math skills. The Company intends to compete in the high school and college markets, providing software to address science and math subjects. To date, only a few software publishers have addressed these markets and offer products covering full curriculums, although the larger textbook publishers are offering traditional print materials for science and math courses. Existing competitors may continue to broaden their product lines, and potential competitors, including large hardware or software manufacturers and educational materials publishers, may enter or increase their focus on the school market, resulting in greater competition for the Company. The Company's potential competitors include many companies which have substantially greater financial, development and marketing resources than those of the Company. The key competitive factors in the high school and college educational software business include the depth and breadth of the product line, educational approach, ease of use, after-sales service and training, and price. In the school market, the Company will face competition from other companies offering educational software products, including those who offer integrated learning systems, bundled hardware and software systems for entire schools. While these vendors have traditionally targeted elementary and middle schools, there can be no assurance that such companies will not enter the high school and college markets in the future with competitive products. There can be no assurance that any of the Company's simulation software products will compete effectively against other interactive multimedia software products. In the home software marketplace, the Company will face direct competition from other companies offering educational software products as well as competition for shelf space from other companies offering entertainment and consumer software products. A number of factors, including, but not limited to, discounts to wholesalers and customer service and marketing efforts, affect access to wholesalers and retailers. There can be no assurance that the Company will be able to market its products successfully or compete effectively in the school or, in the future, in the home marketplace. See "Business -- Competition."

     The augmentative communication industry in which the Company competes is also very competitive. The Company believes that the level of sophistication of the market somewhat precludes successful entry by very small companies, as has been possible in the past; however, companies with sufficient financial, development and marketing resources may enter the market. There can be no assurance that the Company's products will remain at the technological forefront of the industry, or that the Company will be able to market and sell its products successfully in the presence of new competition, whether from improved products offered by existing competitors, or from new competitors who may enter the market with new technologies.

     RISK OF PRODUCT DEFECTS. Software products as complex as those offered by the Company may contain undetected errors or "bugs" when introduced or when new versions are released. The Company has in the past discovered software defects in certain of its products after commercial release. No assurance can be given that, despite testing by the Company, errors will not be found in new products or releases after commencement of commercial shipments, resulting in loss of market share or failure to achieve market acceptance. Any such occurrence could have a material adverse effect upon the Company's business, financial condition and results of operations. The Company's warranty costs have not been significant to date, however the Company has not yet released any of its educational or pharmaceutical simulation software programs. No assurance can be given that such costs will not increase in future periods or that any such increase would not have a material adverse effect on the Company's business, financial condition and results of operation. See "Business -- Disability Products -- Products."


     LIMITED PROTECTION OF INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS; NO PATENTS. The Company regards its E Z Keys for Windows, Talking Screen for Windows, Pegasus LITE and related software and its simulation software products as proprietary and relies primarily on a combination of copyright, trademark, trade secret and confidential information laws and employee and third-party non-disclosure agreements and other methods to protect its proprietary rights. There can be no assurance that these protections will be adequate to protect the Company's intellectual property rights or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technologies. The Company does not currently hold any patents or have any patent applications pending for itself or its products and has not obtained Federal registration for any of its trademarks. The Company enters into non-disclosure and invention assignment agreements with its employees and enters into non-disclosure agreements with its consultants, subcontractors and distributors. However, there can be no assurance that such measures will protect the Company's proprietary technology, or that its competitors will not develop products with features based upon, or otherwise similar to, the Company's products or that the Company will be able to enjoin competitors from selling similar products.

     The Company believes that its products, trademarks and other proprietary rights do not infringe on the proprietary rights of third parties. The Company has been conducting business on a world-wide basis in the augmentative communication and computer alternative access industries without receiving claims from third parties that its products or names infringe on any proprietary rights of other parties. However, the Company is a recent entrant in the educational and pharmaceutical simulation software fields. There can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to current or future products, trademarks or other Company works or that such assertion may not require the Company to enter into royalty arrangements or result in costly litigation. See
"Business -- Disability Products -- Intellectual Property."

     DEPENDENCE ON KEY PERSONNEL. The Company's success depends to a significant extent on the continued service of its key technical and management personnel, particularly Walter S. Woltosz, the Company's co-founder, Chief Executive Officer, President and Chairman of the Board of Directors. The Company's growth and future success will depend in large part on its ability to continue to hire, motivate and retain Mr. Woltosz and other qualified employees. The competition for such personnel is intense, and the loss of key employees could have an adverse effect on the business, financial condition or results of operations of the Company. Although Mr. Woltosz has entered into an employment agreement with the Company, there can be no assurance that the Company will be able to retain him or its other key employees in the future. The Company has applied for key person life insurance in the amount of $1,000,000 for Mr. Woltosz. Although the Company believes that it can obtain such a life insurance policy, no assurance can be given that such policy will be issued, or, if issued, that the premium charged on such policy will be acceptable to the Company. See "Management."


     BENEFITS TO MAJORITY SHAREHOLDERS. Out of the proceeds of this offering, the Company plans to pay Mr. Woltosz $150,000 in satisfaction of accrued but unpaid compensation. Mr. Woltosz will use a portion of the proceeds to repay a loan from the Company. See "Use of Proceeds" and "Certain Transactions."



     CONCENTRATION OF OWNERSHIP. Following this offering, the current officers and directors of the Company and their affiliates will beneficially own or have voting control over approximately 61.11% of the outstanding shares of Common Stock (assuming exercise of the warrants sold to the Selling Shareholders). Accordingly, these individuals will have the ability to influence the election of the Company's directors and effectively to control most corporate actions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control of the Company. See "Principal and Selling Shareholders."


     RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS. The Company distributes its products in approximately 12 countries and revenues from sales outside the United States represented approximately 14%, 11%, and 17% of the Company's revenues for the fiscal years ended August 31, 1996, 1995 and 1994, respectively, and approximately 20% and 14% of the Company's revenues for the six month periods ended February 28, 1997 and February 29, 1996, respectively. Adaption of the Company's products for distribution in foreign countries includes translation of text to conform to foreign languages and conventions and can be time consuming and costly. The Company faces the following additional risks in distributing its products abroad although to date such risks have not materially and adversely affected the Company's business: unexpected changes in regulatory requirements, tariffs and other trade barriers, longer accounts receivable payment cycles, difficulties in managing international operations, potentially adverse tax consequences, repatriation of earnings and the burdens of complying with a wide variety of foreign laws. There can be no assurance that such factors will not have an adverse effect on the Company's future foreign sales and, consequently, the Company's future business, financial condition or results of operations. All of the Company's international sales are currently designated in United States Dollars. Strengthening of the United States Dollar in relation to other currencies may result in the Company's products becoming more expensive in foreign markets, which may result in decreased demand for the Company's products in such markets. The Company does not engage in hedging transactions to mitigate against such risk.



     BROAD DISCRETION OF APPLICATION OF PROCEEDS OF OFFERING. A portion of the proceeds of the offering will be used for general working capital. Management will have broad discretion as to the use of such proceeds and management reserves the right to reallocate all proceeds to working capital. See "Use of Proceeds."



     RISK OF PUBLIC OFFERINGS; PRIOR OFFERING. In September 1996, the Company filed a Registration Statement covering the sale of 500,000 units (the "Units"), each Unit consisting of two shares of Common Stock and one non-redeemable warrant exercisable to purchase one share of Common Stock at $6.50 per share for a period of five years from the date such Registration Statement was to be declared effective by the Securities and Exchange Commission, at $10.01 per Unit (the "Prior Offering") through Janda, Phillips and Garrington, The Capital Markets Division of Financial West Group as the representative (the "Prior Representative") of certain underwriters. On or about November 26, 1996, the Prior Representative advised the Company that it had failed to reach agreement with its clearing agent regarding the amount of capital that such clearing agent required the Prior Representative to maintain in connection with the Prior Offering and that since it did not have the ability to close the Prior Offering at that time, it withdrew from such Prior Offering. The failure to complete the Prior Offering could adversely affect the market price of the Shares offered hereby.



     GOVERNMENT REGULATION. Devices that produce radio frequency ("RF") energy are regulated by the Federal Communications Commission (the "FCC") pursuant to the Communications Act of 1934, as amended. Part 15 of the FCC's Rules establish technical standards for devices that generate radio energy but that are not intended to emit RF energy and do not transmit information on radio frequencies. Such devices are known as "unintentional radiators." The FCC requires that equipment authorizations be obtained from the FCC in order to market Part 15 unintentional radiators and that applicants for equipment authorizations demonstrate that their equipment satisfies FCC technical requirements relating to RF emissions. The Company had not previously sought to obtain FCC equipment authorizations for any of its products and was recently advised that certain of its products are subject to Part 15 so that such authorizations are required. The Company also recently learned that certain of these products did not comply with the FCC's technical requirements under certain limited circumstances. The Company has completed modifications to these products to comply with these technical requirements and has successfully completed testing at an FCC-certified lab for all of its current products. Certain of the Company's products are subject to similar regulatory requirements in certain foreign markets and the Company believes certain of its products have not complied with these requirements. These regulations may require similar modifications to the Company's products. Non-compliance with these requirements can result in fines, halts in sales and recalls. The Company believes that it may incur fines but that these will not materially adversely affect the Company's operations or financial position and that the risk of further adverse consequences as a result of these circumstances is remote. However, there can be no assurance that these circumstances will not result in further adverse consequences.



     Under the Federal Food, Drug and Cosmetic Act, a "[medical] device" is defined, in part, as an "instrument, apparatus, implement, machine, contrivance, or other similar or related article . . . which is . . . intended for use in the . . . mitigation, treatment or prevention of disease in man or other animals." The FDA regulates such devices with respect to preclinical and clinical testing, manufacturing, labeling, distribution and promotion. The FDA issued a letter dated April 28, 1995 to one of the Company's competitors concerning the applicability of FDA rules to disability products similar to the Company's. This letter stated that the FDA had determined that communication systems that were the subject of that letter will be considered as meeting the definition of a medical device only if they are intended to be used for communications directly with medical personnel or to alert authorities regarding a medical condition or medical emergency and that the FDA will not consider communication systems to be medical devices if they are intended to facilitate communications for physically impaired persons and make no specific or implied claims for use during a medical emergency. This letter addressed products of a competitor of the Company.

The Company believes that its disability products are similar in intended use to the product that was the subject of such letter and that its disability products have not been promoted or marketed in a way that would suggest that such products are intended to facilitate communications for physically impaired persons for use during a medical emergency. Accordingly, the Company believes that its disability products are not subject to regulation as medical devices in accordance with the FDA's position expressed in such letter. There can be no assurance that the FDA will not change its regulatory position in the future and seek to regulate such products as medical devices or that the Company's disability products will not otherwise become subject to FDA regulation as medical devices. In the event the Company's disability products were to become subject to FDA regulations as medical devices, the Company would incur added costs and regulatory burdens. See "Business -- Disability Products -- Government Regulation."


     ENVIRONMENTAL COMPLIANCE. In the ordinary course of its manufacturing and repair processes, the Company uses batteries, glue and similar materials which are stored on-site. The waste created by use of these materials is transported off-site on a regular basis. The Company currently ships batteries to a battery distributor for recycling and disposes of empty glue containers in accordance with instructions given to it by the disposal company that disposes of the Company's general refuse. Although the Company is not aware of any claim involving violation of environmental or occupational safety and health laws and regulations, there can be no assurance that such a claim may not arise in the future, which may have a material adverse effect on the business, financial condition or results of operations of the Company. See "Business -- Disability Products -- Environmental Compliance."



     NO PRIOR PUBLIC MARKET; ARBITRARY OFFERING PRICE; POSSIBLE VOLATILITY OF STOCK PRICE. Prior to this offering, there has been no public market for the Common Stock. Although the Company intends to apply for listing of its Common Stock on the Nasdaq SmallCap Market, there can be no assurance that an active trading market will develop or, if it develops, that it will be sustained. Holders of the Common Stock may, therefore, have difficulty in selling their securities should they desire to do so. The initial public offering price was determined by negotiations between the Company and the Representative, and may not be indicative of the market price of the Common Stock after this offering. The trading price of the Common Stock could also be subject to significant fluctuation in response to variations in quarterly results of operations, announcements of technological innovations or new products by the Company or its competitors, developments or disputes with respect to proprietary rights, general trends in the industry and overall market conditions and other factors. The market for securities of early-stage, small-market capitalization companies has been highly volatile in recent years, often as a result of factors unrelated to a company's operations. See "Underwriting."



     EXERCISE OF WARRANTS; EXERCISE AND GRANT OF OPTIONS. In connection with this offering, the Company will sell to the Representative, for a nominal price, a warrant to purchase an aggregate of 115,000 shares of Common Stock (the "Representative's Warrant"). The Representative's Warrant will be exercisable commencing 12 months after the date of this Prospectus and ending five years after the date of this Prospectus, at an exercise price of $6.00 per share. The holder of the Representative's Warrant has the opportunity to profit from a rise in the market price of the Company's Common Stock, if any, without assuming the risk of ownership. The Company may find it more difficult to raise additional equity capital if it should be needed for the business of the Company while the Representative's Warrant is outstanding. The holder of the Representative's Warrant will have certain registration rights which may cause future expense to the Company. At any time when the holder thereof might be expected to exercise it, the Company would probably be able to obtain additional equity capital on terms more favorable than those provided by the Representative's Warrant. The total number of shares of Common Stock reserved for issuance under the Company's 1996 Stock Option Plan is 250,000. The Company has also issued to Patricia Ann O'Neil and Fernando Zamudio, the Selling Shareholders, warrants to purchase an aggregate of 250,000 shares of Common Stock in connection with a bridge loan that they made to the Company. In addition, the Company has issued to certain of the Bridge Lenders the Lender's Warrants to purchase an aggregate of 280,000 shares of Common Stock in connection with the Bridge Loan that they made to the Company. The holders of the Lender's Warrants have the opportunity to profit from a rise in the market price of the Company's Common Stock, if any, without assuming the risk of ownership. The Company may find it more difficult to raise additional equity capital if it should be needed for the business of the Company while the Lender's Warrants are outstanding. The holders of the Lender's Warrants will have certain registration rights which may cause future expense to the Company. At any time when the holders of the Lender's Warrants might be expected to exercise them, the Company would probably be able to obtain additional equity capital on terms more favorable than those provided by the Lender's Warrants. The Bridge Lenders have, however, agreed not to resell or otherwise transfer the Lender's Warrants or the shares of Common Stock issuable upon exercise thereof until 365 days from the consummation of this offering. Further, the Company has reserved for issuance 300,000 shares of Common Stock for issuance upon the exercise of the Performance Warrants. To the extent that the Representative's Warrant, any options granted under the Company's stock option plan or any other warrants or options are exercised, the ownership interests of the Company's shareholders may be diluted proportionately. See "Underwriting", "Management -- 1996 Stock Option Plan" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".



     SHARES ELIGIBLE FOR FUTURE SALE. After completion of this offering, 3,350,000 shares of Common Stock will be issued and outstanding, assuming no exercise of (i) the Over-Allotment Option; (ii) the Representative's Warrant;
(iii) the warrants to purchase 250,000 shares of Common Stock held by the Selling Shareholders; (iv) the Performance Warrants; (v) the warrants to purchase 280,000 shares of Common Stock held by certain of the Bridge Lenders; and (vi) other outstanding rights to acquire Common Stock. Of these shares, the 1,150,000 shares of Common Stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), by persons other than "affiliates" of the Company (as that term is defined in Rule 144 under the Securities Act). The remaining 2,200,000 shares of Common Stock issued by the Company prior to this offering will be "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act, and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144. Each holder of Common Stock who is an officer, director or key employee of the Company has entered into a "lock-up" agreement providing that such shareholder will not offer, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Company's Common Stock or any security or other instrument which by its terms is convertible into, exercisable for, or exchangeable for shares of the Company's Common Stock for a period of 18 months after the effective date of the Registration Statement without the prior written consent of the Representative.



     2,200,000 shares of Common Stock will be eligible for sale 18 months after the effective date of the Registration Statement, subject to satisfaction of the applicable conditions of Rule 144. Further, the 280,000 shares of Common Stock issuable upon exercise of the Lender's Warrants will be eligible for sale 365 days after the effective date of the Registration Statement. In addition, the 250,000 shares of Common Stock issuable upon exercise of the warrants granted to the Selling Shareholders are eligible for resale pursuant to the Registration Statement of which this Prospectus is a part. Sales of substantial amounts of shares in the public market following the expiration of the lock-up agreements or restrictions imposed by Rule 144, or the prospect of such sales, could adversely affect the market price of Common Stock. See "Description of Securities," "Certain Transactions" and "Shares Eligible for Future Sale."


     ABSENCE OF DIVIDENDS. The Company has never paid cash dividends on the Common Stock and does not anticipate paying cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."


     DILUTION. After giving effect to the sale of the 1,150,000 shares of Common Stock offered by the Company hereby at the initial public offering price of $5.00 per Share and the receipt of the estimated net proceeds therefrom, the Company's existing shareholders will experience an immediate increase in net tangible book value of $1.47 per share and purchasers of Common Stock in this offering will experience immediate dilution in net tangible book value of $3.85 per share or approximately 77% of their investment. See "Dilution."


     LIMITATIONS ON LIABILITY OF DIRECTORS. The Company's Articles of Incorporation substantially limits the liability of the Company's directors to the Company and its shareholders for breach of fiduciary and other duties to the Company. See "Management -- Limitation of Liability and Indemnification Matters."

     POSSIBLE DELISTING OF SHARES OF COMMON STOCK FROM THE NASDAQ MARKET. While the Company believes that the shares of Common Stock will be included for quotation on the Nasdaq SmallCap Market

("Nasdaq"), there can be no assurance that this will actually occur. The Company will have to maintain certain minimum financial requirements for continued inclusion on Nasdaq.

     If the Company is unable to satisfy Nasdaq's maintenance requirements, the Company's securities may be delisted from Nasdaq. In such event, trading if any, in the shares of Common Stock would thereafter be conducted in the over-the-counter markets in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board." Consequently, the liquidity of the Company's securities could be impaired, not only in the number of securities which could be bought and sold, but also through delays in the timing of the transactions, reductions in security analysts' and the news media's coverage of the Company, and lower prices for the Company's securities than might otherwise be attained.


     RISK OF PENNY STOCKS. If the Company's securities were to be delisted from Nasdaq, they could become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worths in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the rule may adversely affect the ability of broker-dealers to sell the Company's securities and may adversely affect the ability of purchasers in the offering to sell any of the securities acquired hereby in the secondary market.


     Securities and Exchange Commission ("Commission") regulations define a "penny stock" to be any non-Nasdaq equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     The foregoing required penny stock restrictions will not apply to the Company's securities if such securities are listed on Nasdaq and have certain price and volume information provided on a current and continuing basis or meet certain minimum net tangible assets or average revenue criteria. There can be no assurance that the Company's securities will qualify for exemption from these restrictions. In any event, even if the Company's securities were exempt from such restrictions, it would remain subject to Section 15(b)(6) of the Exchange Act, which gives the Commission the authority to prohibit any person that is engaged in unlawful conduct while participating in a distribution of a penny stock from associating with a broker-dealer or participating in a distribution of a penny stock, if the Commission finds that such a restriction would be in the public interest. If the Company's securities were subject to the rules on penny stocks, the market liquidity for the Company's securities could be severely adversely affected.


     LACK OF EXPERIENCE OF WALDRON & CO., INC. While Waldron & Co., Inc. has been in the investment broker's business and registered NASD members since 1939, it has not previously participated as a managing underwriter in public offerings of equity securities. Prospective purchasers of Common Stock in this offering should consider the lack of experience of Waldron & Co., Inc. in evaluating an investment in the Company. See "Risk Factors -- Prior Offering" and "Underwriting."


     RISKS RELATED TO REPRESENTATIVE'S AGREEMENTS WITH THE COMPANY. The Company has agreed to appoint Waldron & Co., Inc. as representative (the "Representative") of the several underwriters in this offering. In connection with such engagement, the Company has agreed to appoint the Representative, for a period of two years, as its non-exclusive advisor for the purpose of identifying and developing future mergers and acquisition candidates. If, during the term of this appointment, the Company participates in any merger, acquisition or other transaction which the Representative has brought to the Company, including acquisition of assets or stock and in which it pays for the acquisition, in whole or in part, with shares of the Company's Common Stock, then it will be obligated to pay the Representative a fee for such services which will vary depending upon the size of the transaction. In addition, the Representative will have the right for a period of three years following the date of this Prospectus to receive notice of, and to have an observer present at, meetings of the Board of Directors and shareholders of the Company and the Company is obligated to reimburse the Representative for the costs and expenses reasonably incurred by such observer in attending such meetings. See "Underwriting."

     FORWARD-LOOKING STATEMENTS. When used in this Prospectus and the documents incorporated herein by reference, the words "believes," "anticipates," "intends," "expects" and similar expressions are intended to identify in certain circumstances, forward-looking statements. Such statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those projected, including the risks described in this "Risk Factors" section. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such statements. The Company undertakes no obligation to update these forward-looking statements.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 1,150,000 shares of Common Stock offered by the Company, at an initial public offering price of $5.00 per Share, are estimated to be approximately $4,550,000 (approximately $5,300,000 if the Over-Allotment Option is exercised in full), after deducting estimated offering expenses of approximately $625,000 (approximately $650,000 if the Over-Allotment Option is exercised in full) and the underwriting discounts and commissions. The Company expects to use the net proceeds of this offering for working capital purposes, to repay certain short-term indebtedness and to pay accrued but unpaid compensation, as described more fully below.



     The Company expects to use its working capital to develop educational and pharmaceutical simulation software, to further enhance its products for the disability market, and to expand its distribution network and sales and marketing forces in the United States and internationally. The Company anticipates using approximately $2,605,000 of the net proceeds of the offering to add marketing, sales, engineering, and scientific personnel, to purchase equipment, to expand the size of its Palmdale, California, office and to continue to expand and enhance its lines of educational and pharmaceutical simulation software. The Company also expects to use approximately $1,800,000 of the net proceeds of the offering to (i) repay a short-term bridge loan in the aggregate principal amount of $500,000, plus accrued interest at the rate of 10.0% per annum and payment of additional fees, maturing five business days after the closing of this offering (See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources), (ii) repay the Bridge Loan in the aggregate principal amount of $1,100,000, plus accrued interest at the rate of 10% per annum, maturing five business days after the closing of this offering, (iii) repay a $50,000 promissory note issued to Dr. Michael Bolger that was issued to him in connection with the Company's acquisition of certain simulation software programs (See "Business -- Simulation Software -- Pharmaceutical Simulation Software") and (iv) satisfy accrued but unpaid compensation to the Company's

Chief Executive officer of $150,000. The expected uses of the net proceeds of the offering are summarized below:


           ANTICIPATED USES OF NET PROCEEDS             APPROXIMATE AMOUNT     PERCENT OF NET PROCEEDS
------------------------------------------------------  ------------------     -----------------------
Repayment of principal of bridge loan from Patricia
  Ann O'Neil and Fernando Zamudio.....................      $  500,000                   10.99%
Repayment of Principal of Bridge Loan.................       1,100,000                   24.18
Research and development for educational simulation
  software............................................         645,000                   14.18
Research and development for pharmaceutical simulation
  software............................................         300,000                    6.59
Expand sales force for Words+, Inc....................         300,000                    6.59
Marketing and sales expenses..........................         700,000                   15.38
Equipment purchases and leases........................         360,000                    7.91
Payment of accrued but unpaid compensation (net)......         110,000                    2.42
Facilities expansion..................................         300,000                    6.59
Repayment of line of credit...........................         100,000                    2.20
Repayment of principal of Promissory Note due to Dr.
  Michael Bolger......................................          50,000                    1.10
Other uses (as described below).......................          85,000                    1.87
                                                            ----------
  Total...............................................      $4,550,000                  100.00%
                                                            ==========



The use of the balance of the net proceeds from the offering referenced as "Other Uses" in the above table is dependent on various factors, including the timing of the introduction and customer acceptance of additional educational and pharmaceutical simulation software titles, and growth in foreign sales of the Company's disability products. The remaining proceeds of this offering, including any proceeds received from the exercise of the Over-Allotment Option (approximately $85,000, or approximately $835,000 if the Over-Allotment Option is exercised in full), will be used to fund additional new product development, potential strategic acquisitions or joint ventures, and other general corporate purposes including paying accrued interest to the holders of the notes issued in connection with the Bridge Loan and the promissory notes held by Patricia Ann O'Neil and Fernando Zamudio, which as of April 30, 1997 was approximately $70,000. See "Business -- Simulation Software -- Pharmaceutical Simulation Software." Pending such uses, the net proceeds will be invested in short-term, investment-grade, interest-bearing securities.


                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock. The Company currently intends to retain its earnings for future growth and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Any future determination as to the payment of dividends will be at the discretion of the Company's Board of Directors and will depend, among other things, on the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

                                    DILUTION


     As of February 28, 1997, the net tangible book value of the Company was $(712,072) in the aggregate, or $(0.32) per share of Common Stock. "Net tangible book value per share" represents the amount of the Company's tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the Shares offered hereby, at an offering price of $5.00 per Share, net of offering expenses, and assuming (i) no exercise of the Over-Allotment Option, and (ii) no exercise of outstanding stock options or warrants to purchase Common Stock, the net pro forma tangible book value of the Common Stock as of February 28, 1997, would have been $3,837,928 in the aggregate, or $1.15 per share. This represents an immediate increase in the net tangible book value of $1.47 per share of Common Stock to existing shareholders as a result of this offering and an immediate dilution of $3.85 per share to new shareholders purchasing shares of Common Stock in the offering. "Dilution per share" represents the difference between the price per share to be paid by new shareholders for the shares of Common Stock issued in the offering and the net pro forma tangible book value per share as of February 28, 1997. The following table illustrates this per share dilution:



        Assumed offering price per share.............................            $5.00
          Net tangible book value per share before the offering......  (0.32)
          Increase per share attributable to the offering............   1.47
        Net tangible book value per share as adjusted to reflect the
          offering...................................................             1.15
                                                                                 -----
        Dilution per share to new shareholders.......................            $3.85
                                                                                 =====


     The following table summarizes, on a pro forma basis at February 28, 1997 the differences between existing shareholders and new investors with respect to the number of shares purchased from the Company, the total cash consideration paid to the Company and the average price paid per share by existing shareholders and by purchasers of the shares offered hereby (at an assumed initial public offering price of $5.00 per share and before deducing the underwriting discount and the estimated offering expenses payable by the Company).


                                        SHARES PURCHASED         TOTAL CONSIDERATION
                                      ---------------------     ----------------------     AVERAGE PRICE
                                       NUMBER       PERCENT       AMOUNT       PERCENT       PER SHARE
                                      ---------     -------     ----------     -------     -------------
Existing Shareholders...............  2,200,000       65.67%    $    2,200        0.04%        $0.00
New Shareholders....................  1,150,000       34.33      5,750,000       99.96%        $5.00
                                      ---------       -----     ----------       -----
  Total.............................  3,350,000      100.00%    $5,752,200      100.00%
                                      =========      ======     ==========      ======



     The computations in this section assume: (i) no exercise of the Over-Allotment Option; (ii) no exercise of the Representative's Warrant; (iii) no exercise of the Selling Shareholder warrants to purchase 250,000 shares of Common Stock; (iv) no exercise of the Performance Warrants; and (v) no exercise of stock options issuable under the Company's 1996 Stock Option Plan, none of which are outstanding as of the date of this Prospectus; and (vi) no exercise of the Lender's Warrants. See "Management -- 1996 Stock Option Plan," "Description of Securities," "Underwriting," "Principal and Selling Shareholders" and "Certain Transactions."

                                 CAPITALIZATION


     The following table sets forth the Company's capitalization as of February 28, 1997 and as adjusted to reflect the sale by the Company of 1,150,000 Shares offered hereby at an assumed initial public offering price of $5.00 per Share, after deducting estimated underwriting discounts and commissions and offering expenses, and the application of the net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.



                                                                          FEBRUARY 28, 1997
                                                                     ----------------------------
                                                                        ACTUAL        AS ADJUSTED
                                                                     ------------     -----------
Long-term obligations..............................................   $   68,783      $    68,783
Shareholders' equity (deficit)(1)
  Common Stock, no par value, 20,000,000 shares authorized,
     2,200,000 shares issued and outstanding; 3,350,000 shares
     issued and outstanding, as adjusted...........................        2,200            3,350
  Additional paid-in capital.......................................      280,000        4,828,850
  Retained earnings (deficit)......................................     (460,964)        (460,964)
     Total shareholders' equity (deficit)..........................     (178,764)       4,371,236
                                                                      ----------       ----------
          Total capitalization.....................................   $ (109,981)     $ 4,440,019
                                                                      ==========       ==========


---------------


(1) Does not include (i) the Over-Allotment Option; (ii) the Representative's Warrant; (iii) 250,000 shares of Common Stock reserved for issuance upon the exercise of options outstanding or available for future grant under the Company's 1996 Stock Option Plan; (iv) 300,000 shares reserved for issuance upon exercise of the Performance Warrants granted to Walter and Virginia Woltosz; (v) 250,000 shares reserved for issuance upon exercise of the Selling Shareholder Warrants and (vi) 280,000 shares reserved for issuance upon exercise of the Lender's Warrants. See "Principal and Selling Shareholders" and "Certain Transactions."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The data set forth below is qualified by reference to, and should be read in conjunction with, the consolidated financial statements of the Company and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The following selected financial data of the Company for the fiscal years ended August 31, 1996, 1995 and 1994 are derived from the financial statements of the Company audited by Singer Lewak Greenbaum & Goldstein LLP, independent accountants. The consolidated balance sheets at August 31, 1996 and 1995 and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for the fiscal years ended August 31, 1996, 1995 and 1994, respectively, and notes thereto are included elsewhere in this Prospectus. The selected financial data as of February 28, 1997, and for the six-month periods ended February 28, 1997 and February 29, 1996 have been derived from the Company's unaudited financial statements which, in the opinion of management, reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation of the results of operations for such periods. The results of the interim periods are not necessarily indicative of the results of a full year.


                                                                                 SIX MONTHS ENDED
                                                                           -----------------------------
                                               FISCAL YEARS ENDED
                                                   AUGUST 31,              FEBRUARY 29,     FEBRUARY 28,
                                          ----------------------------     ------------     ------------
                                           1994       1995       1996          1996             1997
                                          ------     ------     ------     ------------     ------------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF OPERATIONS DATA:
  Net sales.............................  $2,589     $2,879     $2,601        $1,361           $1,220
  Cost of sales.........................   1,372      1,356      1,289           662              569
                                          ------     -------    ------        ------           ------
  Gross profit..........................   1,217      1,523      1,312           699              651
  Selling, general and administrative
     expenses...........................     994      1,100      1,190           602              938
  Research and development..............     159        102        108            45               56
                                          ------     -------    ------        ------           ------
  Income (loss) from operations.........      64        321         14            52             (343)
  Other income (expenses)...............     (12)       (13)        24            (2)            (347)
                                          ------     -------    ------        ------           ------
  Income (loss) before provision for
     income taxes.......................      52        308         38            50             (690)
  Provision (benefit) for income
     taxes..............................       9        115         15            15              (39)
                                          ------     -------    ------        ------           ------
  Net income (loss).....................  $   43     $  193     $   23        $   35           $ (651)
                                          ======     =======    ======        ======           ======
  Net income (loss) per share...........  $ 0.02     $ 0.09     $ 0.01        $ 0.01           $(0.27)
                                          ======     =======    ======        ======           ======
  Weighted average number of shares
     outstanding........................   2,390      2,390      2,390         2,390            2,390
                                          ======     =======    ======        ======           ======



                                                                          FEBRUARY 28, 1997
                                                                      --------------------------
                                                                      ACTUAL      AS ADJUSTED(1)
                                                                      -------     --------------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital (deficit).......................................    $(1,362)        $3,591
  Total assets....................................................      2,018          4,768
  Long-term liabilities...........................................         69             69
  Total shareholders' equity (deficit)............................       (179)         4,371


---------------


(1) Adjusted to reflect the sale of 1,150,000 Shares offered by the Company hereby at an assumed initial public offering price of $5.00 per Share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Certain Transactions."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion is intended to provide an analysis of the Company's financial condition and results of operations and should be read in conjunction with, and is qualified in its entirety by, the Company's Consolidated Financial Statements and the Notes thereto contained elsewhere in this Prospectus. Historical results and percentage relationships among any amounts included in the Company's Consolidated Financial Statements are not necessarily indicative of trends in operating results for any future period.

OVERVIEW

     From 1981 to 1996, the Company's operations consisted of the development, production, marketing, sales, and support of software and hardware for use by persons with severe physical disabilities. In 1996, the Company began the development of educational and pharmaceutical simulation software for the school and home study markets and the pharmaceutical industry, respectively. The educational simulation software simulates laboratory experiments for high school and college science classes and can also be operated by severely-disabled students with as little motion as the blink of an eye. Able-bodied students can operate the software through standard keyboard and mouse inputs. The pharmaceutical simulation software simulates the process of amino acids that comprise certain transmembrane proteins settling into their equilibrium positions. The Company has identified simulation software for education and for the pharmaceutical industry as major new business areas.


     As of February 28, 1997, the Company's sales have been generated almost exclusively from the marketing, sale and support of its software and hardware products for the disability market, as well as repairs. While the Company expects increased revenue from the sale of products in the disability market, the Company also anticipates that future revenues from the sale of educational and pharmaceutical simulation software will be greater than those from the sale of products in the disability market. The Company's simulation software businesses are at an early stage of development and as of February 28, 1997, no sales from such products have been generated by the Company although the Company recently commenced advertising the projected availability of three educational simulation software programs for March 1997. Such programs became available in May 1997. Accordingly, there can be no assurance as to the volume of sales and earnings, if any, that can be generated by the Company from the simulation software businesses.


     Growth in disability product sales is expected by the Company as a result of an expanded sales force, continued product improvements, and the recent introduction of the Pegasus LITE communication device. Management believes, based on feedback from customers, dealers, and sales representatives, that the release of the new Pegasus LITE (4.5 pounds) in April 1996, and the availability of mature versions of both E Z Keys for Windows and Talking Screen for Windows software will result in improved sales of these products for the fiscal year ending August 31, 1997. The Company released the first Beta test version of its E Z keys for Windows 95 software in the early part of March 1997 and expects additional sales as a result of this new product, although no assurance in this regard can be given. In addition, the Company has completed the development of foreign language versions of its disability software, and has begun to realize additional net sales in overseas markets from the sale of such foreign language versions.

     The Company's historic business of sales to the disability market involves products that are a combination of software and specially-developed or modified hardware products. The Company's new line of educational and pharmaceutical simulation software will be comprised almost exclusively of software products. However, development of this software is not complete. Accordingly, the Company expects that cost of sales will decline as a percentage of new sales as the Company sells more high margin software products and derives a lesser percentage of revenues from sales of lower margin hardware products. The Company also expects selling, general and administrative expenses and research and development expenses to increase as a percentage of sales in the near term, as the Company hires additional staff to complete development of new product lines.

     The Company is currently implementing a strategy to capitalize on the rapid growth of computer technology in education in general and on the interest in promoting student interest in science and math education in particular. The Company's immediate plan is to develop simulated laboratory experiments for the standard range of high school and college science courses, including Physical Science, Physics, Chemistry, and

Biology. Each software title will incorporate the Company's proprietary technology that will allow not only able-bodied students, but also even severely physically-disabled students, to operate the simulations with as little motion as the blink of an eye with an optional hardware interface and appropriate input switch. The Company has developed methods to cost-effectively include high quality photorealistic graphics as part of the simulations, so that the on-screen presentation appears as much like real laboratory equipment as possible. See "Business -- Simulation Software."

     The Company's strategy in the area of pharmaceutical simulations is initially to build a team of simulation experts in each of the component areas needed to model a variety of phenomena for new drug compounds. These component areas include pharmacology, chemistry, fluid mechanics, molecular dynamics, thermochemistry, and other related disciplines that determine the solubility, permeability, transport characteristics, and other pertinent factors that affect, for example, how a compound is absorbed through various membranes in the body or how it degrades on the shelf. The Company intends to enhance the software that it recently acquired from Dr. Michael Bolger to develop simulations, with the goal of providing pharmaceutical companies with a cost-effective substitute for some portion of the expensive laboratory and animal testing currently carried out in the pre-screening of drug compounds prior to subjecting these drugs to the more extensive testing required in the development of new drugs by the Food and Drug Administration. The Company has also signed a letter of intent to form a strategic alliance with Therapeutic Systems Research Laboratories ("TSRL") the purpose of which is to build and sell a simulation software package for drug absorption in the human gastrointestinal tract. See "Business -- Simulation Software."

     The Company's success will to a large extent depend on its ability to continue to increase sales in the disability market, its success in completing development of and marketing its new line of educational simulation software, and in continuously improving and marketing simulation software for the pharmaceutical industry. Due to a variety of factors, including, without limitation, the inherent uncertainties of software development, the unpredictability of the continued acceptance of the Company's disability products, the Company's ability to continue to develop new products at commercially acceptable prices for the disability market, the unpredictability of the acceptance of the Company's new educational simulation software products in the marketplace, the technical challenges associated with modeling various processes for new drug compounds, and the Company's ability to avoid product obsolescence in its disability products and in both educational and pharmaceutical simulations, there can be no assurance that the Company will be able to implement successfully its business plan or that the Company will be profitable in the future. See "Business -- Strategy Overview" and "Risk Factors."

RESULTS OF OPERATIONS

     The following table sets forth statements of operations items (in thousands) and the percentages that such items bear to net sales for the fiscal years ended August 31, 1996 ("FY 96"), August 31, 1995 ("FY 95") and August 31, 1994 ("FY 94").

                                                                YEAR ENDED AUGUST 31,
                                                  --------------------------------------------------
                                                       1994              1995              1996
                                                  --------------    --------------    --------------
Net sales.......................................  $2,589   100.0%   $2,879   100.0%   $2,601   100.0%
Cost of sales...................................   1,372    53.0     1,356    47.1     1,289    49.6
Selling, general, and administrative............     994    38.4     1,100    38.2     1,190    45.8
Research and development........................     159     6.1       102     3.5       108     4.1
                                                  ------   -----    ------   -----    ------   -----
Total operating expenses........................   1,153    44.5     1,202    41.7     1,298    49.9
                                                  ------   -----    ------   -----    ------   -----
Income from operations..........................      64     2.5       321    11.2        14     0.5
Income from grant...............................      --      --        --      --        34     1.3
Interest expense................................      12     0.5        13     0.5        10     0.4
Provision for income taxes......................       9     0.3       115     4.0        15     0.5
                                                  ------   -----    ------   -----    ------   -----
Net income......................................  $   43     1.7%   $  193     6.7%   $   23     0.9%
                                                  ======   =====    ======   =====    ======   =====

FY 1995 COMPARED WITH FY 1994

  Net Sales

     Net sales for FY 95 increased by $290,000, or 11.2%, to $2,879,000 compared to $2,589,000 for FY 94. Management attributes this growth to an overall growth in the industry, and to the acceptance in the field of the "dynamic display" (computer screen) concept pioneered by the Company and incorporated in its high end devices, which concept has advantages over "static display" (fixed symbols) devices based on earlier technology. Increased public awareness, improved third party funding, and recent legislation have all contributed to a growth in the industry overall.

  Cost of Sales

     Cost of sales for FY 95 decreased $16,000, or 1.2%, to $1,356,000, or 47.1% of net sales, from $1,372,000, or 53% of net sales. A major factor affecting cost of sales is that some software customers also purchase computers from the Company. The gross margin on computers is less than on software and dedicated hardware devices, such as the MessageMate communication devices made by the Company. The Company's gross profit is higher on software than on computers, and the mix of products ordered during any reporting period can have a significant effect on the Company's gross margin for that period. The decrease in cost of goods sold and the corresponding increase in gross margin was due primarily to a shift in the product sales mix to a higher proportion of sales of software products. Computer sales for FY 95 decreased to $367,000 from $454,000 for FY 94.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses for FY 95 increased by $106,000, or 10.7%, to $1,100,000 compared to $994,000 for FY 94. Sales and marketing costs include salaries, commissions, travel, trade shows, advertising, educational workshops, public relations, and other costs related directly to sales and marketing. The sales cycle for most of the Company's products in its disability market ranges from a few weeks to as much as one year, with typical sales lead times of 3-6 months. Management attributes this increase primarily to higher trade show, educational workshop and related travel expenses. As a percentage of sales, selling, general and administrative expenses decreased by 0.2% to 38.2% in FY 95 from 38.4% in FY 94.

  Research and Development

     The Company incurred $253,000 of research and development costs during FY 95, of which $151,000 was capitalized and $102,000 was expensed compared to $191,000 for FY 94, of which $32,000 was capitalized and $159,000 was expensed. The 32.5% increase in research and development expenditures for FY 95 was due primarily to development of Windows versions of the E Z keys and Talking Screen software for the disability market.

  Interest Expense

     Interest expense for FY 95 increased $1,000, or 8.3%, to $13,000 in FY 95 from $12,000 in FY 94. This increase is attributable primarily to higher borrowings by the Company on its line of credit. As a percentage of sales, interest expense remained constant at 0.5%.

  Income Taxes

     Income taxes increased $106,000, or 1,178%, to $115,000 in FY 95 from $9,000 in FY 94 because of the Company's improved earnings.

  Net Income

     Net income for FY 95 increased by $150,000, or 349%, to $193,000 compared to $43,000 for FY 94. Management attributes this growth primarily to a shift in the product sales mix to a higher proportion of sales of higher margin software products and to the capitalization of a much greater proportion of the Company's research and development expenses.

FY 96 COMPARED WITH FY 95

  Net Sales


     Net sales for FY 96 decreased by $278,000, or 9.7%, to $2,601,000 compared to $2,879,000 for FY 95. Management attributes this decrease primarily to three factors: (1) delays in shipping new Windows-based versions of its E Z Keys for Windows and Talking Screen for Windows software products, (2) changing from a higher-priced hardware voice synthesizer to a lower-priced voice synthesizer for a significant percentage of its computer based products and (3) lack of market acceptance of the original Pegasus communication device.


     In approximately March 1994, the Company commenced the development of Windows versions of its two major software products, E Z Keys and Talking Screen. Management expected completion of these software projects by December 1994. In approximately October 1994, the Company commenced advertising these products in its product catalog. Due to a variety of technical difficulties encountered in developing in the Windows environment for the first time, Talking Screen for Windows was not released until July 1995, and E Z Keys for Windows was not released until December 1995. In April 1996, the Company began shipping a new software voice synthesizer with a significant number of its computer-based communication systems. This software voice synthesizer has a retail price of $199, whereas the hardware voice synthesizer it replaced had a retail price of $1,195. This reduced the average revenues per sale for such systems by approximately $1,000 per system. Also during late 1994, the development of the original Pegasus communication device was initiated, and the device was released in June 1995. Sales were well below expectations, primarily due to the size and weight (12.5 pounds) of the device. Management believes that the delays in completing the Windows-based software products resulted in delays in orders during the last part of 1995 and early 1996 as customers waited until such Windows-based software products were available instead of placing orders for the Company's already existing comparable DOS-based products, and that the relatively heavy weight of the Pegasus was a major factor in limiting sales of that product.

  Cost of Sales

     Cost of sales for FY 96 decreased by $67,000, or 4.9% to $1,289,000 compared to $1,356,000 for FY 95. As a percentage of net sales, cost of sales was 49.6% for FY 96 compared to 47.1% for FY 95. Management attributes this decrease of $67,000 in cost of sales primarily to the conversion from the hardware voice synthesizer to the software voice synthesizer. Management attributes the increase in the cost of sales as a percentage of total sales primarily to the Company's lower net sales.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses for FY 96 increased by $90,000, or 8.2%, to $1,190,000 compared to $1,100,000 for FY 95. As a percentage of net sales, selling, general and administrative expenses increased by 7.6% to 45.8% in FY 96 from 38.2% in FY 95. Management attributes this increase primarily to the following three factors: (1) higher commission costs due to a higher percentage of sales being made through dealers, (2) higher salaries and wages due to increase in personnel and general increases in salaries provided to existing employees, and (3) increased newsletter mailing costs resulting from an expanded database and increased postal rates.

  Research and Development

     The Company incurred approximately $215,000 of research and development costs for FY 96, of which approximately $107,000 was capitalized and approximately $108,000 was expensed compared to approximately $253,000 for FY 95, of which approximately $151,000 was capitalized and approximately $102,000 was expensed. The 15.0% decline in research and development expenditures for FY 96 was primarily due to the Company completing development work on its Windows-based versions of E Z keys for Windows and Talking Screen for Windows software products.

  Income from Grant

     For FY 96, the Company received $34,000 of a $51,000 grant from the National Science Foundation to develop software to allow physically-disabled students to perform simulated laboratory experiments on a computer.

  Interest Expense


     Interest expense for FY 96 decreased $3,000, or 23.1%, to $10,000 from $13,000 in FY 95. This decrease is attributable primarily to lower borrowings by the Company on its line of credit. As a percentage of net sales, interest expense decreased to 0.4% in FY 96 from 0.5% in FY 95.


  Income Taxes

     Income taxes decreased $100,000, or 87% to $15,000 from $115,000 in FY 95 because of the Company's decreased earnings.

  Net Income


     Net income for FY 96 declined by $170,000, or 88.1%, to $23,000 compared to $193,000 in FY 95. Management attributes this decline primarily to the decrease in Net Sales, the increase in Selling, general and administrative expenses, the amortization of software development costs and the increased expenses incurred by the Company in its research and development efforts compared to FY 95. In addition, the Company incurred a net loss in the fourth quarter of the year ended FY 96 as compared to the fourth quarter ended FY 95 which was primarily due to the changeover from the MultiVoice hardware voice synthesizer to the Eloquence software voice synthesizer. In addition, the Company allowed several owners of the original Pegasus communication system to return their devices. Additional factors were somewhat lower sales of MessageMates and software, which management attributes to normal business cycles.


SIX MONTHS ENDED FEBRUARY 28, 1997 COMPARED TO SIX MONTHS ENDED FEBRUARY 29,
1996

     The following table sets forth statements of operations items (in thousands) and the percentages that such items bear to net sales for the six-month periods ended February 28, 1997 and February 29, 1996:


                                                                     SIX MONTHS ENDED
                                                          ---------------------------------------
                                                          FEBRUARY 28, 1997     FEBRUARY 29, 1996
                                                          -----------------     -----------------
Net sales.............................................    $1,220      100.0%    $1,361      100.0%
Cost of sales.........................................       569       46.6        662       48.7
Selling, general and administrative...................       938       76.9        602       44.2
Research and development..............................        56        4.6         45        3.3
                                                          ------     ------     ------     ------
Total operating expenses..............................       994       81.5        647       47.5
                                                          ------     ------     ------     ------
Increase (loss) from operations.......................      (343)     (28.1)        52        3.8
Income from grant.....................................        17        1.4          0        0.0
Interest income.......................................         1        0.1          0        0.0
Financing costs.......................................      (315)     (25.8)
Interest expense......................................       (50)      (4.1)        (2)      (0.1)
Provision (benefit) for taxes.........................       (39)      (3.2)        15        1.1
                                                          ------     ------     ------     ------
Net income (loss).....................................    $ (651)     (53.3)%   $   35       2.6%
                                                          ======     ======     ======     ======


NET SALES

     Net sales for the six months ended February 28, 1997 were $1,220,000, compared to $1,361,000 for the six months ended February 29, 1996. Management attributes the majority of this 10.4% reduction to the changeover from the MultiVoice hardware voice synthesizer to the Eloquence software voice synthesizer.

MultiVoice sales accounted for $120,000 in the 1996 period, but only $14,000 in the 1997 period. Lower software sales, somewhat offset by higher computer sales, accounted for the majority of the remainder of the difference in net sales for the two periods. The decline in sales of existing products will be addressed through a significant expansion in marketing and sales activities, including expansion of the field sales force to be more in line with the size of major competitors' sales forces. In addition, new products and product improvements have either recently been completed (such as the Windows 95 version of the Company's E Z Keys for Windows software) or are currently in progress.


COST OF SALES

     Cost of sales of $569,000 for the six months ended February 28, 1997 declined by $93,000, or 14.0%, from $662,000 in the six month period ended February 29, 1996. As a percentage of sales, cost of sales was 46.6% for the 1997 period, compared to 48.7% for the 1996 period. Management attributes this decrease in cost of sales primarily to the changeover from the MultiVoice hardware voice synthesizer which has a lower gross margin to the Eloquence software voice synthesizer which has a higher gross margin. This decrease in cost of sales is partially offset by an increase in amortization of capitalized software development costs in the 1997 period for the Company's Windows versions of its E Z Keys and Talking Screen software programs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses for the six months ended February 28, 1997 were $938,000, compared to $602,000 for the six month period ended February 29, 1996. Management attributes this increase of $336,000, or 55.8%, primarily to the expansion of the Company's simulation software efforts as the Company added office space, furniture and equipment, and additional staff commencing in September 1996 in contemplation of receiving funding from the closing of the Prior Offering which was, at that time, expected to occur in November 1996. A portion of the increase was also due to recruiting and hiring costs, higher professional fees, additions to the Words+ sales force, increases in salaries and wages, increased printing and advertising costs, and increased telephone costs.

RESEARCH AND DEVELOPMENT

     Research and development costs for the six months ended February 28, 1997 were $404,000, compared to $85,000 for the six month period ended February 29, 1996. During the 1997 period, $348,000 of this amount was capitalized, and $56,000 expensed, while during the 1996 period, $40,000 was capitalized and $45,000 was expensed. The increase in research and development for the latter period is due to the expanded development of educational and pharmaceutical simulation software begun in September 1996.

INCOME FROM GRANT

     For the six months ended February 28, 1997, the Company received the final $17,000 payment of a $51,000 grant from the National Science Foundation to develop software to allow physically-disabled students to perform simulated laboratory experiments on a computer.


FINANCING COSTS



     Financing costs for the six months ended February 28, 1997 was $315,000 compared to $0 for the six months ended February 29, 1996. The increase is due to the amortization of loan origination fees of $35,000 and the value attributed to the 280,000 warrants issued in December 1996 and January 1997 of $280,000.


INTEREST EXPENSE


     Interest expense for the six months ended February 28, 1997 was $50,000, compared to $2,000 for the six month period ended February 29, 1996. This increase of $48,000, or 2400% is attributable primarily to accrued interest on the aggregate of $1,600,000 of promissory notes issued by the Company. As a percentage of net sales, interest expense, increased to 4.1% for the 1997 period compared to 0.1% for the 1996 period.

INCOME TAXES

     Provision (benefit) for income taxes for the six months ended February 28, 1997 was ($39,000), compared to $15,000 for the six month period ended February 29, 1996. This reduction is due to the reduced earnings for the latter period, produced primarily by the increase in operating expenses for Simulations Plus and the decrease in sales for Words+.

NET INCOME (LOSS)


     Net income (loss) for the six months ended February 28, 1997 was ($651,000) compared to $35,000 for the six month period ended February 29, 1996. Management attributes this decline to increased marketing costs for the introduction of the Company's educational simulation software, a decline in sales, the financing costs associated with the notes payable, the addition of three new sales representatives to the outside sales force for Words+, the increase in selling, general and administrative expenses from the expansion of Simulations Plus, and the decrease in sales for Words+.


SEASONALITY

     Sales of the Company's disability products exhibit relatively mild seasonal fluctuations. The following table sets forth net sales information for each of the Company's last 12 calendar quarters. This unaudited net sales information has been prepared on the same basis as the annual information presented elsewhere in this Prospectus and, in the opinion of management, reflects all adjustments (consisting of normal recurring entries) necessary for a fair presentation of the information presented. Net sales for any quarter are not necessarily indicative of sales for any future period.

                                                            NET SALES
                                      -----------------------------------------------------
                                       FIRST    SECOND     THIRD     FOURTH
                       FY             QUARTER   QUARTER   QUARTER    QUARTER       TOTAL
            ------------------------  -------   -------   -------   ---------   -----------
                                                         (IN THOUSANDS)
            1994....................   507      503       703          876         2,589
            1995....................   700      618       710          851         2,879
            1996....................   733      628       621          619         2,601
            1997....................   541      679

     In general, sales to schools is mildly seasonal, with slightly greater sales to schools during the Company's third and fourth fiscal quarter (March-May and June-August). Sales of educational simulations are also expected to exhibit seasonal behavior, with stronger sales in the spring and early fall months. Home study software sales are expected to be somewhat stronger in the fall. Pharmaceutical simulations are not expected to show significant seasonal behavior.

LIQUIDITY AND CAPITAL RESOURCES


     The Company's principal sources of capital have been cash flows from its operations, a bank line of credit, the private placement of promissory notes and the Bridge Loan, a government grant, and cash loans from the officers on an as-needed basis. All indebtedness to the officers was repaid during 1996.


     The Company has available a $100,000 revolving line of credit from a bank. Interest is payable on a monthly basis at the bank's prime rate plus 3.0%. The interest rate at August 31, 1996 and February 28, 1997 was 11.25% and 11.25%, respectively. At August 31, 1996, the outstanding balance under the revolving line of credit was approximately $94,000, with approximately $1,000 available on that date and at February 28, 1997, the outstanding balance under the revolving line of credit was $0, with $100,000 available on that date. The revolving line of credit is not secured by any of the assets of the Company but is personally guaranteed by Mr. Walter S. Woltosz, the Company's Chief Executive Officer, President and Chairman of the Board of Directors. All amounts due and owing on the line of credit were repaid in September 1996 with a portion of the proceeds that the Company received from the loans made to the Company by Patricia Ann O'Neil and Fernando Zamudio, two of the Selling Shareholders. In December 1996, the Company drew down $95,000 on the revolving line of credit and all amounts due and owing on the line of credit were repaid in January 1997 with a portion of the proceeds that the Company received from loans made to the Company pursuant to a private placement (the "Private Placement") to accredited investors of $1,100,000 of promissory notes in connection with the Bridge Loan. In April and May 1997, the Company drew down $100,000 of the line of credit. See "Certain Transactions."


     During the fiscal year ended August 31, 1995, the Company, from time to time, borrowed money from Mr. Woltosz to purchase equipment and supplies used by the Company. At August 31, 1995, $34,148 was owed to Mr. Woltosz by the Company. Such amounts were due at the discretion of Mr. Woltosz and bear interest at the rate of 6% per annum. All such amounts were repaid by the Company to Mr. Woltosz in April 1996. See "Certain Transactions."

     In 1996, the Company was awarded a $51,000 Phase I Small Business Innovation Research ("SBIR") grant from the National Science Foundation, the purpose of which was to help fund the Company's development of educational simulation software for the school and home study markets. The Company applied for a Phase II SBIR grant in the amount of $300,000 in February 1997. No assurance can be given that the Company will receive the Phase II SBIR grant, or any portion thereof.


     Fernando Zamudio, one of the Selling Shareholders, advanced to the Company $200,000 in August 1996 and Patricia Ann O'Neil, another Selling Shareholder, advanced to the Company $300,000 in September 1996 pursuant to promissory notes bearing interest at 10% per annum originally and due and payable upon the earlier of May 31, 1997 or five business days following the completion of the Company's initial public offering. Such loans are secured by the inventory and accounts receivable of the Company and Words+. On May 23, 1997, the Selling Shareholders agreed, for a payment of an additional $300 per day that the promissory notes remain outstanding, to extend the maturity date of the promissory notes to June 30, 1997. The purpose of these loans was to help finance the costs of this offering and the ongoing operations of the Company. In connection with the loans, the Company granted Dr. Zamudio and Ms. O'Neil five-year warrants, with registration rights, to purchase an aggregate of 100,000 and 150,000 shares, respectively, exercisable at $4.00 per share. See "Use of Proceeds" and "Principal and Selling Shareholders." Dr. Zamudio and Ms. O'Neil have no relationship with the Company, its directors, officers or affiliates.



     After the Company was informed by the Prior Representative that it was withdrawing from the Prior Offering, the Company, in December 1996 and January 1997, raised an aggregate of $1,100,000 in gross proceeds from the Private Placement of the Bridge Loan. The notes evidencing the Bridge Loan bear interest at 10% per annum and are due and payable upon the earlier of December 31, 1997 or five business days following the completion of the Company's initial public offering. The proceeds from the Bridge Loan were used to help finance the costs of this offering and the ongoing operations of the Company and to repay the line of credit. See "Use of Proceeds" and "Principal and Selling Shareholders." Edward Harris, who loaned an aggregate of $400,000 of the Bridge Loan is an affiliate of the Representative. In connection with the Bridge Loan, the Company granted the Lenders (except for Edward Harris) five year warrants, with registration rights, to purchase an aggregate of 280,000 shares of Common Stock, exercisable at $2.50 per share. The Bridge Lenders have agreed not to resell or otherwise transfer such warrants or the shares of Common Stock issuable upon exercise thereof until 365 days from the consummation of this offering.


     The Company believes that the net proceeds from the sale of the shares of Common Stock offered in this offering, together with existing capital and anticipated funds from operations, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next 13 months. Thereafter, if cash generated from operations is insufficient to satisfy the Company's capital requirements, the Company may have to sell additional equity or debt securities or obtain expanded credit facilities. In the event such financing is needed in the future, there can be no assurance that such financing will be available to the Company, or, if available, that it will be in amounts and on terms acceptable to the Company.

                                    BUSINESS

GENERAL

     Simulations Plus and Words+ produce two lines of products: (1) Simulations Plus, formed in 1996, is developing computer simulation software for education and the pharmaceutical industry, and (2) Words+, founded in 1981, produces computer software and specialized hardware for use by persons with physical disabilities.


     Simulations Plus is developing and producing a series of educational simulation software products for the school and home-study markets. These interactive, educational software programs simulate science experiments for high school and college level science and engineering classes. These simulations enable students to conduct experiments on a personal computer instead of in a traditional laboratory, thereby increasing safety, decreasing costs, and providing expanded learning opportunities by allowing simulations of situations not possible in a traditional laboratory environment. The Company also has recently acquired and intends to develop simulation software for use in pharmaceutical research and education in pharmacy and medicine. In the future, the Company plans to capitalize on its simulation software development expertise and build an expanded simulation software development team of highly-skilled software developers, engineers and scientists with broad applications in additional industries.


     The Company's wholly-owned subsidiary, Words+, has been in business since 1981. Words+ is a technology leader in designing and developing augmentative and alternative communication computer software and hardware devices for persons who cannot speak due to physical disabilities. The Company also produces computer access products that enable physically-disabled persons to operate a computer. The Company's products enable a disabled person to operate a computer and to communicate through a voice synthesizer with movements as slight as the blink of an eye. The Company developed and produces the computerized communication system used by the world-famous theoretical physicist, Professor Stephen Hawking, Professor of Mathematics at the University of Cambridge in England and the author of the best-selling book A Brief History of Time. Words+ markets its products throughout the United States and to other countries through a direct sales staff and independent dealers. The Company has recently introduced a new fully-integrated, portable, lightweight personal-computer-based communication system that the Company believes is meeting favorable market acceptance and will contribute to growth in net sales. The Company plans to substantially increase its Words+ direct sales force using a portion of the proceeds of this offering and the Company believes this will contribute to growth in net sales of Words+ products.

     Words+ was recently advised that it has achieved finalist status for the Computerworld Smithsonian Innovation Collection for its Pegasus LITE product. As such, the Company is one of six finalists in the Education and Academic category. Approximately 1,000 companies were nominated for the award in a total of ten categories. As a finalist, the company's materials will be included in the Smithsonian's permanent collection. The announcement of the winning innovation in each category will be made at a formal dinner in Washington, D.C., on June 9, with a garden presentation at the Smithsonian on June 10.

     Words+ was awarded the Southern California Technology Alliance's "Fast 50" award in 1996 for being one of the 50 fastest-growing technology companies in Southern California over the previous five-year period.


     The Company's expansion from exclusively focusing on hardware and software for persons with disabilities to include development of software for educational use and the pharmaceutical industry follows the evolutionary path depicted below:


Software &         Educational Simulation       Educational Simulation       Educational Simulation       Simulation Software
Hardware for   ->  Software for Persons    ->   Software for All        ->   Software for Pharmacy   ->   for the Pharmaceutical
Persons With       With Disabilities            Students                     and Medical Students         Industry
Disabilities

     In its entrance to each new market, the Company has and will continue to build upon the expertise developed in earlier activities. The Company expects to continue expanding its activities in all areas reflected in the evolutionary path depicted above.

STRATEGY OVERVIEW

     Continue Technological Leadership and Increase Sales and Market Share for Disability Products. The Company plans to maintain its technological leadership in the development of augmentative and alternative communication and computer access products for the physically disabled and to significantly increase its sales and market share for these products by enlarging its Words+ sales force, completing foreign language conversions of products to increase foreign sales and evaluating potential acquisitions complementary to its business.

     In the area of simulation software, the Company plans to develop software for a broad range of applications in education, research, home study, pharmaceuticals, and other industries. The Company's overall strategy with respect to simulation software is to:

     Leverage the Company's Software-Development Expertise into Creation of a High Growth/High Margin Product Line. The Company has successfully developed and marketed DOS- and Windows-based software for the disability market for many years. The Company plans to leverage its expertise in developing Windows-based software and user interfaces by continuing to develop educational simulations for use by both able-bodied and disabled students, which the Company believes is a market with higher growth and higher profit margin potential than its traditional disability markets. The Company's educational simulation software will incorporate the Company's proprietary technology that enables physically-disabled persons to operate computers. Accordingly, schools will be able purchase software from the Company for use by its able-bodied students that can also be used by its disabled students.

     Broaden Scientific Expertise of Development Staff. The Company has already recruited a development staff with broad scientific and software programming expertise, including Computer Science, Physical Chemistry, Physics, Chemical Engineering, Mechanical Engineering, Pharmacology, Electronics, Aerodynamics, Propulsion, and Fluid Mechanics. The Company plans to continue to expand its scientific and programming staff to include a wider range of disciplines in order to develop educational simulations for a wider range of courses, and to build expertise for application in more sophisticated simulations for pharmaceuticals and other industries.

     Acquire and Enhance Educational Software for Students in Pharmacy and Medicine. The Company recently acquired existing educational software for pharmacy and medicine and will expand and enhance it and offer it to schools of pharmacy and medicine. In addition, the Company will develop other simulation software titles for schools of pharmacy and medicine.

     Acquire and Enhance Pharmaceutical Simulation Software. The Company recently acquired existing software for prediction of receptor structure, which it intends to expand and enhance, and to offer to the pharmaceutical industry. In addition, the Company will develop other simulation software programs for the pharmaceutical industry.

     Leverage Educational Simulation Expertise by Developing Industry-Specific Simulations. The simulation of processes of interest to industry can demand substantial cross-discipline scientific expertise. The Company plans to maintain a significant competitive advantage by recruiting and maintaining this expertise. The Company plans to use educational software development activities as a basis for generating revenues and earnings while expanding its technical team and technology base for more sophisticated simulations in the area of pharmaceuticals and other industries.

     Identify New Industries that Can Benefit from Simulations. The Company, through its contacts with researchers who are in and/or consult to the pharmaceutical industry and based upon numerous industry publications which reference the potential benefit of pharmaceutical simulations, believes that it has identified a need in such industry for simulations for the screening of new drug compounds. This industry has the economic wherewithal to pay for the Company's products and can realize substantial benefits by using simulations to predict certain characteristics of new compounds which now are determined by experiments. The Company will seek to identify additional industries in which high-quality simulations can provide an economic benefit, and which are logical extensions of the Company's simulation expertise.

     Develop Proprietary Database and Simulations for the Pharmaceutical Industry. The Company plans to develop proprietary databases of information for a wide range of proteins, amino acids, drug compounds, and other molecules with which to calibrate its simulations. These databases will continually grow as new compounds are examined, so that their value as resources will grow as well. The Company considers the specific technical methods it plans to use to generate these databases, as well as specific technical details regarding its pharmaceutical simulations, to be proprietary trade secrets. The steps taken to protect such technical methods and details include: purchasing all rights and title to the software from Dr. Bolger, execution of confidentiality agreements and limiting access to the source code and proprietary database information to those with a need for such access.

     The Company has signed a letter of intent with Therapeutic Systems Research Laboratories ("TSRL") of Ann Arbor, Michigan, to jointly develop a simulation of the absorption of drug compounds in the gastrointestinal tract. Under the terms of the letter of intent, upon execution of a definitive License Agreement, the Company will be granted an exclusive license to TSRL's proprietary database of absorption measurements from approximately 30 laboratory experiments in human test subjects, and will receive consulting assistance in the development of the simulation model from TSRL staff, including Dr. Gordon Amidon and Dr. John Crison. The TSRL database is believed to be unique in the world, and the Company believes that it is the only such database containing actual human absorption data. The importance of such data is that such data are the means by which the absorption simulation will be calibrated. Although there can be no assurance that a successful absorption simulation can be developed even with the information in the database, or that if a successful simulation is developed, that it can be marketed profitably, the Company believes that the strategic advantage of exclusive access to the database, as well as the expertise of TSRL in absorption modeling, combined with the Company's current and expected growing expertise in pharmacokinetic simulation, will maximize its chances for success in this area. Under the terms of the letter of intent, upon execution of a definitive License Agreement, TSRL will receive a one-time payment of $75,000 (payable 90 days after execution of the License Agreement), plus a royalty of 20% of net sales of the absorption simulation, as well as a non-exclusive right to use the simulation in its own in-house research and in work performed for its clients. TSRL will not be allowed to transfer the simulation to any third party. The letter of intent is nonbinding and although the parties have agreed to negotiate a License Agreement in good faith on terms consistent with those specified in the letter of intent, if a definitive License Agreement is not executed by June 15, 1997 the letter of intent will be terminated. There can be no assurance that the Company and TSRL will be able to successfully complete negotiation of a License Agreement within the time frame specified in the letter of intent, if at all. If the Company and TSRL are not able to successfully complete negotiations of a License Agreement, then the Company expects that it would either incur increased costs and longer development time to complete an absorption simulation or that it would discontinue the development of the absorption simulation.

     The following discussion is divided into two areas: simulation software, which is the business of Simulations Plus, and disability products, which is the business of its wholly-owned subsidiary Words+.

SIMULATION SOFTWARE

     The Company is currently developing simulation software for: (1) science courses for high school, university, and home study markets, (2) pharmacokinetics simulations for pharmacy and medical school markets, and (3) pharmaceutical research. The Company plans to use the majority of the proceeds of this offering to expand its simulation development team and its technology base for these markets and to develop and produce simulation software products and services for these markets. In the future, the Company plans to further expand its development team and technology base to have broad application potential in a variety of additional industries, including construction, transportation, and medicine.

DESCRIPTION OF SIMULATION SOFTWARE

     There are a number of types of simulation software, including software that simulates the flow of parts and finished goods through a factory, software that simulates the flight of an airplane, software that simulates battlefield scenarios, and software that simulates the growth of a city. Some of these simulations are based on logical relationships between elements in the simulations, such as the flow of goods through a factory, battlefield scenario simulations, and the popular SimCity program produced by Maxis. Other simulations incorporate equations and relationships that simulate the laws of physics for a particular process, such as the popular flight simulator software programs now available for home computers. These programs may also incorporate sophisticated graphics in order to display the results of the simulations. The type of simulation software under development by the Company is based on the equations of physics that describe (or "model") the behavior of things in the real world. The Company's science experiment simulations incorporate the equations of physics for each experiment (optics, electrical circuits, gravity, heat transfer, etc.). For example, a simulation of a bouncing ball in a gravity experiment might include the acceleration and deceleration of the ball due to gravity, the deceleration of the ball due to aerodynamic drag, the kinetic energy loss (and resultant slight heat gain by the ball and the ground) each time the ball bounces, the rotation of the ball as it spins, and other factors.

     The development of simulation software involves identifying and understanding the underlying physics of the processes to be simulated, breaking those processes down into the lowest practical level of individual subprocesses at which the behaviors can be well-represented mathematically, developing appropriate mathematical relationships/equations, and converting them into computer subroutines. The software subroutines representing these individual processes are then assembled into an overall simulation program, with appropriate coordination between modules and design of user-friendly inputs and outputs. The predictions of this program are then compared to known results in order to determine the validity of the model and to calibrate the simulation and to produce a useful tool for predicting new results.

BACKGROUND OF SIMULATION SOFTWARE INDUSTRY

     Simulation software has been used for over 25 years on large aerospace and government-sponsored projects. The aerospace industry has developed and used simulation software for such activities as designing and testing rocket engines, designing aircraft frames and researching optimal trajectories for the Space Shuttle. An example is the launch of the Space Shuttle into orbit, which requires the description of a complex series of processes including the moment-by-moment performance of both the liquid and solid propellant rocket motors, the aerodynamic characteristics of the vehicle in its various configurations (with and without boosters, and with and without the external fuel tank) and at various speeds, the rotation of the earth, the variation of gravity with altitude and latitude, the variation of the atmosphere with altitude, the effects of varying wind speeds at different altitudes, and others. This latter simulation was first developed in the early 1970's at an aerospace company by a three-man team that included the Company's Chief Executive Officer. The Department of Energy has sponsored large scale simulation software for the design and development of nuclear weapons. The National Oceanic and Atmospheric Organization has sponsored the development of large scale simulations of weather patterns in the atmosphere. Simulation software has been used in large-scale industrial applications such as the design and testing of power plants and other industrial facilities.

     Until recently, simulation software has not been used extensively outside of these large government-funded, aerospace and industrial programs because these programs previously required high-powered mainframe computers. The Company believes that the use of simulation software is now feasible in a wider variety of uses in business, industry, research, schools and for home use because personal computers now generally available to persons in these markets have sufficient speed, memory and other resources to operate simulation software for a number of applications.

EDUCATIONAL SIMULATION SOFTWARE

  BACKGROUND -- EDUCATIONAL SIMULATION SOFTWARE

     There are approximately 30,000 middle and high schools and 4,200 colleges in the United States teaching science and math. The Company believes that these schools are increasingly using computer technology in their educational processes. According to reports furnished to and recently published by the Software Publisher's Association (the "SPA"), the installed base of computers in kindergartens, grade schools and high schools is expected to grow from 6.46 million units in 1995 to 14.24 million units by the year 2000. The

Company believes that the trends are for increased presence of computers at home and at school, increased school funding for technology purchases and stronger curriculum in science, math and active learning. In addition, there is a greater emphasis in the educational system on providing access to educational opportunities for physically-disabled students and recent Federal legislation requires schools to provide available technology to enable physically-disabled students to participate in educational functions which would include science experiments.

     While a large number of educational and "edutainment" software programs with interactive and animation features are being marketed to the educational and home study markets, a small number of true simulation products are presently available. The Company believes that its software products simulating science experiments, and other simulation software products for schools and home study will be attractive because they can reduce costs for laboratories and equipment, increase safety, reduce liabilities, and provide access to laboratory experiments for disabled students. In addition, these simulations expand educational opportunities by enabling students to carry out more experiments in less time and by simulating experiments that are not possible in the facilities available to high schools, colleges and for home study purposes.

     The minimum computer requirement for the Company's educational software is an 80486/66 MHz computer with 16 MB of RAM and a CD-ROM drive running under windows 3.1, 3.11 or 95, or an equivalent Macintosh when the Macintosh versions of the software are released in 1997. According to the SPA, in the 1994-95 school year, 46% of school districts owned a total of over 620,000 windows-based computers, and 52% of districts owned a total of over 826,000 Macintosh computers. As previously stated, the SPA also expects that the total number of computers in K-12 schools will increase from 6.46 million in 1994-1995 to 9.07 million in 1996-1997 and to 14.24 million in 1999-2000. Purchase plans for 1995 were 42% Macintosh and 58% IBM or IBM-compatible. Future hardware purchase projections were $2.0 billion for 1996, increasing to $3.7 billion by the year 2000. The Company believes that the vast majority of all new computers purchased by schools will be capable of running its educational simulation software.

  FUTURE PRODUCTS -- EDUCATIONAL SIMULATION SOFTWARE


     The Company is developing a series of interactive simulation educational software programs for the school and home study markets. The Company's initial products include simulations of laboratory experiments for Physical Science courses under the name FutureLab. The Company's initial development efforts are being accomplished with educational assistance and advice provided by Mr. Richard Chapleau, Chemistry teacher at Lancaster High School and California Teacher of the Year for 1995 and Mr. John Fors, Chemistry and Physical Science teacher at Palmdale High School. The Company has completed the development of and is now shipping its first three FutureLab titles for Physical Science, which are: Optics, Gravity, and Circuits. Additional topics to be developed during the first 12 months following this offering are expected to include Heat, Magnetism, Friction, Kinematics and Dynamics, Earth and Space Science, Properties of Matter, Atoms and Bonding, Chemical Reactions, Forces, Forces in Fluids, Waves, Sound, Electric Charges and Currents, and Simple Machines, as well as additional titles for high school Physics, Chemistry, and Biology courses. In addition to the simulated science experiments presently conducted in high school and college courses, these simulations include additional experiments that are too expensive or too dangerous for actual physical experiments in typical lab facilities.



     Unlike most educational and "edutainment" software, the Company's simulations for science experiments offer students the freedom to design their own experiments and to "play" with the concepts to create a greater number of situations than is possible in the laboratory. The programs then simulate what would happen if such situations had actually been set up in a real lab. This freedom provides a free-form learning environment without the costs and possible dangers in a real lab. The programs also include certain predefined problems with appropriate questions, allowing the teacher to evaluate whether students have learned the underlying concepts. These simulations are distinguished from competitive products currently on the market by their photorealistic graphics, ability to be run by severely physically-disabled students, high degree of simulation flexibility, and toll-free technical support (an important factor in schools where teachers are not allowed to make long-distance telephone calls). The first educational simulations were released in May 1997.

     In mid-October 1996 the Company commenced advertising the projected availability of its educational simulation software by mailing literature describing its software to over 118,000 high school teachers, from which the Company has already begun to receive orders. The Company intends to engage in additional mailings every two to three months as new titles are released. The Company currently anticipates that it will release approximately three new titles every two months beginning in August 1997 which will be supported by direct mailings to a targeted audience. See "Risk Factors -- Early Stage of Development of Proposed New Business Lines."


  TECHNOLOGY -- EDUCATIONAL SIMULATION SOFTWARE


     The technologies included in the Company's educational simulation software include: (1) accurate modeling of the physical phenomena for each experiment,
(2) photorealistic graphics, (3) accessibility by disabled students, and (4) an easy-to-use user interface.


     The Company's educational simulation programs contain the equations that describe the behaviors of the laboratory equipment that the actual lab assignment would contain. For example, for optics, the simulation includes light sources and a variety of lenses, prisms, and plane and spherical mirrors. For electrical circuits, the simulation includes power sources, light bulbs, resistors, diodes, and switches. The Company's software design approach is to provide as much freedom as possible to the student in selecting laboratory apparatus, arranging it, and then simulating what would happen if it were arranged that way. The Company is purchasing high-quality laboratory equipment matching the objects available in its simulations and is running experiments with this equipment to calibrate the simulations and provide a high degree of accuracy in their predicted results.

     The Company has developed efficient methods by which the graphics presented to the user of its educational simulations are photorealistic - they appear, within the limits imposed by the resolution of computer screens, to be the actual laboratory equipment, as opposed to drawn images that symbolically represent such equipment. The student running a simulation appears to be manipulating real objects rather than drawings of objects. The Company believes that this realism gives its educational software a competitive advantage.

     The Company is incorporating its proprietary hardware and software technology for providing access to disabled persons into its educational simulations. This technology includes a hardware device which plugs into the parallel (printer) port of a Windows-based computer, and accompanying software to address it, as well as the expertise in the design of the user interface in a way that provides efficient operation with as little input as a single switch closure.

     The user interface incorporated into the Company's science experiment software is based on the Company's expertise in designing software for persons with extremely limited physical motion, which requires a high degree of efficiency and "user friendliness" to minimize the time required for persons with limited physical abilities to run a software program. As a result, the user interface for the simulation software is also easy for able-bodied students to use. Field testing of preliminary versions of the software has demonstrated that students learn the interface within minutes and are quickly setting up and running their own experiments.

PHARMACEUTICAL SIMULATION SOFTWARE

  BACKGROUND -- PHARMACEUTICAL SIMULATION SOFTWARE

     The Company's pharmaceutical simulation software will seek to provide cost-effective solutions to a number of problems in pharmaceutical research and in the education of pharmacy and medical students.

     The American Association of Pharmaceutical Scientists (AAPS) claims that the average cost of research and development of a new drug is $350 Million (another recent estimate is as high as $670 Million) and that the discovery and development process in bringing a new drug to market requires an average of 12 years. A major factor in this cost is that approximately 5,000 failures occur for each new drug that is approved and reaches the market. The pharmaceutical industry spends billions of dollars each year attempting to identify new drugs with which to treat a variety of conditions. In the 1993 Annual Reports in Medicinal

Chemistry, reference is made to the "millions upon millions" of compounds evaluated during the previous decade. Pharmaceutical and bio-tech companies are using automated combinatorial chemistry methods to synthesize families of related compounds, thus rapidly expanding the number of compounds to be subjected to initial screening.


     A significant component of the time and expense of developing a new drug is the initial screening of candidate compounds. This initial screening occurs prior to selecting candidates for the more extensive development and testing required by the FDA prior to marketing a new pharmaceutical product. The industry primarily utilizes testing on animals and animal-derived products prior to final testing on humans to determine various characteristics of new compounds, including absorption, metabolic, and toxicological properties. Additional laboratory testing is required to determine other characteristics. This means of research is time-consuming and expensive and, in the case of animal tests, has recently become controversial.


     Alternative methods of testing are being developed to screen candidate compounds without the use of animal testing. Most of these alternatives do not directly produce data on human absorption, toxicology or metabolic characteristics but, rather, produce more fundamental data, such as drug solubility and permeability, from which researchers attempt to predict these higher-level characteristics. One unique effort by TSRL has resulted in the development of a proprietary database of drug compound absorptions in human test subjects. The Company has signed a letter of intent to form a strategic alliance with TSRL for the development and sales of a human absorption simulation. Under the terms of the letter of intent, upon the signing of a License Agreement with TSRL, the Company will have exclusive rights to the TSRL database and will share revenues from sales of the simulation with TSRL. There can be no assurance that the Company and TSRL will be able to successfully complete negotiation of a License Agreement within the time frame specified in the letter of intent. If the Company and TSRL are not able to successfully complete negotiation of a License Agreement, then the Company expects that it would either incur increased costs and longer development time to complete an absorption simulation or that it would discontinue the development of the absorption simulation. The area of absorption has been identified by the Company as a promising area for the development of useful simulation software.

     The pharmaceutical industry uses automated methods to synthesize millions of new molecules each year. In order to identify one or more potentially successful new drugs from these millions of candidates, the industry needs to identify receptor sites which match the molecular geometries of the drug compounds. Most receptor sites are arrangements of molecules that form parts of proteins. If a receptor has the right geometry, it will allow a molecule of the drug compound to "dock" or "bind" with it.

     As a result of the human genome project and other public and private DNA sequencing projects (which are mapping the chromosomes on the human DNA molecule), a very large number of linear amino acid sequences which can serve as drug receptor sites is being identified. However, in order to evaluate a receptor site, knowledge of the linear amino acid sequence is not sufficient for initial drug receptor screening; rather, a three-dimensional (3-D) description of the receptor is required. Current methods for discovering these 3-D geometries involve crystallizing the protein of interest and examining it under an electron microscope. This process can take several months for a single protein, and many important proteins are not amenable to this process. Thus, the rate at which 3-D information can be generated cannot keep pace with the rate at which the new linear amino acid sequences are being generated. The industry needs a faster way to generate 3-D receptor structure information in order to evaluate its new compounds against potential receptor sites, and to keep pace with the rate of generation of linear amino acid sequences. The area of receptor structure simulation has also been identified by the Company as a promising area for the development of useful simulation software. To this end, the Company has purchased, and is currently enhancing software developed by Dr. Michael Bolger which is designed to predict the receptor geometry of certain transmembrane proteins.

     In the education of pharmacy and medical students, the beginning student is presented with an array of equations, terms, and graphs in classroom lectures, followed by a laboratory session in which students must evaluate pharmacokinetic parameters such as elimination rate constants and volume of distribution of a drug in the body. The analysis of drug concentration versus time data is well-recognized to be one of the most

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

important aspects of a Pharmacy curriculum. The Company believes that properly-designed pharmacokinetic simulation software can provide a significantly better learning environment for such students.

  FUTURE PRODUCTS -- PHARMACEUTICAL SIMULATION SOFTWARE

     The Company recently acquired the complete rights and source code to three computer programs: one that models the geometry of receptor sites on certain transmembrane proteins, one that simulates drug shelf life, and one called Cyber Patient, which is a pharmacokinetics simulation designed for use in education in schools of pharmacy and medicine. The Company will enhance and expand these programs prior to offering them to their respective markets.

     The receptor structure simulation program is a bioinformatics simulation program for very fast structure predictions for integral membrane proteins (proteins embedded in cell walls) on a mass scale. In combination with combinatorial libraries of drug molecules and automated docking software, successful development of this software will enable the pharmaceutical industry to pre-screen thousands of compounds for their interaction with therapeutic receptors and their subtypes as well as interaction with other receptors that are responsible for producing side effects. The Company recently acquired the complete rights and source code for this program, will expand and enhance it, and will offer it to the pharmaceutical industry.

     The drug shelf life simulation is a computer program that calculates a rate constant for the degradation of a drug at 25 degreesC at a specific pH. Accordingly, the student will compute a pH profile, by calculation of individual rate constants for pH values between 1 and 13, inclusive. When using this program, the student is essentially performing a laboratory experiment, on the computer, in which the student is measuring drug concentration as a function of time as the drug degradation reaction progresses. Hence, for each pH the data the student will obtain from this program is a series of time vs. concentration values. The student will need to take this 'raw' data and extract a rate constant from it. A laboratory measurement always has a certain error associated with it, and this is also true in this drug life simulation program as it will simulate realistic data with random error at each pH value. The Company recently acquired the complete rights and source code for this program, will expand and enhance it, and will offer it for sale to schools and students of pharmacy and medicine.

     Cyber Patient is a Windows-based multimedia pharmacokinetics simulation (what happens to a drug when it enters the body). This program incorporates a two-compartment model of drug behavior in the body that can be used for development and presentation of problem-solving case studies in schools of pharmacy and medicine. The program places the user in the role of a health care professional with primary care responsibility for a virtual patient who is taking medication. In addition to the simulation of drug concentration vs. time data, Cyber Patient includes a "hypertext/graphical" introduction to basic pharmacokinetics. The current executable version of Cyber Patient is available at no charge on the Internet (the source code is not available). The Company recently acquired the complete rights and source code for Cyber Patient, will expand and enhance it, and will offer it for sale to schools and students of pharmacy and medicine.

     The Company intends to use the technology in Cyber Patient as the basis for beginning the development of a model of drug absorption in the gastrointestinal tract in order to provide a candidate drug screening tool for the pharmaceutical industry. The Company plans to extend the model to include the simulation of phenomena in the gastrointestinal tract that affect the absorption of drug compounds into the blood, to conduct laboratory experiments to build a proprietary database of information regarding the solubility and permeability of a wide variety of compounds, and to use the experimental data from these tests to calibrate the absorption simulation.


     All rights and source code for the programs were purchased from Dr. Michael Bolger, who became the Company's Director, Life Sciences, effective October 1, 1996. The Company paid Dr. Bolger an aggregate of $100,000 for the complete rights and source code to Cyber Patient, the drug life simulation software and the receptor geometry simulation program. The Company's rights to the software acquired from Dr. Bolger are exclusive and are perpetual in duration. The Company paid $50,000 upon execution of the agreement pursuant to which such programs were acquired and the remaining $50,000 is evidenced by a promissory note bearing interest at the rate of eight percent (8%) per annum and due at the earlier of: (i) one year from the date of


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

such note or (ii) seven days after the closing of this offering. See "Risk Factors -- Uncertainty of Future Acquisitions."

     In addition to these acquired programs, the Company intends to develop additional simulation products for education in pharmacy and medicine, as well as, in the future, to model drug solubility and permeability for applications in pharmaceutical research.

     The Company plans to offer to license the use of its software to pharmaceutical companies on a non-exclusive basis and to consult with these companies and provide training on the use of these simulations. The Company will also offer research services to pharmaceutical companies in which the Company will conduct research on the client's candidate compounds using its simulation software, and to provide reports based on these simulations.

     At the present time, the Company's development program with respect to pharmaceutical simulation software is at an early stage. The Company has not yet completed the development of any of its pharmaceutical simulations programs, and has not yet offered any for sale. The software programs recently acquired by the Company have not produced revenues and will require additional development before an evaluation can be made of their effectiveness and potential commercial value. The Company expects to first release pharmaceutical simulation software for use by the pharmaceutical industry prior to the end of 1997. It is not possible to provide reliable predictions of the time and expense that will be incurred by the Company prior to successfully completing pharmaceutical simulation software programs that will produce revenues for the company, and there can be no assurance that the Company will be successful in developing commercially-successful pharmaceutical simulation software programs. See "Risk Factors."

  TECHNOLOGY -- PHARMACEUTICAL SIMULATION SOFTWARE

     The Company's current technology in pharmaceutical simulation software lies in the software it recently acquired, and in the expertise of its current and future expanded technical staff in developing sophisticated simulations that model molecular and other behaviors. Further, the Company expects to obtain additional technologies in pharmaceutical simulation software from its proposed alliance with TSRL for absorption modeling.

     The receptor structure simulation program combines existing published technologies for determination of membrane-spanning regions of a receptor sequence, and determination of the helical hydrophobic moment, with proprietary simulation technology that at the present time can produce a two-dimensional representation of the novel receptor in as little as three minutes (running on a 486/66 MHz PC). The Company plans to validate the two-dimensional results by comparing the predictions with the known structure for bacteriorhodopsin, and expects to complete the development of the three-dimensional transformation from the two-dimensional solution within 12 months after the completion of this offering. Unlike previous methods, this technique is capable of being automated to run on a library of receptor sequences to produce many receptor models in a short period of time. Specific technical details on the receptor structure simulation program are considered proprietary trade secrets.

     The drug life simulation program's simulations of drug degradation kinetics are based on a numerical simulation of the acid catalyzed, base catalyzed and spontaneous hydrolysis of pharmaceutical esters. The rate constants for these simulations depend on the pKa of the drug being studied and those pKa values can be predicted from methods known to those skilled in the arts of biopharmaceutics.

     Cyber Patient incorporates a set of differential equations with which it simulates the level of drug compound in the blood after administering a dose by oral or intravenous means. The program incorporates multimedia sound and video files to enhance the realism of the pharmacokinetic simulations. A numerically-accurate animation provides an indication of the drug quantity in theoretical compartments of the body. Each drug model includes information on the drug's acid/base properties and this information is incorporated to more accurately reflect the elimination rate of the drug from a compartment.

     The absorption simulation to be developed with TSRL, in the event that a definitive License Agreement is executed, will incorporate both proprietary technology in the GASTRO computer program which is in

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

development at TSRL and the primary human intestinal database developed and currently being expanded by TSRL. Under the terms of the letter of intent, upon execution of a definitive License Agreement, it is contemplated that the Company will have exclusive rights to both the GASTRO technology and the database, with TSRL retaining the right to use both for its internal research and contracted studies. There can be no assurance that the Company and TSRL will be able to successfully complete negotiation of a License Agreement within the time frame specified in the letter of intent, if at all. If the Company and TSRL are not able to successfully complete negotiations of a License Agreement, then the Company expects that it would either incur increased costs and longer development time to update an absorption simulation or that it would discontinue the development of the absorption simulation.

     The Company expects to make significant improvements to these programs within the 12 months following this offering, which will result in an increase in the Company's technology base and in the expertise of its scientific and engineering staff in the area of pharmaceutical simulations.

MARKETING

  EDUCATIONAL SIMULATION SOFTWARE


     The Company will market its science experiment simulation software products through mass mailings to both science teachers and special education teachers across the U.S. and Canada, through its Internet web page, through advertising in selected publications, and through exhibits and presentations at conferences and trade shows. In addition, the Company is a registered Business Partner in the IBM School Vista program, under which IBM distributes third-party software in connection with its other offerings to schools. The Company is also investigating forming one or more alliances with major textbook publishers and with other educational software distributors. The Company has established two web pages on the Internet (www.words-plus.com and www.simulations-plus.com) and plans to use them for such activities as providing product information, Java-based interactive demonstrations, and a forum for user feedback and information exchange. The Company also will explore distribution agreements with mass market software distributors for its home study products. The Company recently hired a new Vice President, Marketing and Sales, who has extensive experience in direct mail marketing as well as marketing through other traditional channels. In October 1996, the Company printed and mailed 118,000 brochures to science teachers across the United States whose names were purchased from an educational mailing list company. The Company expected a response rate of one to two percent to this mailing. The actual response rate was approximately 0.1 percent. In response to this poor response rate, the Company has revised its marketing plan and believes that the resources available from this offering will allow it to pursue an aggressive and cost-effective marketing campaign for its education simulation software. More specifically, as a result of the low response to the initial mailing, the Company has brought in a new Vice President of Marketing and Sales with extensive direct marketing experience, has revised its marketing plan to produce higher impact promotional mailings, implemented more productive mailing list segmentation strategies, and installed systems and procedures to support detailed mail response analysis. These efforts are being strengthened by research data gathered first-hand from prospective customers through the Company's newly-implemented market research programs. In addition to direct mail efforts, the Company is cultivating relationships with potential software distributors, developing and placing advertisements in selected publications, and continuing to enhance its Internet web site. The Company believes that the resources to be available from this offering will allow it to pursue an aggressive and cost-effective marketing campaign for its educational simulation software. Nonetheless, there can be no assurance that the Company's new approach to marketing and sales will be successful. See "Risk Factors -- Early Stage of Development of Proposed New Business Lines."


  PHARMACEUTICAL SIMULATION SOFTWARE

     The Company will market its pharmaceutical simulation software, and research services based on its simulations, to pharmaceutical and bio-tech companies, and to the research companies that serve them, through attendance and presentations at scientific meetings, exhibits at trade shows, advertising in selected publications, and through its web pages on the Internet. The Company will build a sales and marketing team for its products and services and will also explore sales and marketing agreements with firms that provide research services and equipment that are complementary to the Company's proposed products and services. As with educational software, the Company plans to use its web pages on the Internet for such activities as providing product information, Java-based interactive demonstrations, and a forum for user feedback and information exchange. The Company will also explore distribution through university bookstores for educational simulations for students in pharmacy and medicine.

COMPETITION

  GENERAL

     The Company's simulation software business will operate in industries that are highly competitive. The Company will be seeking to provide its simulation software products and services as an alternative to teaching and research methods that are already established by large numbers of companies that have substantially greater business, financial and personnel resources than the Company. The ability of the Company to successfully enter these fields and compete against established businesses will depend upon the success of the Company's product development and marketing efforts. At the present time, the Company believes that there are not a large number of competitors providing simulation software products or services outside of major aerospace, defense industry or governmental applications. In addition to these fields, the Company is aware of a small number of companies using simulation software for applications involving mechanical, industrial, petrochemical, electronic and power plant design, testing and control. The Company does not presently plan to enter these fields. The Company is aware of a limited number of competitors providing simulation software products and services for the educational applications the Company plans to develop. However, there may be other companies currently developing simulation software for these applications and for pharmaceutical simulations and it should be expected that other competitors will enter these fields in the future.

     The following is a description of the competition in the fields the Company currently plans to enter.

  COMPETITION -- EDUCATIONAL SIMULATION SOFTWARE

     The educational software industry in which the Company will operate is very competitive. The Company will compete against publishers and suppliers of textbook educational materials which have been and will continue to be the primary educational resource used in these markets. The Company will compete against educational software publishers who provide products that are interactive but not true simulation software. Most educational software publishers compete in the grades below 9th grade addressing primarily reading and math skills. The Company will compete in the high school and college markets addressing primarily science and math subjects. A smaller number of software publishers are addressing these markets, although existing competitors may broaden their product lines to these markets, and additional competitors may enter these markets. The Company's competitors include many companies that have substantially greater financial, product development and marketing resources than those of the Company.


     The Company is aware of several companies publishing educational simulation software. HyperCube produces a $1,200 program called HyperChem that provides simulation of molecular behavior at the atomic level for researchers at the university level. Glencore, a division of McGraw-Hill, recently announced Physics for the Computer Age, a $650 CD-ROM based software package which includes 27 lessons supporting its textbook which is entitled "Glencore's
Physics: Principles and Problems." Corel, a Canadian corporation, has released Chemlab, a $79 educational simulation CD-ROM software program that provides students with a variety of experiment possibilities as well as a complete textbook-on-disk for high school chemistry. Knowledge Revolution produces a $249 program called Interactive Physics for the high school, college, and university levels that addresses mechanical motion but does not address other areas studied in science classes. Logal produces a series of $199 interactive, simulation-based educational software programs for science and math curriculums in high schools and colleges. This company reports that its products have been sold to 3,500 schools in the United States and it reported revenues of $3,997,000 for its fiscal year ended December 31, 1995. This company reports that it first initiated sales in the United States in mid-1993. It is the only company of which the Company is currently aware that is producing a range of educational simulation software that competes directly with the Company's proposed general education products. However, the Company expects


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

that high school and college science and math textbook publishers and other companies may be developing simulation software products and that additional competitors will enter this field.

  COMPETITION -- PHARMACEUTICAL SIMULATION SOFTWARE

     In providing simulation-software-based screening, testing and research services to the pharmaceutical industry and in marketing simulation software for these purposes, the Company will compete against a large number of established companies that provide screening, testing and research services and products to these industries that are not based on simulation software. The Company's competitors in this field include companies with financial, personnel, research and marketing resources that are substantially greater than those of the Company.

     Major pharmaceutical companies conduct most of these efforts through their internal development staffs and outsource some of this work. Smaller companies need to outsource a greater percentage of this research. The Company is aware of several other companies that are presently developing simulation software or simulation-software-based services to the pharmaceutical industries for the purposes of screening compounds. However, pharmaceutical companies and research companies that serve them may be developing and using computer software as a part of their screening and testing efforts and it should be expected that companies will enter this field. There are several companies and universities that are developing and using computer modeling programs predicting receptor geometry and many of these entities have financial and personnel resources significantly greater than those of the Company. However, the receptor prediction program recently acquired and to be further developed by the Company is based on a technology that, if successfully developed, will produce results with significantly greater speed than existing technology.

     The Company is not aware of any significant competition in the area of gastrointestinal absorption simulation. The Company is aware of one company in England which produces animation software for education in pharmacy and medicine, but is not aware of any commercial effort by any company to produce true pharmacokinetic simulation software for education in these fields. The Company believes the key factors in competing in this field will be its ability to develop simulation software that can effectively predict the behavior of a large number of compounds, its ability to develop and maintain a proprietary database of results of physical experiments that will serve as a basis for simulated studies, and the ability to develop and maintain relationships with research and development departments of pharmaceutical companies.

RESEARCH AND DEVELOPMENT


     As of the date of this prospectus, the Company employs twelve persons and two consultants in its research and development efforts. Ten of these persons work full time at research and development. Six current employees hold Ph.D.'s in their respective fields of science and engineering. The Company's plan is to build a research and development team from the proceeds of this offering. The actual rate of hiring will be scaled to be consistent with the level of revenues and earnings achieved from the sale of educational and pharmaceutical simulation products.


  RESEARCH AND DEVELOPMENT -- EDUCATIONAL SIMULATIONS

     In the area of educational simulations, the Company's R&D activities will include continuing the development of a wide range of software for high school and university-level science courses. At the high school level, anticipated titles include simulated experiments for Physical Sciences (a ninth-grade introductory science course typically covering topics from physics, chemistry, biology, and earth science), Physics, Chemistry, Biology and Earth Science. At the university level, anticipated titles include more sophisticated simulations for Physics, Chemistry, and Biology, as well as Heat Transfer, Fluid Mechanics, Thermodynamics, Gas Dynamics, Kinematics and Dynamics, Electronic Circuits, and Pharmacokinetics. In the area of Pharmacokinetics, the Company's first title will come from its recently acquired educational simulation called Cyber Patient, which the Company will expand, enhance, and offer to schools of pharmacy and medicine around the world.

     In 1996, the Company received a Phase I Small Business Innovation Research
(SBIR) grant from the National Science Foundation for approximately $51,000 to develop software to allow physically-disabled science students to perform simulated laboratory experiments on a computer with minimal physical input, which grant was fully funded in December 1996. The Company is using its expertise and technology in designing and building computer access products for the physically-disabled in developing these programs. These programs are designed to be used by able-bodied students but will also incorporate the Company's proprietary technology for physically-disabled persons so that the same programs will be attractive to and used by both physically-disabled and able-bodied persons. The Company believes that the fact that its simulation software can be used by physically-disabled students will provide a marketing advantage over simulation products that do not incorporate this feature, because schools can acquire one program through the Company that can be used by its disabled as well as able-bodied students.

     The Company submitted a proposal for a $300,000 Phase II SBIR grant on February 1, 1997 as a follow-on to the Phase I effort. There can be no assurance that such a grant, or any portion thereof, will be awarded.

  RESEARCH AND DEVELOPMENT -- PHARMACEUTICAL SIMULATIONS

     The Company is building a research and development team of experts in pharmacokinetics and simulation software. Dr. Michael Bolger, Director of Life Sciences for the Company as of October 1, 1996, and Associate Professor of Pharmaceutical Sciences at the University of Southern California ("USC"), has developed a number of pharmacokinetic software simulations, including Cyber Patient, which won the Innovations in Teaching Award from the American Association of Colleges of Pharmacy in 1995, and the receptor geometry model described above. Dr. David D'Argenio, Chairman of the Biomedical Engineering Department at USC, will provide consulting services in the area of pharmacokinetics simulation and will serve on the Company's Board of Directors. Dr. D'Argenio has co-directed the federally-funded Biomedical Simulations Resource at USC for over 12 years and has authored simulation software that models a variety of processes of interest to pharmacology, including those of interest to the Company. The Physical Sciences Department, under the direction of Dr. Douglas R. Beck, and the Engineering Department, under the direction of Mr. Jeffrey A. Dahlen, will provide assistance to the Life Sciences Department. Dr. Beck's experience includes the development of computer simulations at the molecular level in a variety of programming languages and hardware platforms. Mr. Dahlen's experience includes over ten years in the development of user interfaces with Words+ including the proprietary hardware and software interface that allows disabled students to operate a computer without keyboard or mouse, and the solution to a variety of difficult high-speed graphics manipulation problems in the Windows environment required for simulation software.

     In the area of pharmaceutical simulations for screening new drug compounds, the Company will pursue the development of simulations of pharmacokinetics, drug shelf life, drug absorption and receptor structure of certain transmembrane proteins.

     The Company will build upon the technology in the Cyber Patient educational simulation program described above, to include graphical representations of the acid/base properties of the drug, and an interactive three-dimensional graphics representation of the drug molecule. In addition, the Company intends to extend the model to include additional compartments and additional factors representative of absorption in the gastrointestinal tract.

     The Company will build upon the technology in the receptor structure simulation program described above to validate the accuracy of the model by comparing results to known structures such as bacteriorhodopsin. The Company will also convert the two-dimensional results currently generated by the program into three-dimensional receptor structure information.

     Simulations of drug degradation depend on good data for the rate constants of acid and base catalyzed, and spontaneous hydrolysis of ester amide molecules. The Company intends to develop a database of models for drug degradation based on the literature values for a variety of known drug molecules. This database will be used with linear free energy relationships to predict the degradation profile for novel drug molecules.

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

     The Company has signed a letter of intent with TSRL to jointly develop a simulation of the absorption of drug compounds in the gastrointestinal tract. Under the terms of the letter of intent, upon execution of a definitive License Agreement, the Company will be granted an exclusive license to TSRL's proprietary database of absorption measurements from approximately 30 laboratory experiments in human test subjects, and will receive consulting assistance in the development of the simulation model from TSRL staff, including Dr. Gordon Amidon and Dr. John Crison. The TSRL database is believed to be unique in the world, and the Company believes that it is the only such database containing actual human absorption data. The importance of such data is that such data are the means by which the absorption simulation will be calibrated. Although there can be no assurance that a successful absorption simulation can be developed even with the information in the database, or that if a successful simulation if developed, that it can be marketed profitably, the Company believes that the strategic advantage of exclusive access to the database, as well as the expertise of TSRL in absorption modeling, combined with the Company's current and expected growing expertise in pharmacokinetic simulation, will maximize its chances for success in this area. Under the terms of the letter of intent, upon execution of a definitive License Agreement, TSRL will receive a one-time payment of $75,000 (payable 90 days after execution of the License Agreement) plus a royalty of 20% of net sales of the absorption simulation, as well as a non-exclusive right to use the simulation in its own in-house research and in work performed for its clients. TSRL will not be allowed to transfer the simulation to any third party. The letter of intent is non-binding and although the parties have agreed to negotiate a License Agreement in good faith on terms consistent with those specified in the letter of intent, if a definitive License Agreement is not executed by June 15, 1997 the letter of intent will be terminated. There can be no assurance that the Company and TSRL will be able to successfully complete negotiations of a License Agreement within the time frame specified in the letter of intent. If the Company and TSRL are not able to successfully complete negotiations of a License Agreement, then the Company expects that it would either incur increased costs and longer development time to complete an absorption simulation or that it would discontinue the development of the absorption simulation.

     The Company considers specific technical details of its efforts in these areas to be proprietary trade secrets. An important goal within all of these efforts will be to create, and/or acquire and to continually develop, a proprietary database of information about a wide range of types of candidate drug compounds, amino acids, proteins, and other molecules that will enable the Company to verify the accuracy and reliability of its pharmaceutical simulations.

     In its publication SBIR 96-2, the Department of Health and Human Services solicits proposals to "Develop personal computer programs for pharmacokinetic models capable of predicting drug behavior in humans from preclinical pharmacokinetics data in mice, rats, and dogs," "[develop] computer models of the blood brain barrier and evaluate potential and actual drug molecules for their ability to cross or penetrate this barrier," and "Development of mathematical models and computer simulations" (under the category "Replacement or Reduction of Animals Used in Research"). It is in areas like these that the Company will focus its pharmaceutical simulation development efforts, and the Company plans to submit one or more SBIR (Small Business Innovation Research) grant proposals in one or more of these areas to supplement its internally-funded research and development. Although the Company believes it will submit acceptable proposals, there can be no assurance that any proposals will be selected for grant awards.

INTELLECTUAL PROPERTY

     The Company considers its simulation software programs and the data and reports related thereto to be proprietary, and will rely primarily on a combination of copyright, trademark, trade secret and confidential information laws and employee and third-party non-disclosure and invention assignment agreements and other methods to protect its proprietary rights. There can be no assurance that these protections will be adequate to protect the Company's intellectual property rights or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technologies. The Company does not currently hold any patents or have any patent applications pending for itself of its simulation software products but may seek patent protection for simulation software products. The Company will base its decision on whether to seek patent protection by weighing the relative costs and benefits that it may obtain from obtaining a patent including the time and expense of obtaining patent protection. The Company enters into non-disclosure and invention assignment agreements with its employees and enters into non-disclosure agreements with its consultants, subcontractors and distributors. The Company does not believe that its proposed simulation software products will infringe on the proprietary rights of third-parties. However, there can be no assurance that third-parties will not assert infringement claims against the Company in the future with respect to simulation software products. See "Risk
Factors -- Limited Protection of Intellectual Property and Proprietary Rights."

DISABILITY PRODUCTS

INDUSTRY BACKGROUND

     In the late 1970's a number of companies began to explore the development of microprocessor-based communication devices for persons unable to speak due to physical disabilities. In the 1980's, the emergence of several companies in this field, including Words+, and the parallel growth of the personal computer industry created more opportunity for the development and marketing of personal-computer based communication software and devices. Today the industry is characterized by six major competitors and several smaller ones, most of whom sell to markets worldwide.

     Potential users of these products are persons with physical disabilities that arise from conditions such as amyotrophic lateral sclerosis (ALS) or "Lou Gehrig's Disease", cerebral palsy, multiple sclerosis, muscular dystrophy, spina bifida, spinal cord injury, stroke and traumatic head injury.

     The Company believes that the population of non-speaking Americans consists of over 2 million persons (about 1% of the population) and that the percentage of non-speaking persons in other countries is also approximately 1% of the population. According to the SPA, there are more than 50 million Americans with types of disabilities that impair such persons ability to use a computer. These include severe visual impairments, severe physical impairments and other conditions that limit a person's ability to interact with a computer. While this number is much larger than the number that might use the Company's computer access products, it indicates that the number of persons in the United States that may have need for the Company's products is in the millions.

     The Company believes that the Unites States market for these products and services has been expanding due, in part, to an increase in the general knowledge related to assistive technology devices and services that includes augmentative communication devices, increased recognition by professionals serving disabled persons of the importance of this assistive technology, increased training and practice standards for these professionals with respect to this technology, and increased access for individuals to these devices and services through government-directed funding and other third party funding through private insurance and charities. In 1981 the American Speech-Language-Hearing Association, which is responsible for the national clinical certification of speech-language pathologists, formally acknowledged augmentative and alternative communication ("AAC") devices to be an important aspect of speech-language therapy. Since then, professional organizations for speech-language pathologists have developed practice standards for professionals in regard to AAC devices and services and have increased professional training in AAC intervention. The United States Congress, beginning in 1986, has amended several aspects of Federal legislation governing benefits and service programs for persons with disabilities to expressly incorporate assistive technology as a covered benefit in a number of these programs. The Federal Rehabilitation Act, which governs federally-supported vocational rehabilitation programs in every state, was amended in 1986 to expressly incorporate technology as a benefit to improve the work potential and performance for persons with severe disabilities, and was amended in 1992 to increase emphasis on the role of assistive technology, including augmentative communication devices, as an employment tool. The Technology Related Assistance for Individuals with Disabilities Act of 1988 (known as the "Tech Act") provided funding for state level programs in every state whose purposes are to expand awareness of this technology and to pursue advocacy and information dissemination programs to expand assistive technology funding and access. In addition, the Tech Act requires these state projects to provide funding to create a staff position devoted to assistive technology access and funding within each state's disability advocacy office. These offices provide information, referral and direct representation to persons with disabilities with regard to funding programs. Both the Rehabilitation Act and the Tech Act also provided funding for grants to national organizations such as the United Cerebral Palsy Association to create and disseminate information about assistive technology devices and services and funding for this technology.

     Federal legislation and regulations governing early intervention, Head Start, and primary and secondary public school education of children with disabilities have been amended to expressly recognize "assistive technology devices" and "assistive technology services", including those related to augmentative communication, as covered benefits, the effect of which is to authorize or mandate these programs and schools to acquire this technology and make it available to disabled children in their programs. This has prompted public schools to allocate special education budgets for this purpose. Medicaid funding for AAC devices began as early as 1979 and has continually expanded thereafter so that 44 of the 50 state Medicaid programs now provide funding for AAC devices. Federal courts in three cases have ruled on the availability of Medicaid funding for augmentative communication devices and each court decision has supported this funding. Three other court cases are currently pending. The Company is not aware of any court decision to date which has supported excluding Medicaid funding for AAC devices. The Company is aware that at least 200 private insurance providers provide coverage for AAC devices including products produced by the Company either because it is accepted as a covered benefit or because it is recognized as useful in reducing stress and depression in patients, thereby improving the person's overall condition and reducing the cost of health and disability claims.

PRODUCTS

  E Z KEYS FOR WINDOWS


     One of the Company's primary software products is E Z Keys for Windows, which is a program that operates on a Windows-based personal computer. When coupled with specially-designed input devices, E Z Keys for Windows enables even severely disabled persons to operate a personal computer to generate voice messages through a voice synthesizer and to operate most Windows-based software application programs. E Z Keys for Windows was introduced in December 1995 and replaced E Z Keys for DOS which had been in production since 1986. E Z Keys for Windows is one of the two Words+ programs used by Professor Stephen Hawking for computer access and communication. In May 1997, the Company released E Z Keys for Windows 95. Professor Hawking was instrumental in securing assistance from Intel Corporation in the Company's development efforts for this new product.


     The retail price of E Z Keys for Windows is $1,395. The retail cost of a complete system including a personal computer, E Z Keys for Windows software and input devices ranges from $3,100 to approximately $7,000.

  TALKING SCREEN FOR WINDOWS

     Talking Screen for Windows ("Talking Screen") is a software program that operates on a Windows-based personal computer and is designed for persons, usually children, who cannot read and write at the level necessary to adequately operate E Z Keys. Talking Screen provides a system of pages of pictographic and photographic symbols by which the user can produce speech output messages through the voice synthesizer, play recorded sounds and video files, and operate controllers for lights, electrical appliances and other equipment. Like E Z Keys, Talking Screen can be operated through a wide range of alternative input devices.

     A number of the pictographic symbols used by the Company in Talking Screen for Windows are purchased from one of the Company's competitors that produces augmentative communication systems for Apple computers. The Company has no reason to believe this arrangement will be terminated. If this arrangement were to be terminated, the Company believes it could develop alternative replacement symbols at a cost that would not materially adversely affect the Company although the Company would experience a short-term interruption in the supply of this product.

     The retail price of Talking Screen for Windows is $1,395.

  PEGASUS LITE

     Pegasus LITE is a fully-integrated, portable, microprocessor-based communication system that weighs just four and one-half pounds, which is significantly smaller and lighter in weight, as well as more powerful, than comparable competitive devices. Pegasus LITE incorporates a 486/50 MHz microprocessor, Windows operating system, 340 MB hard drive, 12 MB RAM, 256 color LCD display with built-in touch window, PCMCIA slot for the floppy disk drive and optional accessories, Windows sound system, and a software voice synthesizer that can provide male, female or child's voices. Pegasus LITE measures approximately 8.75" X 12.75" X 1.65". Pegasus LITE can operate either E Z Keys for Windows or Talking Screen for Windows, although it is used primarily with Talking Screen.

     The retail price of Pegasus LITE is $6,995.

  MESSAGEMATE

     The Company produces a series of products called MessageMates, which are hand-held dedicated communication devices that store prerecorded speech or sounds on integrated circuit chips. The user plays these recorded sounds by touching one of the keys on the keyboard or using a switch (such as the IST described below) and scanning to select a position on the keyboard. The MessageMates are small, lightweight (1 to 1.75 lbs.), easy-to-use communication devices with up to two minutes of recorded messages. They are known for their extremely rugged design and long battery life. The MessageMate 20 holds twenty messages, the MessageMate 40 holds forty messages and the Mini-MessageMate holds eight messages. Since the MessageMates use recorded messages, they can be used in any language. The Company has significant sales of MessageMates in foreign markets and sales of these MessageMates in foreign markets are increasing.


     MessageMate retail prices range from $299 to $999.


  INFRARED/SOUND/TOUCH (IST) SWITCH

     Most of the Company's customers cannot operate a keyboard or mouse. For some of these persons, the Company has designed and produces a special device, called the Infrared/Sound/Touch Switch ("IST Switch"), that enables the person to operate a personal computer or a dedicated communication device with the slightest movement or pressure, including, for example, eye blink, or just eye movement.

     The IST Switch is activated by infrared reflection, touch or sound and transmits a momentary "on" signal to the computer upon detecting these signals. This switch has been in production since 1983, and thousands of physically-disabled persons around the world have used it.

     The retail price of the IST Switch ranges from $295 to $495.

  MISCELLANEOUS

     The Company also sells a number of other miscellaneous and peripheral devices, some of which it designs and produces and others it buys and resells. These include:

        - MicroCommPac -- Communication package designed for use with a notebook computer.

        - U-Control -- Wireless infrared remote control device that allows a person to control functions and appliances in the home and work environment such as lights, stereo and television equipment, and other appliances.

        - LUCY -- Laser-activated keyboard for those who cannot use a normal keyboard, imported from The Netherlands.

        - Simplicity Wheelchair Mount -- Company-designed wheelchair mount for portable computers and other devices.

PRODUCT DEVELOPMENT


     The Company believes it has been an industry technology leader in introducing and improving augmentative communication and computer access software and devices for disabled persons and intends to continue to be at the forefront of the development of new products. The Company will continue to enhance its major software products, E Z Keys and Talking Screen. The Company will also consider acquisitions of other products, businesses and companies that are complementary to its existing augmentative communication and computer access business.

MARKETING AND DISTRIBUTION

     The Company markets its augmentative communication and computer access products through a network of independent dealers and outside sales persons. The Company plans to substantially expand its sales and marketing efforts by adding additional sales persons and independent dealers.


     At the present time the Company has six independent dealers in the United States, four in Australia, two in Canada and one each in England, Norway, The Netherlands, New Zealand, Japan, Korea, Israel, Finland, and Malaysia. The Company has three salary-commission sales persons in the United States; one each in Northern California, Southern California, New Hampshire. The Company also employs four inside sales/support persons who answer telephone inquiries on the Company's 800 line and who provide technical support.


     The Company attributes the fact that its sales are lower than some of its competitors to the fact that these competitors have substantially larger dealer networks and sales forces. The Company plans to use a portion of the proceeds of the Offering to substantially increase its sales force. The Company will also increase its dealer network overseas.

     The Company directs its marketing efforts to speech pathologists, occupational therapists, special education teachers, disabled persons and parents of disabled children. The Company maintains a mailing list of over 30,000 persons made up of these professionals, consumers and parents and mails various marketing materials to this list. These materials include the Company's newsletter, its catalog of products and announcements regarding new and enhanced products.

     The Company participates in industry conferences held throughout the United States and in other countries which are attended by speech pathologists, occupational and physical therapists, special education teachers, parents and consumers. The Company and others in the industry demonstrate their products at these conferences and present technical papers that describe the application of their technologies and research studies on the effectiveness of their products. The Communication Aids Manufacturers' Association (CAMA) organizes tours of representatives of companies in this field that travel throughout the country providing seminars and workshops for professionals, consumers and parents in the field. The Company advertises in selected publications of interest to persons in this market.

     The Company estimates that for approximately 50% of its sales of augmentative communication and computer access software and hardware, some or all of the purchase price is provided by third parties such as Medicaid, school special education budgets, private insurance or other governmental or charitable assistance. The Company's personnel provide advice and assistance to customers and prospective customers on obtaining third-party financial assistance for purchasing the Company's products.

TRAINING AND TECHNICAL SUPPORT

     The Company believes customer training and technical support are important factors in customer satisfaction of its products and the Company believes it is an industry leader in providing customer training and technical support. The Company's salesperson or dealer provides initial training to the customer, typically two to four hours on major products and one to two hours on some other products. This training is typically provided not only to the user of the product but also to the person's speech pathologists, teachers, parents and other persons who will be helping the user. This initial training is provided as a part of the price of the product. The Company and its dealers charge a fee for additional training and service calls.

     Technical support is provided by the Company's inside sales and support staff based at its headquarters facilities in Palmdale, California.

PRODUCTION AND DISTRIBUTION OPERATIONS

     The Company's major products are designed and developed by its development team at its Palmdale, California facility. Software products are either loaded onto hard drives by the Company or copied to diskettes for sale to customers. Microprocessors that are part of dedicated devices are purchased by the Company and incorporated into its products by the Company. Many software customers buy their personal computers from the Company, which the Company purchases at wholesale prices and resells at a markup. Cases, printed circuit boards, labels and other components of products such as Pegasus LITE, MessageMates and CommPac are designed by the Company. The Company outsources the extrusion, machining and manufacturing of most of these components. These products are assembled and tested by the Company at its facility. The Company manufactures some of the parts for the IST Switch, acquires some parts from outside sources and assembles and tests the final product.

     The Company incorporates a tablet-style computer manufactured by Epson America in its Pegasus LITE product. The Company has no written agreements with Epson America other than purchase orders that it submits to Epson America to purchase such computers. The Company and other of Epson America's customers provide projections to Epson America in order to allow Epson America to estimate the number of units of such computer that it should manufacture in each of its production runs.

     The Company's products are shipped from its Palmdale, California facility either directly to the customer or to the salesperson or dealer. The outside salesperson or dealer either delivers the product or visits the customer after delivery to provide training.

WARRANTIES AND REPAIRS

     The Company's hardware products come with a one-year parts and labor warranty. The Company's software is warranted for life. Repairs are handled at the Company's Palmdale, California facility. Expense incurred by the Company attributable to providing services, repairs and replacements in connection with customer warranties were approximately $18,000 and approximately $17,000 for its fiscal years ended August 31, 1995 and August 31, 1996, respectively, and approximately $7,000 and $6,000 for the six-month periods ended February 29, 1996 and February 28, 1997, respectively.

COMPETITION

     The augmentative communication and computer access products industry in which the Company operates is highly competitive and several of the Company's competitors have substantially greater financial and personnel resources than the Company. The industry is made up of six major competitors and several smaller ones. The Company believes that the six major competitors each have revenues ranging from $3 Million to $15 Million so that there are no large companies in this industry. Two of these companies produce personal-computer based software systems for Apple Macintosh and the others produce dedicated communication devices and/or paper products.

     The Company believes that the competition in this industry is based primarily on the quality of products, quality of customer training and technical support and quality and size of sales forces. Price is a competitive factor but the Company believes price is not as important to the customer as obtaining the product most suited to the Customer. The Company believes that it is a leader in the industry in developing and producing the most technologically-advanced products and in providing quality customer training and technical support. The prices of the Company's products are among the highest in the industry and the Company has one of the smallest sales forces and dealer networks in the industry. The Company has five salaried sales representatives (two until recently) and five independent dealers in the United States compared to some of its competitors that have as many as 20 to 40 sales representatives. The Company believes it is positioned to continue to be a leader in the development and production of the highest quality technology and that it will be able to develop one of the strongest sales forces in the industry based upon the proceeds of this offering. The Company believes that the sales of its products can increase significantly due to these factors and the expected continuing expansion of the size of this market. However, there are few barriers to entry in the form of proprietary or patented technology or trade secrets in this industry. While the Company believes that cost of product development and the need for specialized knowledge and experience in this industry would present some deterrence for new competition, other companies may enter this industry, including companies with substantially greater financial resources than the Company, and companies already in this industry may increase their market share through increased technology development and marketing efforts.

GOVERNMENT REGULATION


     Devices that produce radio frequency ("RF") energy are regulated by the Federal Communications Commission (the "FCC") pursuant to the Communications Act of 1934, as amended. Part 15 of the FCC's Rules establish technical standards for devices that generate radio energy but that are not intended to emit RF energy and do not transmit information on radio frequencies. Such devices are known as "unintentional radiators." The FCC requires that equipment authorizations be obtained from the FCC in order to market Part 15 unintentional radiators and that applicants for equipment authorizations demonstrate that their equipment satisfies FCC technical requirements relating to RF emissions. The Company had not sought to obtain FCC equipment authorizations for any of its products and was recently advised that certain of its products are subject to
Part 15 so that such authorizations are required. The Company also recently learned that certain of these products did not comply with the FCC's technical requirements under certain limited circumstances. The Company has completed making modifications to these products to comply with these technical requirements and has successfully completed testing at an FCC-certified lab for all of its current products. Certain of the Company's products are subject to similar regulatory requirements in certain foreign markets and the Company believes certain of its products have not complied with these requirements. These regulations may require similar modifications to the Company's products. Non-compliance with these requirements can result in fines, halts in sales and recalls. The Company believes that it may incur fines but that these will not materially adversely affect the Company's operations or financial position and that the risk of further adverse consequences as a result of these circumstances is remote. However, there can be no assurance that these circumstances will not result in further adverse consequences. See "Risk Factors -- Government Regulation."



     Under the Federal Food, Drug and Cosmetic Act, a "[medical] device" is defined, in part, as an "instrument, apparatus, implement, machine, contrivance, or other similar or related article. . .which is. . .intended for use in the. . .mitigation, treatment or prevention of disease in man or other animals." The Food and Drug Administration (the "FDA") regulates such devices with respect to preclinical and clinical testing, manufacturing, labeling, distribution and promotion. The FDA issued a letter dated April 28, 1995 to one of the Company's competitors concerning the applicability of FDA rules to disability products similar to the Company's. This letter stated that the FDA had determined that communication systems that were the subject of that letter will be considered as meeting the definition of a medical device only if they are intended to be used for communications directly with medical personnel or to alert authorities regarding a medical condition or medical emergency and that the FDA will not consider communication systems to be medical devices if they are intended to facilitate communications for physically impaired persons and make no specific or implied claims for use during a medical emergency. This letter addressed products of a competitor of the Company. The Company believes that its disability products are similar in intended use to the product that was the subject of such letter and that its disability products have not been promoted or marketed in a way that would suggest that such products are intended to facilitate communications for physically impaired persons for use during a medical emergency. Accordingly, the Company believes that its disability products are not subject to regulation as medical devices in accordance with the FDA's position expressed in such letter. There can be no assurance that the FDA will not change its regulatory position in the future and seek to regulate such products as medical devices or that the Company's disability products will not otherwise become subject to FDA regulation as medical devices. In the event that the Company's disability products were to become subject to FDA regulations as medical devices, the Company would incur added costs and regulatory burdens. See "Risk Factors -- Government Regulation."

ENVIRONMENTAL COMPLIANCE



     In the ordinary course of its manufacturing and repair processes, the Company uses batteries, glue and similar materials which are stored on-site. The waste created by use of these materials is transported off-site on a regular basis. The Company currently ships batteries to a battery distributor for recycling and disposes of empty glue containers in accordance with instructions given to it by the disposal company that disposes of the Company's general refuse. Although the Company is not aware of any claim involving violation of environmental or occupational safety and health laws and regulations, there can be no assurance that such a claim may not arise in the future, which may have a material adverse effect on the business, financial condition or results of operations of the Company. See "Risk Factors -- Environmental Compliance."


INTELLECTUAL PROPERTY

     The Company regards its E Z Keys for Windows, Talking Screen for Windows, Pegasus LITE and related software and its simulation software products as proprietary and relies primarily on a combination of copyright, trademark, trade secret and confidential information laws and employee and third-party non-disclosure agreements and other methods to protect its proprietary rights. There can be no assurance that these protections will be adequate to protect the Company's intellectual property rights or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technologies. The Company does not currently hold any patents or have any patent applications pending for itself or its products and has not obtained Federal registration for any of its trademarks. The Company enters into non-disclosure and invention assignment agreements with its employees and enters into non-disclosure agreements with its consultants, subcontractors and distributors. However, there can be no assurance that such measures will protect the Company's proprietary technology, or that its competitors will not develop products with features based upon, or otherwise similar to, the Company's products or that the Company will be able to enjoin competitors from selling similar products.

     The Company believes that its products, trademarks and other proprietary rights do not infringe on the proprietary rights of third parties. The Company has been conducting business on a world-wide basis in the augmentative communication and computer alternative access industries without receiving claims from third parties that its products or names infringe on any proprietary rights of other parties. There can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to current or future products, trademarks or other Company works or that such assertion may not require the Company to enter into royalty arrangements or result in costly litigation. See "Risk Factors -- Limited Protection of Intellectual Property and Proprietary Rights."

FACILITIES


     The Company occupies offices in an office building in Palmdale, California. In September 1996, the Company expanded its office space from approximately 4,800 square feet to approximately 11,800 square feet. The Company expects to outgrow its current space within the next fiscal year. Due to the unavailability of suitable office space to accommodate the Company's planned growth, the Company expects that it will need to contract for the construction of a new building to be occupied in 1998. Leases on the office space currently occupied by the Company will expire in October 1997 (about 7,000 square feet) and June 1998 (about 4800 square feet). Leases on the newly-acquired 7,000 square feet allow for month-to-month renewal at the end of the 12-month term in the event new space is not available by the time the lease expires.


EMPLOYEES


     As of May 15, 1997, the Company employed 39 full-time and three part-time employees, including 12 in research and development, ten in marketing and sales, seven in accounting and administration, nine in production and operations and one in repair. Six current employees hold Ph.D.'s in their respective science or engineering disciplines. Five additional employees hold Master's degrees. The Company believes that its future success will depend, in part, on its ability to continue to attract, hire and retain qualified personnel. The competition for such personnel in the augmentative communication device and computer software industry is intense. None of the Company's employees is represented by a labor union, and the Company has never experienced a work stoppage. The Company believes that its relations with its employees are good.

LEGAL PROCEEDINGS

     The Company is not a party to any litigation and, except as discussed in the next paragraph, is not aware of any pending or threatened litigation against the Company.


     In January 1997, the Company received notice from a former employee claiming, among other things, that her employment with the Company had been wrongfully terminated and alleging potential causes of action based on negligent misrepresentation, wrongful discharge, breach of contract and sex and race discrimination. Such former employee threatened to commence litigation against the Company if the Company did not respond to her notice by a certain date. The Company responded to such notice at the end of January 1997 denying the allegations specified in such notice and has not received any further communications from such former employee. The Company believes that it has complied with all legal requirements in terminating such former employee and intends to vigorously defend itself against any and all claims made by such former employee. Although there can be no assurance that such former employee's claims or any related governmental action will not have a material adverse effect on the Company's business, financial condition or results of operations, the Company does not believe that it will have such affect.

                                   MANAGEMENT

     The directors, executive officers and key employees of the Company and their ages and positions held with the Company are as follows:


            NAME                AGE                             POSITIONS
----------------------------    ---     ----------------------------------------------------------
DIRECTORS AND EXECUTIVE OFFICERS:
Walter S. Woltosz...........    51      Chairman of the Board, Chief Executive Officer and
                                        President of the Company and Words+
Virginia E. Woltosz.........    45      Senior Vice President, Secretary and Director of the
                                        Company and Words+
Momoko Beran................    45      Chief Financial Officer of the Company and Words+
Ronald F. Creeley...........    45      Vice President, Marketing and Sales of the Company
Philip R. Lawrence..........    46      Vice President, Operations of Words+
Dr. David Z. D'Argenio......    46      Director Nominee and Consultant to the Company
Dr. Richard Weiss...........    61      Director Nominee

CERTAIN KEY EMPLOYEES AND CONSULTANTS:
Dr. Douglas R. Beck.........    31      Director of Physical Sciences
Jeffrey A. Dahlen...........    35      Director of Engineering of the Company and Words+
Dr. Michael Bolger..........    45      Director of Life Sciences
Richard Chapleau............    41      Consultant to the Company


     Each of the Company's directors is elected at the annual meeting of shareholders and serves until the next annual meeting and until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. The Representative of the Underwriters will have the right for a period of three years after the closing of this offering to receive notification of, and have an observer present at, all meetings of the Board of Directors of the Company. No compensation is currently paid to directors for their service on the Board.

     The Company intends to pay its independent Directors an annual fee of $2,500 per year for their service in that capacity and $500 for each Board of Directors or committee meeting attended in addition to reimbursement of expenses for the cost of attending meetings of the Board of Directors.

     Each independent Director joining the Board of Directors within 30 days after consummation of this offering will receive an initial grant of options under the 1996 Stock Option Plan to purchase 500 shares of Common Stock having an exercise price equal to the initial offering price of the Common Stock in this offering. Each independent Director joining the Board of Directors after the 30th day following consummation of this offering will receive an initial grant of options under the 1996 Stock Option Plan to purchase 500 shares of Common Stock having an exercise price equal to the fair market value of a share of Common Stock on the date such person first becomes a Director. Thereafter, each independent Director who is serving as a Director on August 31 of each year, commencing with August 31, 1997, and who has served as such for more than one year will, on each August 31, automatically receive options under the 1996 Stock Option Plan to purchase 500 shares of Common Stock (or if such director has served for less than a full year, a prorated portion thereof) having an exercise price equal to the fair market value of a share of Common Stock on such date. Such options will become exercisable in three installments, 40% vesting on the first anniversary of the date of grant and 30% vesting on each of the second and third anniversaries of the date of grant.

     WALTER S. WOLTOSZ is a co-founder of the Company and has served as its Chief Executive Officer and President and as Chairman of the Board of Directors since its incorporation in July 1996. Mr. Woltosz is also a co-founder of Words+ and has served as its Chief Executive Officer and President since its incorporation in 1981. Mr. Woltosz has also served in the capacity of Chairman of the Board of Words+ since its incorporation, a position to which he was formally elected in August 1996. Prior to founding the Company, Mr. Woltosz worked for a number of aerospace companies as an engineer and manager and in various other capacities, including United Technologies Corporation, Thiokol Corporation and Northrop Services, Inc. Mr. Woltosz holds a Master of Aerospace Engineering degree from Auburn University, a Master of

Administrative Science degree from the University of Alabama at Huntsville and a Bachelor of Aerospace Engineering degree from Auburn University. Mr. Woltosz is the husband of Virginia E. Woltosz.

     VIRGINIA E. WOLTOSZ is a co-founder of the Company and has served as its Vice President and Secretary since its incorporation in July 1996. Mrs. Woltosz is also a co-founder of Words+ and has served as its Vice President, Secretary and Treasurer since its incorporation in 1981. Mrs. Woltosz resigned from her position as Treasurer of Words+ in July 1996. Mrs. Woltosz holds a Bachelor of Science degree in Office Administration from San Jose State University, and is currently pursuing a Masters in Business Administration through the University of Phoenix. Virginia E. Woltosz is the wife of Walter S. Woltosz.

     MOMOKO BERAN has served as the Company's Chief Financial Officer since its incorporation in July 1996. Ms. Beran joined Words+ in June 1993 as Director of Accounting and was named the Company's Chief Financial Officer in July 1996. From October 1991 to June 1993, Ms. Beran was the Financial Controller of AB Components & Systems, Inc., a company that distributes components and connectors to major defense contractors and commercial customers. Ms. Beran holds a Bachelor of Science, Business Administration degree from California State University at Northridge. Ms. Beran has passed all of the examinations required to be a certified public accountant.

     RONALD F. CREELEY joined the Company in February 1997 as its Vice President, Marketing and Sales. From April 1996 through January 1997, Mr. Creeley was Marketing Director at Union Pen Company, a direct marketer of advertising specialties selling to businesses in the United States, Canada and the United Kingdom. From August 1995 through April 1996, Mr. Creeley was self-employed as a marketing and market research consultant. From December 1992 through July 1995, Mr. Creeley was Marketing Director at Time Resources, a manufacturer and marketer of advanced time management products and training to consumers and organizations. Prior thereto, from March 1986 through November 1992, Mr. Creeley was Marketing Director at New England Business Services, Inc., an international direct marketing company. Mr. Creeley holds a Bachelor of Arts degree in Psychology from Merrimack College in Massachusetts.

     PHILIP R. LAWRENCE joined Words+ in January 1993 as a sales representative. He was promoted to Director of Marketing and Sales of Words+ in 1995, and was promoted to Vice President, Operations in July 1996. From August 1988 to January 1993, Mr. Lawrence was Vice President, Material of ITT Gilfillian, an aerospace company. From 1973 to August 1988, Mr. Lawrence was employed by Allied Signal Oceanics Division, a defense contractor, in various purchasing and administrative positions and was named as Manager, Material in February 1981 and as a Director, Material in April 1984. Mr. Lawrence holds a Master of Business Administration degree from Pepperdine University and a Bachelor of Science degree in Business/ Finance from California State University at Northridge.

     DR. DAVID Z. D'ARGENIO has agreed to serve as a Director of the Company upon the closing of this offering. Dr. D'Argenio is a consultant to the Company and will become a member of its Science Advisory Board. He is currently Professor and Chairman of Biomedical Engineering at the University of Southern California ("USC"), and has been on the faculty at USC since 1979. He also serves as the Co-Director of the Biomedical Simulations Resource Project at USC, a project funded by the National Institutes of Health ("NIH") since 1985 to advance the state-of-the-art in biomedical modeling and simulation. He is the author of the widely-used computational modeling program ADAPT that is currently in use by over 700 research scientists both in university medical centers and in the pharmaceutical industry. He has served on numerous NIH review panels and as a consultant to a number of pharmaceutical companies. Dr. D'Argenio holds a Bachelor of Electrical Engineering magna cum laude from the University of Dayton, a Master of Science in Electrical Engineering from Pennsylvania State University, and a Ph.D. in Biomedical Engineering from the University of Southern California.

     DR. RICHARD R. WEISS has agreed to serve as a Director of the Company upon the closing of this offering. From October 1994 to the present, Dr. Weiss has acted as a consultant to a number of aerospace companies and to the United States Department of Defense through his own consulting entity, Richard R. Weiss Consulting Services. From June 1993 through July 1994, Dr. Weiss was employed by the United States Department of Defense as its Deputy Director, Space Launch & Technology, and in such capacity he was in charge of making recommendations on policy issues relating thereto. From February 1991 through June 1993,

Dr. Weiss was employed by the United States Air Force Phillips Laboratory (Rocket Propulsion) as the Director. Dr. Weiss holds a Bachelor of Science degree in Aeronautical Engineering from the University of Michigan, a Master of Science degree in Mechanical Engineering from the University of Southern California and a Ph.D. degree in Mechanical Engineering from Purdue University.

     Certain Key Employees and Consultants:

     DR. DOUGLAS R. BECK is the Director of Physical Sciences for the Company, having joined the Company in September 1996. Prior to joining the Company, Dr. Beck served from June 1991 to June 1996 as a Chemistry Instructor, Lead Teaching Assistant, and system manager for a Convex C210 mini-supercomputer at the University of Washington, and in 1989 as a Laboratory Technician with Weyerhaeuser Corporation. Dr. Beck's experience includes the development of complex simulation software in a variety of programming languages and on a variety of hardware platforms. Dr. Beck holds a Bachelor of Arts in Chemistry from Whitman College in Walla Walla, Washington, and a Ph.D. in Physical Chemistry from the University of Washington in Seattle.

     DR. MICHAEL B. BOLGER is the Director, Life Sciences for the Company, having joined the Company in October 1996. Dr. Bolger is Associate Professor of Pharmacy at the University of Southern California (USC), a co-founder and former director of CoCensys, Inc., a pharmaceutical firm in Irvine, California, and has held a number of other teaching and research positions since receiving his Ph.D. in Pharmaceutical Chemistry from the University of California-San Francisco in 1978. He is the recipient of numerous honors and awards, has applied for and received numerous research grants in pharmacology, is co-holder on four patents for drug compounds and production methods, and has authored or co-authored over 90 publications and presentations in the field of pharmacology. He is the author of 16 computer programs related to molecular chemistry, pharmacokinetics, cellular growth, and data reduction in pharmacology and related areas, including the Cyber Patient, drug shelf life, and receptor structure simulation programs the Company will acquire.


     MR. JOHN FORS, III, is a consultant to the Company in the design of the experiments and educational support materials for its educational simulations. Mr. Fors is a Physical Science and Chemistry teacher at Palmdale High School in Palmdale, California.


     MR. RICHARD CHAPLEAU is a consultant to the Company in the design of the experiments and user interface for its educational software simulations. Mr. Chapleau, a chemistry teacher at Lancaster High School in Lancaster, California, was awarded California Teacher of the Year for 1995-1996.

     JEFFREY A. DAHLEN has served as the Company's Director of Engineering since its incorporation in July 1996 and as the Director of Engineering of Words+ since rejoining the Company in 1989. From 1988 to 1989, Mr. Dahlen was a member of the technical staff of the NASA Jet Propulsion Laboratory. Mr. Dahlen was a Senior Engineer at Words+, Inc. from 1986 to 1988. Mr. Dahlen holds a Bachelor of Science in Electrical Engineering from Stanford University.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Articles of Incorporation limit the liability of its directors for monetary damages to the maximum extent permitted by California law. Such limitation of liability has no effect on the availability of equitable remedies, such as injunctive relief or rescission.

     The Company's Bylaws provide that the Company will indemnify its directors, officers, employees and other agents against certain liabilities to the maximum extent permitted by California General Corporation Law, including circumstances in which indemnification is otherwise discretionary under such law. The Bylaws also provide that the Company will advance expenses reasonably expected to be incurred by such director, officer, employee or agent in defending any proceeding against them.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding in connection with the securities being registered), the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. The Company may obtain directors and officers insurance if available on acceptable terms.

     At the present time, there is no pending litigation or proceeding involving any director, officer, employee or other agent of the Company in which indemnification would be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

EXECUTIVE COMPENSATION


     The following table sets forth certain information concerning compensation paid or accrued for the fiscal years ended August 31, 1996, 1995 and 1994 by the Company to or for the benefit of the Company's President. No other executive officers of the Company received total annual compensation for the fiscal year ended August 31, 1995 that exceeded $100,000. As permitted under the rules of the Securities and Exchange Commission, no amounts are shown in the table below with respect to any perquisites paid to a named officer because the aggregate amount of such perquisites (e.g., auto allowance) did not exceed the lessor of
(i) $50,000 or (ii) 10% of the total annual salary and bonus of a named officer.



                                NAME AND                                     FISCAL
                           PRINCIPAL POSITION                    SALARY       YEAR
            -------------------------------------------------    -------     ------
            Walter S. Woltosz................................    $70,000      1994
            President and Chief Executive Officer                $70,000      1995
                                                                 $82,500      1996


EMPLOYMENT AND OTHER COMPENSATION AGREEMENTS


     The Company has an employment agreement with Walter Woltosz commencing September 1, 1996 that extends until August 31, 1999. The agreement provides for an annual salary of $150,000. Pursuant to such agreement, Mr. Woltosz is entitled to such health insurance and other benefits that are not inconsistent with that of which the Company customarily provides to its other management employees and to reimbursement of customary, ordinary and necessary business expenses incurred in connection with the rendering of services to the Company. The agreement also provides that the Company may terminate the agreement upon 30 days' written notice if termination is without cause and that the Company's only obligation to Mr. Woltosz would be for a payment equal to the greater of (i) 12 months of salary or (ii) the remainder of the term of the employment agreement from the date of notice of termination. Further, the agreement provides that the Company may terminate the agreement for cause (as defined) and that the Company's only obligation to Mr. Woltosz would be limited to the payment of Mr. Woltosz' salary and benefits through and until the effective date of any such termination.


     Commencing with the Company's fiscal year ending 1997 and for each fiscal year thereafter, Walter and Virginia Woltosz are entitled to receive bonuses not to exceed $150,000 and $60,000, respectively, equal to 5% of the Company's net annual income before taxes. In addition, if the closing price of the Company's Common Stock averages in excess of 200% of the price per share of Common Stock in this offering for a period of 20 consecutive trading days during any fiscal year, then the Company will grant to each of Mr. and Mrs. Woltosz options under the 1996 Stock Option Plan, exercisable for five years, to purchase 50 shares of Common Stock for each $1,000 of net income before taxes that the Company earns with respect to such fiscal year (up to a maximum of 60,000 options each until August 31, 1999) at an exercise price equal to the market value per share as of the date of grant.

     If the Company's after tax net income for the fiscal year ending August 31, 1998 as reflected in the Company's audited financial statements is $3,000,000 or more, Walter and Virginia Woltosz will be granted warrants to purchase 300,000 shares of the Company's Common Stock. If such after tax net income is

$2,000,000 to $3,000,000, then the Woltosz' shall be granted warrants to acquire 200,000 shares of the Company's Common Stock and for each additional $100,000 of after tax net income above $2,000,000 for such fiscal year, the Woltosz' shall be entitled to receive warrants to acquire 10,000 shares of Common Stock. All such warrants shall be exercisable for a period of five years from the date of this Prospectus at an exercise price of $5.00 per share, subject to adjustment in certain circumstances.

1996 STOCK OPTION PLAN


     In September 1996 the Board of Directors adopted and, in September 1996 the shareholders approved, the Company's 1996 Stock Option Plan (the "Option Plan") under which a total of 250,000 shares of Common Stock has been reserved for issuance. As of May 22, 1997, no options have been granted. The Option Plan terminates in 2006, unless sooner terminated by the Board of Directors.


     Options granted under the Option Plan may be either "incentive stock options" as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or nonstatutory stock options and become exercisable in accordance with terms approved at the time of grant. Options may be granted to any employee of the Company or any parent, subsidiary or successor of the Company, including employees who are also officers or directors, selected by the Board of Directors in its discretion. The Option Plan is currently administered by the Board of Directors which has the authority to determine optionees, the number of shares covered by each option, the type of option (i.e., incentive or nonstatutory), the applicable vesting schedule, the exercise price, the method of payment and certain other option terms.

     The exercise price of an option granted under the Option Plan may not be less than 85%, in the case of nonstatutory stock option, or 100%, in the case of an incentive stock option, of the fair market value of the Common Stock subject to the option on the date of the option grant. The maximum number of shares of Common Stock which may be granted under an option during any calendar year to any optionee is 75,000. To the extent that the aggregate fair market value of the stock subject to incentive stock options that become exercisable for the first time during any one calendar year exceeds $100,000, the options in excess of such limit shall be treated as nonstatutory stock options. Options may be granted under the Option Plan for terms of up to ten years and will typically be exercisable in installments in accordance with a vesting schedule approved by the Board of Directors at the time an option is granted. Options are not transferable other than upon death or between spouses incident to divorce. Options may be exercised at various periods up to 180 days after the death, disability or termination of employment (other than for cause) of the optionee to the extent the option was then exercisable.

                              CERTAIN TRANSACTIONS

     The Company has employment and other compensation agreements with certain executive officers. See "Management -- Employment and Other Compensation Agreements."

     In August 1996, the Company issued 2,200,000 shares of its Common Stock to Walter S. Woltosz and Virginia E. Woltosz in exchange for 2,200 shares of Words+, Inc. Pursuant to the Share Exchange Transaction, Words+, Inc. became a wholly-owned subsidiary of the Company.


     The Company has available a $100,000 revolving line of credit from a bank. The revolving line of credit is not secured by any of the assets of the Company but is personally guaranteed by Mr. Walter S. Woltosz, the Company's Chief Executive Officer, President and Chairman of the Board of Directors. All amounts due and owing on the line of credit were repaid in January 1997, with a portion of the proceeds that the Company received from the Private Placement. In April and May 1997, the Company drew down $100,000 of the line of credit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


     During the Fiscal year ended August 31, 1995, the Company, from time to time, borrowed money from Mr. Woltosz to purchase equipment and supplies used by the Company. At August 31, 1995, $34,148 was owed to Mr. Woltosz by the Company. Such amounts were due at the discretion of Mr. Woltosz and bore interest at the rate of 6% per annum. All such amounts were repaid by the Company to Mr. Woltosz in June

1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


     Out of the proceeds of the Private Placement for the Bridge Loan, the Company loaned an aggregate of $40,000 to Mr. Woltosz. Such amount bears interest at the rate of 10% per annum and is to be repaid at the demand of the Company. Out of the proceeds of this offering, the Company plans to pay Mr. Woltosz $150,000 in satisfaction of accrued but unpaid compensation. If the loan to Mr. Woltosz has not already been repaid, it will be repaid at such time as Mr. Woltosz receives payment for his accrued but unpaid compensation. See "Risk Factors -- Benefits to Majority Shareholders" and "Use of Proceeds."


     In April 1993, the Woltosz' and the Company entered into a lease pursuant to which the Woltosz' lease to the Company, for use by one of the Company's salespersons, a 1991 Ford Taurus Sedan. Pursuant to the terms of the lease, the Company agreed to pay the Woltosz' $300 per month. This car was replaced in February 1997 with a 1997 Pontiac Grand Am and the Company has agreed to continue to pay the Woltosz' $300 per month.

     All transactions between the Company and its shareholders, officers or directors or their affiliates will continue to be on terms no less favorable to the Company than could be obtained from an unaffiliated third party and will be approved by a majority of the disinterested directors of the Company.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of May 20, 1997 by (i) each person who is known to own beneficially more than 5% of the outstanding shares of the Company's Common Stock, (ii) each of the Company's directors and executive officers, (iii) the Selling Shareholders and (iv) all directors and executive officers of the Company as a group:



                                           BENEFICIAL OWNERSHIP                  BENEFICIAL OWNERSHIP
                                             PRIOR TO OFFERING       SHARES        AFTER OFFERING(1)
                                           ---------------------      BEING      ---------------------
           BENEFICIAL OWNER(2)              NUMBER       PERCENT     OFFERED      NUMBER       PERCENT
-----------------------------------------  ---------     -------     -------     ---------     -------
Walter S. and Virginia E. Woltosz(3).....  2,200,000      89.80%           0     2,200,000      61.11%
Patricia Ann O'Neil(3)(4)................    150,000       6.12%     150,000             0        .00%
Fernando Zamudio(4)......................    100,000       4.08%     100,000             0        .00%
All current directors and officers as a
  group
  (2 persons)............................  2,200,000      89.80%                 2,200,000      61.11%


---------------


(1) Assumes no exercise of the Over-Allotment Option or other rights held by employees of the Company to acquire up to an aggregate of 250,000 shares; gives effect to (i) the issuance of 250,000 shares upon exercise of the Selling Shareholder Warrants, and the subsequent sale of 250,000 shares covered by such Selling Shareholder Warrants (see footnote (4) below).


(2) Such persons have sole voting and investment power with respect to all shares of Common Stock shown as being beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to this table.


(3) The address of Walter S. and Virginia E. Woltosz is c/o the Company, 40015 Sierra Highway, Building B-110, Palmdale, California 93550. The address for Patricia Ann O'Neil is 187 John Aird Court, Little Venice, London, W.Z. 1UX England U.K.



(4) Consists of 150,000 shares issuable upon the exercise of warrants held by Ms. Patricia Ann O'Neil and 100,000 shares issuable upon the exercise of warrants held by Fernando Zamudio. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                  PLAN OF DISTRIBUTION BY SELLING SHAREHOLDERS

     The Selling Shareholders may from time to time sell all or a portion of the securities offered by the Selling Shareholders hereby in transactions at prevailing market prices on the Nasdaq Stock Market, in privately negotiated transactions at negotiated prices, or in a combination of such methods of sale. The securities offered hereby by the Selling Shareholders may be offered and sold in privately negotiated transactions at negotiated prices. The Selling Shareholders may sell the securities offered hereby to purchasers directly or may from time to time offer the securities through dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers of the securities for whom they may act as agent. The Selling Shareholders and any persons who participate in the sale of the securities offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act and any commissions paid or discounts or concessions allowed to any such person and any profits received on resale of the securities offered hereby may be deemed to be underwriting compensation under the Securities Act.


     The Company has been informed by the Representative that there are no current or future plans, proposals, arrangements or understandings of the Underwriter(s) with respect to engaging in transactions with the Selling Shareholders.


     In order to comply with the securities laws of certain states, if applicable, the securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the securities may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from any registration or qualification requirement is available and the requirements therefor have been satisfied.

     As of the date hereof, there is no public market for the Selling Shareholder Warrants and the Company does not expect that a public market for such warrants will develop.

     The Company will receive no proceeds from the sale by the Selling Shareholders of the securities offered hereby although the Company will receive the proceeds from the exercise price of the Selling Shareholder Warrants if such warrants are exercised which would aggregate a total $1,000,000 if all such warrants are exercised. All of the expenses incurred in connection with the registration of the securities offered hereby will be paid by the Company, except for commissions of brokers or dealers and any transfer fees incurred in connection with sales of the securities by the Selling Shareholders which commissions and fees will be paid by the Selling Shareholders.

     There can be no assurance that the Selling Shareholders will sell all or any of the securities offered by them hereby. To the extent required, the specific securities to be sold by the Selling Shareholders in connection with a particular offer will be set forth in an accompanying Prospectus supplement. Before offers and sales of securities are made by the Selling Shareholders: (a) to the extent the securities are sold at a fixed price or by option at a price other than the prevailing market price, this Prospectus will be amended to set forth such price, and (b) if the compensation paid to broker-dealers is other than usual customary discounts, concessions or commissions, this Prospectus will be amended to set forth the terms of the transaction.

                           DESCRIPTION OF SECURITIES
COMMON STOCK


     The Company is authorized to issue up to 20,000,000 shares of Common Stock. As of the date of this Prospectus, there were 2,200,000 shares of Common Stock outstanding, held of record by one shareholder. Holders of Common Stock are entitled to cast one vote for each share held of record on all matters presented to shareholders, other than with respect to the election of directors, for which cumulative voting is currently required under certain circumstances by applicable provisions of California law. Under cumulative voting, each shareholder may give any one candidate whose name is placed in nomination prior to the commencement of voting a number of votes equal to the number of directors to be elected, multiplied by the number of votes to which the shareholder's shares are normally entitled, or distribute such number of votes among as many candidates as the shareholder sees fit. The effect of cumulative voting is that the holders of a majority of the outstanding shares of Common Stock may not be able to elect all of the Company's directors. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding senior securities. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, when issued, validly issued, fully paid and nonassessable.



     After completion of this offering, 3,350,000 shares of Common Stock will be issued and outstanding (assuming no exercise of the Over-Allotment Option, the Representative's Warrant, the Selling Shareholder Warrants, the Performance Warrants, the Lender's Warrants and other outstanding rights to acquire Common Stock).



     See "Underwriting" for a description of the Representative's Warrants. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for the description of the warrants that have been issued to Patricia Ann O'Neil and Fernando Zamudio, the Selling Shareholders and for a description of the warrants that have been issued to the Bridge Lenders.



     The Company must file all necessary undertakings required by the Commission in connection with the registration of the shares issuable upon exercise of the Lender's Warrants. Upon the demand of a majority-in-interest of the holders of the Lender's Warrants, the Company will file a registration statement or post-effective amendment so as to permit the holders of the Lender's Warrants to publicly sell the shares issuable upon exercise of such warrants. The Company will bear all costs of one such registration statement or post-effective amendment.


TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock and the Warrants of the Company is U.S. Stock Transfer Company, Glendale, California.

                        SHARES ELIGIBLE FOR FUTURE SALE


     After completion of this offering, 3,350,000 shares of Common Stock will be issued and outstanding assuming no exercise of (i) the Underwriters' over-allotment option; (ii) the Representative's Warrant; (iii) the Selling Shareholder Warrants; (iv) the Performance Warrants; (v) the Lender's Warrants and (vi) other outstanding rights to acquire Common Stock. Of these shares, the 1,150,000 shares of Common Stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than "affiliates" of the Company (as that term is defined in Rule 144 under the Securities Act). The remaining 2,200,000 shares of Common Stock issued by the Company prior to this offering will be "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act, and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration such as Rule 144.



     In general, under Rule 144 as currently in effect, an affiliate of the Company, or a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, but less than two years, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 33,500 shares immediately after completion of this offering) or (ii) the average weekly trading volume during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years would be entitled to sell such shares pursuant to Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice or other requirements of Rule 144.


     In addition, Restricted Securities issued and sold by the Company in reliance on Rule 701 of the Securities Act may be resold under Rule 144 without compliance with certain of Rule 144's requirements. Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon by the Company with respect to certain sales of shares of Common Stock by the Company to its employees, directors, officers, consultants or advisors, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons, such as the Option Plan. Securities issued in reliance on Rule 701 are restricted securities and, beginning 90 days after the effective date of this Prospectus, may be sold pursuant to Rule 144 by persons other than affiliates of the Company subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its two-year minimum holding period requirements.

     The Company intends to file a registration statement under the Securities Act to register 250,000 shares of Common Stock reserved for issuance upon the exercise of options which have been or may be granted pursuant to the Option Plan. Such registration statement is expected to be filed not earlier than 90 days after the date of this Prospectus and is anticipated to become effective upon its filing. See "Management -- 1996 Stock Option Plan." After the effective date of such registration statement, certain shares acquired upon the exercise of such options may generally be sold without restriction in the public market, subject to Rule 144 notice requirements and volume limitations for shareholders who are affiliates of the Company.


     Each holder of Common Stock who is an officer, director or key employee of the Company has entered into a "lock-up" agreement providing that such shareholder will not offer, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Company's Common Stock or any security or other instrument which by its terms is convertible into, exercisable for, or exchangeable for shares of the Company's Common Stock for a period of 18 months after the effective date of the Registration Statement without the prior written consent of the Representative. 1,400,000 shares of Common Stock will be eligible for sale after the effective date of this offering and an additional 2,200,000 shares of Common Stock will be eligible for sale 18 months after the effective date of this offering, subject to satisfaction of the applicable conditions of Rule 144.


     The Company has also granted the Representative certain registration rights under the Securities Act with respect to the Common Stock issuable upon the exercise of the Representative's Warrant.


     The Company has issued to the Patricia Ann O'Neil and Fernando Zamudio the Selling Shareholder Warrants entitling such persons, upon exercise thereof, to receive an aggregate of 250,000 shares of Common Stock at an exercise price of $4.00 per share. Such warrants and the shares of Common Stock issuable upon the exercise of such warrants are eligible for resale pursuant to the Registration Statement of which this Prospectus is a part.



     The Company has issued to the Bridge Lenders (other than Edward Harris), the Lender's Warrants entitling such persons, upon exercise thereof, to receive an aggregate of 280,000 shares of Common Stock at an exercise price of $2.50 per share. The holders of such Lender's Warrants have been granted certain registration rights under the Securities Act with respect to the Common Stock issuable upon the exercise of the Lender's Warrants. The Bridge Lenders have, however, agreed, pursuant to the terms of a "lock-up" agreement, not to resell or otherwise transfer the Lender's Warrants or the shares of Common Stock issuable upon exercise thereof until 365 days from the consummation of this offering.


     Prior to this offering, there has been no public market for the Common Stock of the Company, and no predictions can be made of the effect, if any, that future sales of restricted shares or the availability of restricted shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the restricted shares of Common Stock in the public market could adversely affect the then prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

                                  UNDERWRITING


     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through the Representative, Waldron & Co., Inc., have severally agreed to purchase from the Company the following respective number of Shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus, and the Company has agreed to sell to the Underwriters named below 1,150,000 Shares of Common Stock:



                                                                           NUMBER OF
        UNDERWRITER                                                          SHARES
        -----------                                                     ---------------
        Waldron & Co., Inc. ........................................

                                                                        ---------------
                  Total.............................................     1,150,000


     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all Shares offered hereby, if any of such Shares are purchased. The Company has been advised by the Representative that (i) the Underwriters propose to offer the Shares purchased by them directly to the public at the offering price set forth on the cover page of this Prospectus and
to certain dealers at a price that represents a concession of      per Share, or
     % per Share and (ii) none of the Underwriters intends to sell any Shares to accounts for which such Underwriter exercises discretionary authority. After the initial public offering of the Shares, the offering price and the selling terms may be changed by the Underwriters.


     The Company has granted the Underwriters the Over-Allotment Option, exercisable for 45 days from the effective date of this offering, to purchase up to 172,500 Shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of Shares to be purchased by it shown in the above table represents to the total shown, and the Company will be obligated, pursuant to the option, to sell such Shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Shares offered hereby. If purchased, such additional Shares will be sold by the Underwriters on the same terms as those on which the 1,150,000 Shares are being offered.



     The Company has agreed to pay the Representative a non-accountable expense allowance in the amount of 3% of the offering proceeds received from the sale of the Shares, which is estimated at $172,500 (of which $25,000 has already been paid to the Prior Representative of the Prior Offering), or $198,375 if the Over-Allotment Option is exercised.


     The Underwriting Agreement contains covenants of indemnity between the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act.

     At the closing of this offering, the Company will issue to the Representative, for $100, a warrant (the "Representative's Warrant") to purchase a number of shares (the "Representative's Shares") equal to 10% of the Shares sold in the offering, excluding any Shares sold upon exercise of the Over-Allotment Option. The Representative's Warrant will be exercisable for a four-year period commencing one year from the date of this Prospectus at an exercise price equal to $6.00 per Share. The Representative's Warrant will contain anti-dilution provisions providing for appropriate adjustments in the event of any recapitalization, reclassification, stock dividend, stock split or similar transaction by the Company. The Representative's Warrant does not entitle the Representative to any rights as a shareholder of the Company until such warrant is exercised. The Representative's Warrant may not be transferred for one year from the date of this Prospectus except to officers of the Representative or by will or operation of law. After one year from the date of this Prospectus, if a transfer of the Representative's Warrant occurs to a party not an officer or partner of the Representative, then the Representative's Warrant so transferred must be immediately exercised.

     For the period during which the Representative's Warrant is exercisable, the holder(s) will have the opportunity to profit from a rise in the market value of the Common Stock, with a resulting dilution in the interests of the other shareholders of the Company. The holder(s) of the Representative's Warrant can be expected to exercise it at a time when the Company would, in all likelihood, be able to obtain any needed capital from an offering of its unissued Common Stock on terms more favorable to the Company than those provided for in the Representative's Warrant. Such facts may adversely affect the terms on which the Company can obtain additional financing.


     The Company must file all necessary undertakings required by the Commission in connection with the registration of the shares issuable upon exercise of the Representative's Warrant. Upon the Representative's demand, the Company will file a registration statement or post-effective amendment so as to permit the Representative to sell publicly the Representative's Shares issued on the exercise of the Representative's Warrant. The Company will bear all costs of one such registration statement or post-effective amendment.


     The Company has also agreed to appoint the Representative, for a period of two years, as its non-exclusive advisor for the purpose of identifying and developing future mergers and acquisition candidates. If, during the term of this appointment, the Company participates in any merger, acquisition or other transaction which the Representative has brought to the Company, including an acquisition of assets or stock and in which it pays for the acquisition, in whole or in part, with shares of the Company's Common Stock, then it will pay for the Representative's services an amount equal to 5% of the first million dollars of value involved in the transaction, 4% of the second million, 3% of the third million, 2% of the fourth million and 1% of all such value above $4,000,000.

     The officers, directors and key employees of the Company have agreed not to offer, sell or otherwise dispose of any shares of Common Stock owned or hereafter acquired by them for 18 months following the date of this Prospectus without the Representative's prior written consent. See "Shares Eligible For Future Sale."

     The Representative will have the right for a period of three years following the date of this Prospectus to receive notice of, and to have an observer present at, meetings of the Board of Directors and shareholders of the Company and the Company is obligated to reimburse the Representative for the costs and expenses reasonably incurred by such observer in attending such meetings.

     In connection with the Private Placement, the Company paid Waldron & Co., Inc. a commission in the amount of $110,000 and reimbursed Waldron & Co., Inc. for its expenses relating to Private Placement in the amount of approximately $10,000, including fees and expenses of its counsel.


     While Waldron & Co., Inc. has been in the investment broker's business and registered NASD members since 1939, it has not previously participated as a managing underwriter in public offerings of equity securities. Prospective purchasers of Common Stock in this offering should consider the lack of experience of Waldron & Co., Inc. in evaluating an investment in the Company. See "Risk Factors -- Prior Offering" and "Risk Factors -- Lack of Experience of Waldron & Co., Inc."


     Prior to this offering, there has been no public market for any securities of the Company. Consequently, the initial public offering price for the Shares will be determined by negotiation between the Company and the Representative. Among the factors considered in such negotiations will be prevailing market conditions, the results of operations of the Company in recent periods, the price-earnings ratios of publicly traded companies that the Company and the Representative believe to be comparable to the Company, the revenues and earnings of the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant. The offering price does not necessarily bear any direct relation to current market price, asset value or net book value of the Company.

     The Representative has indicated its intention to make a market in the Company's Common Stock after the offering made hereby. In connection with that activity, the Representative may but shall not be required to effect transactions which stabilize or maintain the market price of the Common Stock offered hereby at a level above that which might otherwise prevail in the open market. Such stabilizing, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS


     The validity of the shares of the Company's Common Stock offered hereby will be passed upon for the Company by Donahue, Mesereau & Leids LLP, Los Angeles, California. Certain legal matters in connection with the offering will be passed upon for the Representative by Luce, Forward, Hamilton & Scripps LLP, San Diego, California. Donahue, Mesereau & Leids LLP provides legal services to the Representative on a regular basis in matters unrelated to this offering.


                                    EXPERTS

     The audited consolidated financial statements of the Company as of August 31, 1996 and 1995 and the related consolidated statements of operations, shareholders' equity and cash flows for the fiscal years ended August 31, 1996, 1995 and 1994, included elsewhere in this Prospectus, have been so included in reliance on the report of Singer Lewak Greenbaum & Goldstein LLP, independent certified public accountants, given on the authority of such firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Washington, D.C. Office of the Commission, a Registration Statement on Form SB-2 under the Securities Act, with respect to the securities offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in such Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, each such statement being qualified in all respects by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected without charge at the principal offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional office located at 5670 Wilshire Boulevard, Los Angeles, California 90036, and copies of all or any part thereof may be obtained from such offices upon the payment of the fees prescribed by the Commission. The Company is not subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     Upon completion of this offering, the Company will be subject to the information requirements of the Exchange Act, and, in accordance therewith, will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected at the public references facility of the Commission at Judiciary Plaza, 450 Fifth Street, N.W. 20549. Copies of such material can be obtained at prescribed rates from the Commission at such address. Such reports, proxy statements and other information can also be inspected at the Commission's regional offices at the addresses indicated above.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Certified Public Accountants....................................  F-2
Consolidated Balance Sheets...........................................................  F-3
Consolidated Statements of Operations.................................................  F-4
Consolidated Statements of Shareholders' Equity (Deficit).............................  F-5
Consolidated Statements of Cash Flows.................................................  F-6
Notes to Consolidated Financial Statements............................................  F-8

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Simulations Plus, Inc.

We have audited the accompanying consolidated balance sheets of Simulations Plus, Inc. and Subsidiary as of August 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended August 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Simulations Plus, Inc. and Subsidiary as of August 31, 1996 and 1995, and the consolidated results of their operations and cash flows for each of the three years in the period ended August 31, 1996 in conformity with generally accepted accounting principles.

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
October 4, 1996, except for the matter discussed in Note 1, Basis of Presentation, as to which the date is March 24, 1997

                     SIMULATIONS PLUS, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                         AUGUST 31, 1996 AND 1995, AND
                         FEBRUARY 28, 1997 (UNAUDITED)

                                     ASSETS


                                                                                   AUGUST 31,
                                                              FEBRUARY 28,    --------------------
                                                                  1997          1996        1995
                                                              ------------    --------    --------
                                                              (UNAUDITED)
Current assets:
  Cash (note 2)............................................    $   228,262    $174,100    $ 24,177
  Accounts receivable, net of allowance for doubtful
     accounts of $7,000, $5,000 and $9,415 (note 6)........        291,559     249,414     309,097
  Due from officer (note 8)................................         40,000
  Income tax receivable....................................         76,057      35,277
  Inventory (note 6).......................................        130,465      99,482      95,259
  Deferred tax asset (note 7)..............................                     50,855      79,250
                                                               -----------    --------    --------
          Total current assets.............................        766,343     609,128     507,783
Capitalized computer software development costs, net of
  accumulated amortization of $104,567, $67,328 and
  $3,535...................................................        533,308     222,942     180,112
Furniture and equipment, net (note 3)......................        192,546      41,969      29,964
Other assets...............................................         23,074      25,939       4,549
Deferred offering costs....................................        503,001      94,130
                                                               -----------    --------    --------
                                                               $ 2,018,272    $994,108    $722,408
                                                               ===========    ========    ========
                          LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Notes payable (note 6)...................................    $ 1,650,000    $200,000
  Accounts payable.........................................        122,123     177,488    $143,755
  Accrued interest.........................................         39,402
  Accrued compensation due to officer (note 8).............        150,000     150,000     150,000
  Accrued payroll and other expenses.......................        102,519      73,464      59,497
  Accrued warranty and service costs.......................         39,815      38,441      40,619
  Due to officer (note 8)..................................                                 34,148
  Income tax payable (note 7)..............................                                 23,341
  Line of credit (note 5)..................................                     93,539      18,942
  Current portion of capitalized lease obligations (note
     4)....................................................         24,394       6,424      17,713
                                                               -----------    --------    --------
          Total current liabilities........................      2,128,253     739,356     488,015
Capitalized lease obligations, net of current portion (note
  4).......................................................         68,783      11,690      16,723
Deferred tax liability (note 7)............................                     50,475      48,000
                                                               -----------    --------    --------
          Total liabilities................................      2,197,036     801,521     552,738
                                                               -----------    --------    --------
Commitments (notes 4 and 8)
Shareholders' equity (deficit) (note 6)
  Common stock; $.001 par value, authorized 20,000,000
     shares, issued and outstanding 2,200,000 shares.......          2,200       2,200       2,200
  Additional paid-in capital...............................        280,000
  Retained earnings (accumulated deficit)..................       (460,964)    190,387     167,470
                                                               -----------    --------    --------
          Total shareholders' equity (deficit).............       (178,764)    192,587     169,670
                                                               -----------    --------    --------
                                                               $ 2,018,272    $994,108    $722,408
                                                               ===========    ========    ========


   The accompanying notes are an integral part of these financial statements.

                     SIMULATIONS PLUS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED AUGUST 31, 1996, 1995 AND 1994,
                 AND FOR THE SIX MONTHS ENDED FEBRUARY 28, 1997
                       AND FEBRUARY 29, 1996 (UNAUDITED)


                                             SIX MONTHS ENDED
                                       -----------------------------          YEAR ENDED AUGUST 31,
                                       FEBRUARY 28,    FEBRUARY 29,    ------------------------------------
                                           1997            1996           1996         1995         1994
                                       -------------   -------------   ----------   ----------   ----------
                                        (UNAUDITED)     (UNAUDITED)
Net sales (note 1)...................   $ 1,219,564     $ 1,361,410    $2,600,792   $2,879,358   $2,589,257
Cost of sales........................       568,298         662,474     1,289,059    1,355,956    1,372,320
                                        -----------     -----------    ----------   ----------   ----------
Gross profit.........................       651,266         698,936     1,311,733    1,523,402    1,216,937
                                        -----------     -----------    ----------   ----------   ----------
Operating expenses:
  Selling, general, and
     administrative..................       938,478         601,743     1,189,737    1,099,620      994,154
  Research and development...........        55,876          44,590       107,767      102,466      158,609
                                        -----------     -----------    ----------   ----------   ----------
     Total operating expenses........       994,354         646,333     1,297,504    1,202,086    1,152,763
                                        -----------     -----------    ----------   ----------   ----------
Income (loss) from operations........      (343,088)         52,603        14,229      321,316       64,174
Other income (expenses):
  Income from grant..................        17,159                        34,318
  Interest income....................         1,258
  Financing costs (note 6)...........      (315,000)
  Interest expense...................       (50,480)         (2,011)      (10,037)     (13,056)     (12,034)
                                        -----------     -----------    ----------   ----------   ----------
Income (loss) before provision for
  income taxes.......................      (690,151)         50,592        38,510      308,260       52,140
Provision (benefit) for income taxes
  (note 7)...........................       (38,800)         15,188        15,593      115,191        9,436
                                        -----------     -----------    ----------   ----------   ----------
Net income (loss)....................   $  (651,351)    $    35,404    $   22,917   $  193,069   $   42,704
                                        ===========     ===========    ==========   ==========   ==========
Net income (loss) per share..........   $     (0.27)    $      0.01    $     0.01   $     0.08   $     0.02
                                        ===========     ===========    ==========   ==========   ==========
Weighted average number of common
  shares outstanding.................     2,390,000       2,390,000     2,390,000    2,390,000    2,390,000
                                        ===========     ===========    ==========   ==========   ==========


   The accompanying notes are an integral part of these financial statements.

                     SIMULATIONS PLUS, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
            FOR THE YEARS ENDED AUGUST 31, 1996, 1995 AND 1994, AND
             FOR THE SIX MONTHS ENDED FEBRUARY 28, 1997 (UNAUDITED)


                                          COMMON STOCK         ADDITIONAL     RETAINED
                                      --------------------      PAID-IN       EARNINGS
                                       SHARES       AMOUNT      CAPITAL       (DEFICIT)       TOTAL
                                      ---------     ------     ----------     ---------     ---------
Balance, August 31, 1993............  2,200,000     $2,200      $             $ (68,303)    $ (66,103)
Net income..........................                                             42,704        42,704
                                      ---------     ------      ---------     ---------     ---------
Balance, August 31, 1994............  2,200,000      2,200                      (25,599)      (23,399)
Net income..........................                                            193,069       193,069
                                      ---------     ------      ---------     ---------     ---------
Balance, August 31, 1995............  2,200,000      2,200                      167,470       169,670
Net income..........................                                             22,917        22,917
                                      ---------     ------      ---------     ---------     ---------
Balance, August 31, 1996............  2,200,000      2,200                      190,387       192,587
Issuance of warrants for financing
  costs (unaudited).................                              280,000                     280,000
Net loss (unaudited)................                                           (651,351)     (651,351)
                                      ---------     ------      ---------     ---------     ---------
Balance, February 28, 1997
  (unaudited).......................  2,200,000     $2,200      $ 280,000     $(460,964)    $(178,764)
                                      =========     ======      =========     =========     =========



   The accompanying notes are an integral part of these financial statements.

                     SIMULATIONS PLUS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED AUGUST 31, 1996, 1995 AND 1994,
                 AND FOR THE SIX MONTHS ENDED FEBRUARY 28, 1997
                       AND FEBRUARY 29, 1996 (UNAUDITED)


                                                  SIX MONTHS ENDED
                                            -----------------------------           YEAR ENDED AUGUST 31,
                                            FEBRUARY 28,     FEBRUARY 29,   -------------------------------------
                                                1997             1996         1996          1995          1994
                                            ------------     ------------   ---------     ---------     ---------
                                            (UNAUDITED)      (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).......................    $ (651,351)      $ 35,404     $  22,917     $ 193,069     $  42,704
  Adjustments to reconcile net income
     (loss) to net cash provided by (used
     in) operating activities:
       Depreciation and amortization of
          furniture and equipment.........        18,309          9,217        20,545        36,666        29,140
       Amortization of capitalized
          software development costs......        37,239         26,554        63,793         3,535
       Issuance of warrants for financing
          costs...........................       280,000
       Amortization of loan origination
          fees............................        35,000
       Deferred taxes.....................           380          5,942        30,870        65,250       (16,150)
       (Increase) decrease in:
          Accounts receivable.............       (42,145)        60,996        59,683       (32,027)     (114,283)
          Inventory.......................       (59,334)       (30,732)      (21,976)      (50,769)       12,675
          Other assets....................         2,865            623       (21,390)         (123)       10,017
       Increase (decrease) in:
          Accounts payable................       (55,365)       (31,552)       33,733        (6,801)       28,562
          Accrued interest................        39,402
          Accrued payroll and other
            expenses......................        29,055         (2,249)       13,967       (20,119)       44,372
          Accrued warranty and service
            costs.........................         1,374           (565)       (2,178)        1,582         3,534
          Income tax payable..............       (40,780)       (32,012)      (58,618)       18,355       (16,754)
                                              ----------       --------     ---------     ---------     ---------
  Net cash provided by (used in) operating
     activities...........................      (405,351)        41,626       141,346       208,618        23,817
                                              ----------       --------     ---------     ---------     ---------
Cash flows from investing activities:
  Advance to officer......................       (40,000)
  Purchase of furniture and equipment.....       (54,583)        (5,972)      (14,797)      (13,756)      (18,289)
  Capitalized computer software
     development cost.....................      (347,605)       (39,784)     (106,623)     (151,246)      (32,401)
                                              ----------       --------     ---------     ---------     ---------
  Net cash (used in) investing
     activities...........................      (442,188)       (45,756)     (121,420)     (165,002)      (50,690)
                                              ----------       --------     ---------     ---------     ---------
Cash flows from financing activities:
  (Decrease) increase in book overdraft...                                                   (9,162)        9,162
  Proceeds from line of credit............        98,637         31,241        95,022        40,000        75,000
  Payments on line of credit..............      (192,176)       (20,000)      (20,425)      (51,058)      (45,000)
  Payments on capitalized lease
     obligations..........................       (10,889)        (9,721)      (16,322)      (14,713)      (23,989)
  Due to officer, net.....................                       (7,976)      (34,148)       15,494       (25,124)
  Increase in deferred offering costs.....      (443,871)                     (94,130)
  Proceeds from note payable..............     1,450,000                      200,000
                                              ----------       --------     ---------     ---------     ---------
  Net cash provided by (used in) financing
     activities...........................       901,701         (6,456)      129,997       (19,439)       (9,951)
                                              ----------       --------     ---------     ---------     ---------
Net increase (decrease) in cash...........        54,162        (10,586)      149,923        24,177       (36,824)
Cash, beginning of period.................       174,100         24,177        24,177             0        36,824
                                              ----------       --------     ---------     ---------     ---------
Cash, end of period.......................    $  228,262       $ 13,591     $ 174,100     $  24,177     $       0
                                              ==========       ========     =========     =========     =========


   The accompanying notes are an integral part of these financial statements.

                       SUPPLEMENTAL CASH FLOW INFORMATION

     During the years ended August 31, 1996, 1995 and 1994, the Company paid $42,851, $31,586 and $42,661, respectively in income taxes and $10,037, $13,056 and $12,034, respectively in interest. During the six months ended February 28, 1997 and February 29, 1996, the Company paid $1,600 (unaudited) and $40,765 (unaudited), respectively in income taxes and $2,011 (unaudited) and $1,239 (unaudited), respectively in interest.

                  SCHEDULE OF NONCASH INVESTING AND FINANCING

     The Company entered into capital lease obligations of $28,451 and $85,952 (unaudited) during the year ended August 31, 1994 and the six months ended February 28, 1997, respectively, and transferred $17,753 and $28,351 (unaudited) of computer hardware from inventory to furniture and equipment during the year ended August 31, 1996 and the six months ended February 28, 1997, respectively.

                     SIMULATIONS PLUS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               FOR THE YEARS ENDED AUGUST 31, 1996, 1995 AND 1994
          AND SIX MONTHS ENDED FEBRUARY 28, 1997 AND FEBRUARY 29, 1996
             (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
             FEBRUARY 28, 1997 AND FEBRUARY 29, 1996 IS UNAUDITED.)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Simulations Plus, Inc. was incorporated on July 17, 1996. On August 29, 1996, the shareholders of Words+, Inc. exchanged their 2,000 shares of Words+, Inc. common stock for 2,200,000 shares of Simulations Plus, Inc. common stock, and Words+, Inc. became a wholly-owned subsidiary of Simulations Plus, Inc. (collectively the "Company"). The effect of the stock-for-stock exchange is presented retroactively in the accompanying consolidated financial statements. All intercompany accounts and transactions have been eliminated.

  Line of Business

     The Company designs and develops computer software and manufactures augmentative communication devices and computer access products that provide a voice for those who cannot speak and allow physically-disabled persons to operate a standard computer. The Company is developing interactive, educational software programs that simulate science experiments conducted in high school science classes.

  Basis of Presentation

     The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has sustained a substantial loss from operations for the six months ended February 28, 1997 and has used, rather than provided, cash from its operations for the same period.

     In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying consolidated balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to continue to meet its financing requirements and to succeed in its future operations. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

     In accordance with the Company's business plan, it began to expand its simulations software products in the fall of 1996 in anticipation of its initial public offering ("IPO"). The business plan anticipated losses from the simulations operations during the latter part of 1996 and 1997 as these products were being developed. The proceeds from the IPO that was expected to close in October of 1996 would be used to finance the expansion of the Company's operations and provided working capital until such time as the new software products could be marketed and sold. However, the IPO was delayed and eventually postponed until the spring of 1997. In the meantime, the Company continued to expand its operations in accordance with its business plan.

     Management has taken the following steps that it believes are sufficient to provide the Company with the ability to continue in existence.


     Promissory Notes Payable



     In December 1996 and January 1997 the Company was able to secure $1,100,000 in promissory notes to help finance the expansion of its operations (note
     6).


     Proposed Offering


     The Company has secured a new underwriter and has entered into a firm letter of intent with such underwriter. The Company plans a registration and securities offering in the spring of 1997 to raise

                     SIMULATIONS PLUS, INC. AND SUBSIDIARY

               FOR THE YEARS ENDED AUGUST 31, 1996, 1995 AND 1994
          AND SIX MONTHS ENDED FEBRUARY 28, 1997 AND FEBRUARY 29, 1996
             (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
             FEBRUARY 28, 1997 AND FEBRUARY 29, 1996 IS UNAUDITED.)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     $5,750,000 in capital to continue to fund the Company's expansion and to fund working capital needs until such time as the Company commences selling the new products.


  Interim Financial Information

     The unaudited financial information furnished herein reflects all adjustments, consisting only of normal recurring adjustments, which in the opinion of management, are necessary to fairly state the Company's financial position, the results of their operation and cash flows for the periods presented. The results of operations for the six months ended February 28, 1997 are not necessarily indicative of results for the entire fiscal year ending August 31, 1997.

  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash Equivalents

     For purposes of the statements of cash flows, the Company considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents.

  Inventory

     Inventory is stated at the lower of cost (first-in, first-out basis) or market, and consists primarily of computers and peripheral computer equipment.

  Furniture and Equipment

     Furniture and equipment are recorded at cost less accumulated depreciation. Depreciation is provided using accelerated methods over an estimated useful life of three to seven years as follows:

            Equipment.............................................          5 years
            Computer equipment....................................     3 to 7 years
            Furniture and fixtures................................     5 to 7 years
            Leasehold improvements................................          5 years

Maintenance and minor replacements are charged to expense as incurred. Gains and losses on disposals are included in the results of operations.

  Deferred Offering Costs


     Amounts paid for costs associated with an anticipated initial public offering (IPO) are capitalized and will be recorded as a reduction to additional paid-in capital upon the completion of the IPO. In the event that the IPO is not successful, the deferred offering costs will be charged to expense. Included in deferred offering costs are loan origination fees of $100,000 (unaudited) and $10,000 at February 28, 1997 and August 31, 1996, respectively. These fees are being amortized over the term of the notes payable. Amortization of loan origination fees was $35,000 (unaudited) for the six months ended February 28, 1997.

                     SIMULATIONS PLUS, INC. AND SUBSIDIARY

               FOR THE YEARS ENDED AUGUST 31, 1996, 1995 AND 1994
          AND SIX MONTHS ENDED FEBRUARY 28, 1997 AND FEBRUARY 29, 1996
             (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
             FEBRUARY 28, 1997 AND FEBRUARY 29, 1996 IS UNAUDITED.)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Advertising

     The Company expenses advertising costs as incurred. Advertising costs for the years ended August 31, 1996, 1995 and 1994 were $44,564, $37,125 and
$32,224, respectively and $89,632 (unaudited) and $15,959 (unaudited) for the six months ended February 28, 1997 and February 29, 1996, respectively.

  Research and Development Costs

     Research and development costs are charged to expense as incurred until technological feasibility has been established. These costs consist primarily of salaries and direct payroll related costs.

  Software Development Costs

     Software development costs are capitalized in accordance with Statement of Financial Accounting Standards (SFAS) No. 86 "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed." Capitalization of software development costs begins upon the establishment of technological feasibility and is discontinued when the product is available for sale. The establishment of technological feasibility and the ongoing assessment for recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenues, estimated economic life, and changes in software and hardware technologies. Capitalized software development costs are comprised primarily of salaries and direct payroll related costs, and the purchase of existing software to be used in the Company's software products.

     Amortization of capitalized software development costs is provided on a product-by-product basis on the straight-line method over the estimated economic life of the products (not to exceed three years). Management periodically compares estimated net realizable value by product to the amount of software development costs capitalized for that product to ensure the amount capitalized is not in excess of the amount to be recovered through revenues. Any such excess of capitalized software development costs to expected net realizable value is expensed at that time.

  Revenue Recognition

     The Company recognizes revenues related to software licenses and software maintenance in accordance with the American Institute of Certified Public Accountants (AICPA) Statements of Position, No. 91-1 "Software Revenue Recognition." Product revenue is recorded at the time of shipment, net of estimated allowances and returns. Post-contract customer support (PCS) obligations are insignificant; therefore, revenue for PCS is recognized at the time of shipment and the cost of providing such support services are accrued and amortized over the obligation period. The Company provides, for a fee, additional training and service calls to its customers and recognizes revenue at the time the training or service call is provided.

  Income Taxes

     The Company uses the liability method of accounting for income taxes pursuant to SFAS No. 109 "Accounting for Income Taxes."

                     SIMULATIONS PLUS, INC. AND SUBSIDIARY

               FOR THE YEARS ENDED AUGUST 31, 1996, 1995 AND 1994
          AND SIX MONTHS ENDED FEBRUARY 28, 1997 AND FEBRUARY 29, 1996
             (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
             FEBRUARY 28, 1997 AND FEBRUARY 29, 1996 IS UNAUDITED.)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Fair Value of Financial Instruments

     The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For certain of the Company's financial instruments, including cash, accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities. The amounts shown for debt also approximate fair value because current interest rates offered to the Company for debt of similar maturities are substantially the same.

  Net Income (Loss) Per Share

     Net income (loss) per share is based on the weighted average number of common and common equivalent shares outstanding during each year. In connection with the Company's IPO, stock options and warrants issued for consideration below the IPO per share price during the twelve months before the filing of the registration statement have been included in the calculation of common stock equivalent shares using the treasury stock method, as if they had been outstanding for all periods presented.

  Concentrations and Uncertainties

     International sales accounted for 14%, 11% and 17% of net sales for the years ended August 31, 1996, 1995 and 1994, respectively and 20% (unaudited) and 14% (unaudited) of net sales for the six months ended February 28, 1997 and February 29, 1996, respectively. Amounts due from Medicaid represented 13% (unaudited), 20% and 35% of the net accounts receivable balance at February 28, 1997, August 31, 1996 and 1995, respectively.

     The Company operates in the computer software industry which is highly competitive and changes rapidly. The Company's operating results could be significantly affected by its ability to develop new products and find new distribution channels for new and existing products.

     The Company does not manufacture certain of its components, including the computer that is used in one of the Company's products. Such computer is sourced by the Company from a single vendor. The Company also uses a number of pictographic symbols that are used in its software products which are licensed from a third party. The inability of the Company to obtain computers used in its products or to renew its licensing agreement to use pictographic symbols could negatively impact the Company's financial position, results of operations and cash flows.

  Future Effect of Recently Issued Accounting Pronouncement

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of " (SFAS No. 121). SFAS No. 121 requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of that loss would be based on the fair value of the asset. SFAS No. 121 also generally requires long-lived assets and certain identifiable intangibles to be disposed of to be reported at the lower of the carrying amount or at the fair value less cost to sell. SFAS No. 121 is effective for the Company's 1997 fiscal year end. The Company has made no assessment of the potential impact of adopting SFAS No. 121 at this time.

                     SIMULATIONS PLUS, INC. AND SUBSIDIARY

               FOR THE YEARS ENDED AUGUST 31, 1996, 1995 AND 1994
          AND SIX MONTHS ENDED FEBRUARY 28, 1997 AND FEBRUARY 29, 1996
             (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
             FEBRUARY 28, 1997 AND FEBRUARY 29, 1996 IS UNAUDITED.)

NOTE 2 -- CASH

     The Company maintains cash deposits at banks located in California. Deposits at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000. As of August 31, 1996 and February 28, 1997, uninsured portions of balances held at banks aggregated to $101,000 and $98,000 (unaudited), respectively.

NOTE 3 -- FURNITURE AND EQUIPMENT

     Furniture and equipment consist of the following:

                                                                           AUGUST 31,
                                                    FEBRUARY 28,      ---------------------
                                                        1997            1996         1995
                                                    -------------     --------     --------
                                                     (UNAUDITED)
        Equipment.................................    $  38,346       $ 36,774     $ 35,075
        Computer equipment........................      291,778        163,200      132,349
        Furniture and fixtures....................       43,923          9,869        9,869
        Leasehold improvements....................        5,900          1,218        1,218
                                                      ---------       --------     --------
                                                        379,947        211,061      178,511
        Less accumulated depreciation.............      187,401        169,092      148,547
                                                      ---------       --------     --------
                                                      $ 192,546       $ 41,969     $ 29,964
                                                      =========       ========     ========

NOTE 4 -- COMMITMENTS

LEASES

     The Company leases certain facilities for its corporate and operations offices under a noncancelable operating lease agreement that expires in 1998. The Company also leases certain office and computer equipment under noncancelable capital lease arrangements.

     Future minimum lease payments under noncancelable capital and operating leases with initial or remaining terms of one year or more at August 31, 1996 are as follows:

                              YEAR ENDING                         OPERATING     CAPITAL
                               AUGUST 31,                          LEASES       LEASES
        --------------------------------------------------------  ---------     -------
          1997..................................................  $ 116,672     $ 8,000
          1998..................................................     49,261       7,345
          1999..................................................                  5,506
                                                                  ---------     -------
                                                                  $ 165,933      20,851
                                                                  =========
                  Less amount representing interest.............                  2,737
                                                                                -------
                                                                                 18,114
                  Less current portion..........................                  6,424
                                                                                -------
                  Long-term portion.............................                $11,690
                                                                                =======

     Included in furniture and equipment are capitalized leased equipment of $156,907 (unaudited), $70,955 and $70,955, with accumulated amortization of $80,178 (unaudited), $63,236 and $49,799 at February 28, 1997, August 31, 1996
and 1995, respectively.

     Rent expense was $55,939, $54,967 and $55,491 for the years ended August 31, 1996, 1995 and 1994, respectively, and $68,773 (unaudited) and $27,882
(unaudited) for the six months ended February 28, 1997 and February 29, 1996, respectively.

                     SIMULATIONS PLUS, INC. AND SUBSIDIARY

               FOR THE YEARS ENDED AUGUST 31, 1996, 1995 AND 1994
          AND SIX MONTHS ENDED FEBRUARY 28, 1997 AND FEBRUARY 29, 1996
             (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
             FEBRUARY 28, 1997 AND FEBRUARY 29, 1996 IS UNAUDITED.)

NOTE 4 -- COMMITMENTS (CONTINUED)

EMPLOYEE AGREEMENT

     The Company entered into an employment agreement with its President that extends until August 31, 1999. The employment agreement provides for an annual salary of $150,000 and an annual bonus based on the Company's performance not to exceed $150,000.

UNAUDITED

     The Company has signed a letter of intent with Therapeutic Systems Research Laboratory ("TSRL") to jointly develop simulation of the absorption of drug compounds in the gastrointestinal tract. Under the term of the letter of intent, upon execution of a definitive License Agreement, TSRL will receive a one-time payment of $75,000, plus a royalty of 20% of net sales of the absorption simulation.

NOTE 5 -- LINE OF CREDIT

     The Company has available an unsecured $95,000 revolving line of credit from a bank. Interest is payable on a monthly basis at prime plus 3%. The interest rate at February 28, 1997, August 31, 1996 and 1995 was 11.25% (unaudited), 11.25% and 11.75%, respectively. The line is personally guaranteed by the Company's President. Such revolving line of credit was subsequently increased to $100,000 (unaudited).

NOTE 6 -- PROMISSORY NOTE PAYABLE

     The Company entered into a Subscription Agreement whereby the Company issued a note in the amount of $200,000 and issued 100,000 Warrants to purchase Common Stock. The Warrants are exercisable at $4.00 per share and expire five years from the date of grant. The note is collateralized by the Company's accounts receivable and inventory, and bears interest at 10%. The note is to be repaid at the earlier of May 31, 1997, or five days after the close of the Company's initial public offering.

UNAUDITED

     In September 1996, the Company entered into Subscription Agreements whereby the Company issued a note in the amount of $300,000 and issued 150,000 Warrants to purchase Common Stock. The Warrants are exercisable at $4.00 per share and expire five years from the date of grant. The note is collateralized by the Company's accounts receivable and inventory, and bears interest at 10%. The note is to be repaid at the earlier of May 31, 1997 or five days after the close of the Company's initial public offering.

     In October 1996, the Company purchased pharmaceutical simulation software packages from Dr. Michael Bolger for an aggregate of $100,000. The purchase price was paid $50,000 upon execution of the purchase agreement and the remaining $50,000 is evidenced by a promissory note bearing interest at 8% per annum, and is due the earlier of one year from the date of such note or seven days after the closing of the Company's IPO.


     In January 1997, the Company entered into Subscription Agreements whereby the Company issued notes in the amount of $1,100,000 and issued 280,000 Warrants to purchase Common Stock. The Warrants are exercisable at $2.50 per share, are subject to a 12 month lock-up period and expire five years from the grant date. The notes are unsecured and bear interest at 10%. The notes are to be repaid at the earlier of December 31, 1997 or five days after the close of the Company's initial public offering. In connection with such issuance the principal shareholders of the Company executed a proxy in favor of Waldron & Co., Inc. as agent for the holders of the notes. In the event of default, Waldron & Co., Inc. is granted the right to elect a

                     SIMULATIONS PLUS, INC. AND SUBSIDIARY

               FOR THE YEARS ENDED AUGUST 31, 1996, 1995 AND 1994
          AND SIX MONTHS ENDED FEBRUARY 28, 1997 AND FEBRUARY 29, 1996
             (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
             FEBRUARY 28, 1997 AND FEBRUARY 29, 1996 IS UNAUDITED.)

NOTE 6 -- PROMISSORY NOTE PAYABLE (CONTINUED)

majority of the Board of Directors of the Company for a period of two years from the occurrence of default on the notes. The Company has determined that the fair value of these Warrants at the date of grant was $3.50 per Warrant due to the time between grant date and the expected completion of the IPO based on the condition of the Company on the grant date and the 12 month lock-up period (from the date of the IPO) associated with these Warrants. Accordingly, the Company has recognized additional financing costs associated with the $1,100,000 notes of $280,000 for the six months ended February 28, 1997.


NOTE 7 -- INCOME TAXES

     A reconciliation of the expected income tax computed using the federal statutory income tax rate to the Company's effective income tax rate is as follows:


                                              SIX MONTHS ENDED
                                        -----------------------------      YEARS ENDED AUGUST 31,
                                        FEBRUARY 28,     FEBRUARY 29,     -------------------------
                                            1997             1996         1996      1995      1994
                                        ------------     ------------     -----     -----     -----
                                        (UNAUDITED)      (UNAUDITED)
    Income tax computed at federal
      statutory tax rate............        (34.0)%           34.0%        34.0%     34.0%     34.0%
    State taxes (net of federal
      benefit)......................         (6.2)             6.2          6.2       6.2       6.2
    Surtax exemption................          3.3            (11.1)        (1.2)     (3.2)    (22.5)
    Change in valuation allowance...         27.4
    Limitation on State NOL
      Carryforward..................          4.8
    Other...........................         (1.3)             0.9          1.5        .4        .4
                                            -----            -----         ----      ----     -----
                                             (6.0)%           30.0%        40.5%     37.4%     18.1%
                                            =====            =====         ====      ====     =====


     Significant components of the Company's deferred tax assets and liabilities for income taxes consist of the following:


                                                                              AUGUST 31,
                                                        FEBRUARY 28,     ---------------------
                                                            1997           1996         1995
                                                        ------------     --------     --------
    Deferred tax assets:
      Accrued payroll and other expenses..............   $   77,052      $ 72,182     $ 79,248
      Accrued warranty and service costs..............       15,926        15,376       16,248
      Net operating loss carryforwards................      184,133
      Warrants issued for financing costs.............      112,000
      Other...........................................        2,800         2,000        7,802
                                                         ----------      --------     --------
                                                            391,911        89,558      103,298
    Valuation allowance...............................      178,587             0            0
                                                         ----------      --------     --------
                                                            213,324        89,558      103,298
    Deferred tax liabilities:
      Capitalized computer software development
         costs........................................     (213,324)      (89,178)     (72,048)
                                                         ----------      --------     --------
    Net deferred tax asset (liability)................   $        0      $    380     $ 31,250
                                                         ==========      ========     ========
    Current...........................................                   $ 50,855     $ 79,250
    Long-term.........................................                    (50,475)     (48,000)
                                                                         --------     --------
                                                                         $    380     $ 31,250
                                                                         ========     ========

                     SIMULATIONS PLUS, INC. AND SUBSIDIARY

               FOR THE YEARS ENDED AUGUST 31, 1996, 1995 AND 1994
          AND SIX MONTHS ENDED FEBRUARY 28, 1997 AND FEBRUARY 29, 1996
             (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
             FEBRUARY 28, 1997 AND FEBRUARY 29, 1996 IS UNAUDITED.)

NOTE 7 -- INCOME TAXES (CONTINUED)
     The components of the income tax provision are as follows:

                                    SIX MONTHS ENDED
                               ---------------------------         YEARS ENDED AUGUST 31,
                               FEBRUARY 28,   FEBRUARY 29,   ----------------------------------
                                   1997           1996         1996         1995         1994
                               ------------   ------------   --------     --------     --------
                               (UNAUDITED)    (UNAUDITED)
        Current:
          Federal............    $(40,780)      $  5,490     $(12,097)    $ 35,879     $ 16,998
          State..............       1,600          3,753       (3,180)      14,062        9,388
                                 --------        -------     --------     --------     --------
                                  (39,180)         9,243      (15,277)      49,941       26,386
                                 --------        -------     --------     --------     --------
        Deferred:
          Federal............         293          1,368       23,770       50,079      (13,010)
          State..............          87          4,577        7,100       15,171       (3,940)
                                 --------        -------     --------     --------     --------
                                      380          5,945       30,870       65,250      (16,950)
                                 --------        -------     --------     --------     --------
                                 $(38,800)      $ 15,188     $ 15,593     $115,191     $  9,436
                                 ========        =======     ========     ========     ========

NOTE 8 -- RELATED PARTY TRANSACTIONS

     Due to officer at August 31, 1995 of $34,148 consists entirely of amounts owed to the Company's President for the purchase of equipment and supplies used by the Company. The amounts due are repaid at the discretion of the President and bear interest at 6% per annum. The amount was repaid in full during the year ended August 31, 1996.

     Accrued compensation due to officer in the accompanying consolidated balance sheets represents accrued salary due to the Company's President and is payable on demand. The amount due does not accrue interest and is expected to be paid from proceeds received in connection with the Company's initial public offering.

UNAUDITED

     In connection with the Company's initial public offering, the Company will grant to its President warrants to purchase up to 300,000 shares of the Company's common stock. The number of warrants to be granted will be based on net income for the year ended August 31, 1998, but cannot exceed 300,000 shares. All such warrants granted will be exercisable for a period of five years at an exercise price of $5.00 per share.

     In September 1996, the Board of Directors adopted and the shareholders approved the 1996 Stock Option Plan (the "Option Plan") under which a total of 250,000 shares of common stock has been reserved for issuance. As of March 21,, 1997, no options have been granted. The Option Plan terminates in 2006, subject to earlier termination by the Board of Directors.


     In January 1997, the Company's President borrowed $40,000 from the Company. The amount bears interest at 10% per annum and is to be repaid at the demand of the Company.

======================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED BY THE COMPANY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MAY NOT BE RELIED UPON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE ANY OF THE DATES AS OF WHICH INFORMATION IS FURNISHED OR SINCE THE DATE OF THIS PROSPECTUS.
                            ------------------------

                               TABLE OF CONTENTS


                                         PAGE
Prospectus Summary....................      3
Risk Factors..........................      7
Use of Proceeds.......................     18
Dividend Policy.......................     19
Dilution..............................     20
Capitalization........................     21
Selected Consolidated Financial
  Data................................     22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     23
Business..............................     31
Management............................     53
Certain Transactions..................     57
Principal and Selling Shareholders....     58
Plan of Distribution by Selling
  Shareholders........................     59
Description of Securities.............     59
Shares Eligible for Future Sale.......     60
Underwriting..........................     62
Legal Matters.........................     64
Experts...............................     64
Additional Information................     64
Index to Financial Statements.........    F-1
  UNTIL          , 1997 (25 DAYS AFTER THE
DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING IN
THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER
A PROSPECTUS. THIS IS IN ADDITION TO THE
OBLIGATIONS OF DEALERS TO DELIVER A
PROSPECTUS WHEN ACTING AS UNDERWRITERS AND
WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR
SUBSCRIPTIONS.

=============================================


======================================================
LOGO

                                1,000,000 SHARES
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                              WALDRON & CO., INC.




                                         , 1997
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

CALIFORNIA STATUTES

     Section 317 of the California General Corporation Law, as amended, provides for the indemnification of the Company's officers, directors, employees and agents under certain circumstances as follows:

          (a) For the purposes of this section, "agent" means any person who is or was a director, officer, employee or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a foreign or domestic corporation which was a predecessor corporation of the corporation or of another enterprise at the request of the predecessor corporation; "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative; and "expenses" includes without limitation attorneys' fees and any expenses of establishing a right to indemnification under subdivision (d) or paragraph (4) of subdivision (e).

          (b) A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of the corporation or that the person had reasonable cause to believe that the person's conduct was unlawful.

          (c) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders.

     No indemnification shall be made under this subdivision for any of the following:

             (1) In respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation in the performance of that person's duty to the corporation and its shareholders, unless and only to the extent that the court in which the proceeding is or was pending shall determine upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses and then only to the extent that the court shall determine.

             (2) Of amounts paid in settling or otherwise disposing of a pending action without court approval.

             (3) Of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval.

          (d) To the extent that an agent of a corporation has been successful on the merits in defense of any proceeding referred to in subdivision (b) or (c) or in defense of any claim, issue, or matter therein, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith.

          (e) Except as provided in subdivision (d), any indemnification under this section shall be made by the corporation only if authorized in the specific case, upon a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct set forth in subdivision (b) or (c), by any of the following:

             (1) A majority vote of a quorum consisting of directors who are not parties to such proceeding.

             (2) If such a quorum of directors is not obtainable, by independent legal counsel in a written opinion.

             (3) Approval of the shareholders (Section 153), with the shares owned by the person to be indemnified not being entitled to vote thereon.

             (4) The court in which the proceeding is or was pending upon application made by the corporation or the agent or the attorney or other person rendering services in connection with the defense, whether or not the application by the agent, attorney or other person is opposed by the corporation.

          (f) Expenses incurred in defending any proceeding may be advanced by the corporation prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the agent to repay that amount if it shall be determined ultimately that the agent is not entitled to be indemnified as authorized in this section. The provisions of subdivision
     (a) of Section 315 do not apply to advances made pursuant to this subdivision.

          (g) The indemnification authorized by this section shall not be deemed exclusive of any additional rights to indemnification for breach of duty to the corporation and its shareholders while acting in the capacity of a director or officer of the corporation to the extent the additional rights to indemnification are authorized in an article provision adopted pursuant to paragraph (11) of subdivision (1) of Section 204. The indemnification provided by this section for acts, omissions, or transactions while acting in the capacity of, or while serving as, a director or officer of the corporation but not involving breach of duty to the corporation and its shareholders shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise, to the extent the additional rights to indemnification are authorized in the articles of the corporation. An article provision authorizing indemnification "in excess of that otherwise permitted by Section 317" or "to the fullest extent permissible under California law" or the substantial equivalent thereof shall be construed to be both a provision for additional indemnification for breach of duty to the corporation and its shareholders as referred to in, and with the limitations required by, paragraph (11) of subdivision (1) of Section 204 and a provision for additional indemnification as referred to in the second sentence of this subdivision. The rights to indemnity hereunder shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of the person. Nothing contained in this section shall affect any right to indemnification to which persons other than the directors and officers may be entitled by contract or otherwise.

          (h) No indemnification or advance shall be made under this section, except as provided in subdivision (d) or paragraph (4) of subdivision (e), in any circumstance where it appears:

             (1) That it would be inconsistent with a provision of the articles, by-laws, a resolution of the shareholders, or an agreement in effect at the time of the accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification.

             (2) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

          (i) A corporation shall have power to purchase and maintain insurance on behalf of any agent of the corporation against any liability asserted against or incurred by the agent in that capacity or arising out of the agent's status as such whether or not the corporation would have the power to indemnify the agent against that liability under this section. The fact that a corporation owns all or a portion of the shares of the company issuing a policy of insurance shall not render this subdivision inapplicable if either of the following conditions are satisfied: (1) if the articles authorize indemnification in excess of that authorized in this section and the insurance provided by this subdivision is limited as indemnification is required to be limited by paragraph (11) of subdivision
     (1) of Section 204; or (2)(A) the company issuing the insurance policy is organized, licensed, and operated in a manner that complies with the insurance laws and regulations applicable to its jurisdiction of organization, (B) the company issuing the policy provides procedures for processing claims that do not permit that company to be subject to the direct control of the corporation that purchased that policy, and (C) the policy issued provides for some manner of risk sharing between the issuer and purchaser of the policy, on the one hand, and some unaffiliated person or persons, on the other, such as by providing for more than one unaffiliated owner of the company issuing the policy or by providing that a portion of the coverage furnished will be obtained from some unaffiliated insurer or reinsurer.

          (j) This section does not apply to any proceeding against any trustee, investment manager, or other fiduciary of an employee benefit plan in that person's capacity as such, even though the person may also be an agent as defined in subdivision (a) of the employer corporation. A corporation shall have power to indemnify such a trustee, investment manager, or other fiduciary to the extent permitted by subdivision (f) of Section 207.

ARTICLES OF INCORPORATION

     The Company's Articles of Incorporation provides for the indemnification of the Company's directors and agents under certain circumstances as follows:

                                   ARTICLE 5

                             LIABILITY OF DIRECTORS

     The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

                                   ARTICLE 6

                                INDEMNIFICATION

     The Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the Corporations Code) for breach of duty to the Corporation and its stockholders through bylaws and provisions or through agreement with the agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the Corporations Code, as the same may be amended or replaced from time to time, subject to the limits on such excess indemnification set forth in Section 204 of the Corporations Code, as the same may be amended or replaced from time to time.

BY-LAWS

     The Company's By-Laws provide for the indemnification of the Company's directors, officers, employees, or agents under certain circumstances as follows:

                          ARTICLE VI: INDEMNIFICATION

 1. INDEMNIFICATION OF AGENT

     (a) DEFINITIONS. For the purposes of this section, "agent" means any person who is or was a director, officer, employee, or other agent of this corporation or its predecessor, and any person who is or was serving as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise at the request of this corporation or its predecessor; "proceeding" means any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative; and "expenses" include but are not limited to attorneys' fees and any expenses of establishing a right of indemnification under this section.

     (b) LAWSUITS OTHER THAN BY THE CORPORATION. This corporation shall have the power to indemnify any person who was or is a party, or is threatened to be made a party to any proceeding (other than an action by or in the right of this corporation to procure a judgment in its favor) by reason of the fact that such person is or was an agent of this corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding, if the agent acted in good faith and in a manner the agent reasonably believed to be in the best interests of this corporation. If there are criminal charges, the agent must have had no reasonable cause to believe that his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the agent did not act in good faith and in a manner that the agent reasonably believed to be in the best interests of this corporation, or that the agent had reasonable cause to believe that his or her conduct was unlawful.

     (c) LAWSUITS BY OR ON BEHALF OF THE CORPORATION. This corporation shall have the power to indemnify any person who was, is, or is threatened to be made a party by reason of the fact that that person is or was an agent of this corporation, to any threatened, pending, or completed legal action by or in the right of this corporation to procure a judgment in its favor, against expenses actually and reasonably incurred by the agent in connection with the defense or settlement of that action, if the agent acted in good faith, in a manner the agent believed to be in the best interests of this corporation AND ITS SHAREHOLDERS, and with such care, including reasonable inquiry, as an ordinarily prudent person would use under similar circumstances. However, the corporation shall not indemnify:

          (1) Any amount paid with respect to a claim, issue, or matter for which the agent has been adjudged liable to his corporation AND ITS SHAREHOLDERS in the performance of his or her duty, except for any expenses (exclusive of judgment or settlement amount) specifically authorized by the court in which the proceeding is or was pending, in accordance with statutory requirements;

          (2) Any amount paid in settling or otherwise disposing of a pending lawsuit without court approval; or

          (3) Any expenses incurred in defending a pending action that is settled or otherwise disposed of without court approval.

     (d) SUCCESSFUL DEFENSE BY AGENT. If the agent is successful on the merits, the corporation shall indemnify the agent for expenses actually and reasonably incurred.

     (e) APPROVAL; WHEN REQUIRED. Unless indemnification is mandatory because of the agent's successful defense on the merits, indemnification can be made only as to a specific case, upon a determination that indemnification is proper in the circumstances because the agent has met the applicable standard of conduct, and must be authorized by one of the following: a majority vote of the board with a quorum consisting of directors who are not parties to the proceeding; INDEPENDENT LEGAL COUNSEL IN A WRITTEN OPINION IF A QUORUM OF DIRECTORS WHO ARE NOT PARTIES TO THE PROCEEDING IS NOT AVAILABLE; the affirmative vote of a majority of the outstanding shares entitled to vote and present or represented at a duly held meeting at which a quorum is present or by the written consent of a majority of the outstanding shares entitled to vote (without counting shares owned by the person seeking indemnification as either outstanding or entitled to vote); or the court in which the proceeding is or was pending, upon the application by the corporation, the agent, the agent's attorney, or other person rendering services in connection with the defense, regardless of whether the corporation opposes the application.

     (f) ADVANCING EXPENSES. Expenses incurred or to be incurred in defending any proceeding may be advanced by this corporation before the final dispostion of the proceeding, on receipt of an undertaking by or on behalf of the agent to repay the amount of the advance, unless it shall be determined ultimately that the agent is entitled to be indemnified as authorized in this section.

     (g) OTHER CONTRACTUAL RIGHTS. THE INDEMNIFICATION PROVIDED IN THIS SECTION SHALL NOT BE DEEMED EXCLUSIVE OF ANY OTHER RIGHTS TO WHICH THOSE SEEKING INDEMNIFICATION MAY BE ENTITLED UNDER ANY BYLAW, AGREEMENT, VOTE OF SHAREHOLDERS OR DISINTERESTED DIRECTORS OR OTHERWISE, BOTH AS TO ACTION IN AN OFFICIAL CAPACITY AND AS TO ACTION IN ANOTHER CAPACITY WHILE HOLDING SUCH OFFICE, TO THE EXTENT SUCH ADDITIONAL RIGHTS TO INDEMNIFICATION ARE AUTHORIZED IN THE ARTICLES OF INCORPORATION. THE RIGHTS TO INDEMNITY UNDER THIS SECTION

SHALL CONTINUE AS TO A PERSON WHO HAS CEASED TO BE A DIRECTOR, OFFICER, EMPLOYEE, OR AGENT AND SHALL INURE TO THE BENEFIT OF THEIR HEIRS, EXECUTORS, AND ADMINISTRATORS OF THE PERSON. Nothing contained in this section shall affect any right to indemnification to which persons other than directors and officers of this corporation or any subsidiary may be entitled by contract or otherwise.

     (h) LIMITATIONS. No indemnification or advance shall be made under this section (except where indemnification is required because of the agent's successful defense on the merits) if it would be inconsistent with a provision of the Articles of Incorporation or bylaws, a resolution of the directors or shareholders, or an agreement in effect at the time the alleged cause of action occurred which prohibits or limits indemnification, or a condition expressly imposed by a court in approving a settlement.

     (i) INSURANCE. If the board of directors so decides, the corporation may purchase and maintain insurance on behalf of any agent of the corporation against any liability asserted against or incurred by the agent in that capacity or arising out of the agent's status as such, whether or not the corporation would have the power to indemnify the agent against that liability. NOTWITHSTANDING THE FOREGOING, IF THE CORPORATION OWNS ALL OR A PORTION OF THE SHARES OF THE COMPANY ISSUING THE POLICY OF INSURANCE, THE INSURING COMPANY AND THE POLICY OR BOTH SHALL MEET THE CONDITIONS SET FORTH IN SECTION 317(I) OF THE CORPORATIONS CODE.

     (j) FIDUCIARIES OF EMPLOYEE BENEFIT PLAN. The requirements and limitations imposed by this section do not apply to any proceeding against any trustee, investment manager, or other fiduciary of an employee benefit plan in that person's capacity as such, even though that person may also be an agent of the corporation. The corporation shall have the power to indemnify, and to purchase and maintain insurance on behalf of, any such trustee, investment manager, or other fiduciary of any benefit plan for any of the corporation's directors, officers, or employees or those of any of its subsidiary or affiliated corporation. Furthermore, this section shall not limit any right to indemnification that such a trustee, investment manager, or other fiduciary may have as a contract right enforceable by law.

     (k) SURVIVAL OF RIGHTS. The rights provided by this section shall continue as to a person who has ceased to be an agent, and shall inure to the benefit of the heirs, executors, and administrators of such person.

     (m) EFFECT OF AMENDMENT. Any amendment, repeal, or modification of this section shall not adversely affect an agent's right or protection existing at the time of such amendment, repeal, or modification.

     (n) SETTLEMENT OF CLAIMS. The corporation shall not be liable to indemnify any agent under this section for any amounts paid in settlement of an action or claim effected without the corporation's written consent, for which consent shall not be unreasonably withheld, or, any judicial award, if the corporation was not given a reasonable and timely opportunity to participate, at its expense, in the defense of such action.

     (o) SUBROGATION. In the event of payment under this section, the corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the agent, who shall execute all papers required and shall do everything that may be necessary to secure these rights, including the execution of such documents as may be necessary to enable the corporation effectively to bring suit to enforce such rights.

     (p) NO DUPLICATION OF PAYMENTS. The corporation shall not be liable under this section to make any payment in connection with any claim made against the agent to the extent the agent has otherwise actually received payment, whether under a policy of insurance, agreement, vote, or otherwise, of the amounts otherwise indemnifiable under this section.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Shares being registered hereby. All of the amounts shown are estimates except for the Securities and Exchange Commission (the "Commission") registration fee, the National Association of Securities Dealers ("NASD") filing fee and the NASDAQ SmallCap fee. None of the expenses of this offering will be paid by the Selling Shareholders.


            Commission Registration Fee.............................  $  3,090.90
            NASD Filing Fee.........................................  $  1,674.33
            NASDAQ SmallCap Fee.....................................  $  9,875.00
            Accounting Fees and Expenses............................  $130,000.00
            Blue Sky Fees and Expenses..............................  $ 35,000.00
            Legal Fees and Expenses.................................  $130,000.00
            Printing and Engraving Expenses.........................  $ 90,000.00
            Transfer Agent Fees.....................................  $  5,000.00
            Miscellaneous Expenses..................................  $ 45,359.77
                      TOTAL.........................................  $450,000.00
                                                                       ==========

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

     Since incorporation of the Registrant on July 17, 1996, the Registrant has sold and issued the following securities which were not registered under the Securities Act of 1993, as amended (the "Securities Act"):

     In August 1996, the Registrant issued 2,200,000 shares of its Common Stock to Walter S. Woltosz and Virginia E. Woltosz in exchange for 2,000 shares of Words+, Inc. (the "Share Exchange Transaction"). Pursuant to the Share Exchange Transaction, Words+, Inc. became a wholly-owned subsidiary of the Registrant. The issuance was made in reliance on the exemption from registration afforded by
Section 4(2) of the Securities Act.

     In August 1996, the Registrant issued a $200,000 promissory note, secured by the inventory and accounts receivable of the Registrant and its subsidiary, and warrants to Fernando Zamudio. In September 1996, the Registrant issued a $300,000 promissory note, secured by the inventory and accounts receivable of the Registrant and its subsidiary, and warrants to Patricia Ann O'Neil. The promissory notes, which pay interest at 10% per annum, mature on the earlier of
(i) five business days following completion of the Registrant's initial public offering or (ii) May 31, 1997. Mr. Zamudio was granted warrants to purchase 100,000 shares of Common Stock of the Registrant and Ms. O'Neil was granted warrants to purchase 150,000 shares of Common Stock of the Registrant, which warrants are being registered in this offering. These offers and sales were conducted by a NASD member firm in consideration of payment of a commission of 5% of the gross proceeds, or $25,000. The private placement was made in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act. Such persons are sophisticated within the meaning of Section 4(2) of the Securities Act.


     In December 1996 and January 1997, the Registrant issued an aggregate of $1,100,000 principal amount of 10% Convertible Promissory Notes (the "Convertible Notes") due in December 31, 1997 in a private placement to certain investors. In connection with such private placement, the Representative was paid $110,000 in fees and reimbursed approximately $10,000 of its expenses, including fees and expenses of its counsel. The private placement was made in reliance on the exemption from registration afforded by Regulation D under the Securities Act, for transactions not involving a public offering. Each note bears an appropriate restrictive legend. All such investors are sophisticated within the meaning of Section 4(a) of the Securities Act.



     In May 1997, such Convertible Notes were amended and restated to delete their convertibility. In consideration for such amendment, the investors were issued five year warrants, with registration rights, to purchase an aggregate of 280,000 shares of Common Stock, exercisable at $2.50 per share. Such exchange was made in reliance on the exemption from registration afforded by Section 3(a)(9) of the Securities Act. No brokers fees or commissions were paid in order to effect such exchange.

ITEM 27. EXHIBITS

     (A) EXHIBITS:


EXHIBIT
NUMBER                                       DESCRIPTION
-------  ------------------------------------------------------------------------------------
   1.1   Form of Underwriting Agreement
   1.2   Form of Selected Dealer Agreement
   3.1   Articles of Incorporation of the Registrant(1)
   3.2   Amended and Restated Bylaws of the Registrant(1)
   4.1   Articles of Incorporation of the Registrant (incorporated by reference to Exhibit
         3.1 hereof and Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 hereof)
   4.2   Form of Common Stock Certificate(1)
   4.3   Share Exchange Agreement(1)
   5.1   Opinion of Donahue, Mesereau & Leids LLP re: legality of shares
  10.1   Simulations Plus, Inc. 1996 Stock Option Plan (the "Option Plan") and forms of agreements relating thereto(1)
  10.2   Subscription Agreement with Patricia Ann O'Neil(1)
  10.3   Security Agreement with Patricia Ann O'Neil(1)
  10.4   Promissory Note made by the Registrant in favor of Patricia Ann O'Neil(1)
  10.5   Warrants to purchase 150,000 shares of Common Stock of the Registrant issued to
         Patricia Ann O'Neil(1)
  10.6   First Amendment to Agreement with Patricia Ann O'Neil(1)
  10.7   Subscription Agreement with Fernando Zamudio(1)
  10.8   Security Agreement with Fernando Zamudio(1)
  10.9   Promissory Note made by the Registrant in favor of Fernando Zamudio(1)
  10.10  Warrant to purchase 100,000 shares of Common Stock of the Registrant issued to
         Fernando Zamudio(1)
  10.11  Employment Agreement by and between the Registrant and Walter S. Woltosz(1)
  10.12  Performance Warrant Agreement by and between the Registrant and Walter S. and
         Virginia E. Woltosz
  10.13  Software Acquisition Agreement by and between the Registrant and Michael B.
         Bolger(1)
  10.14  Sublease Agreement dated May 7, 1993 by and between the Registrant and Westholme
         Partners (along with Consent to Sublease and master lease agreement)(1)
  10.15  Lease Agreements dated August 22, 1996 by and between Words+, Inc. and Abbey-Sierra
         LLC(1)
  10.16  Form of 10% Amended and Restated Promissory Note issued in connection with the
         Registrant's Private Placement
  10.17  Form of Subscription Agreement relative to the Registrant's Private Placement(1)
  10.18  Form of Lock-up Agreement with Bridge Lenders
  10.19  Form of Indemnification Agreement(1)
  10.20  Form of Lock-Up Agreement with the Woltosz'
  10.21  Letter of Intent by and between the Registrant and Therapeutic Systems Research
         Laboratories(1)
  10.22  Form of Representative's Warrant to be issued by the Registrant in favor of the
         Representative
  10.23  Form of Warrant issued to Bridge Lenders
  23.1   Consent of Donahue, Mesereau & Leids LLP (incorporated by reference to Exhibit 5.1 hereof)
  23.2   Consent of Singer Lewak Greenbaum & Goldstein LLP
  24.1   Power of Attorney (reference is made to page II-9 hereof)
  99.1   Consent of Dr. David Z. D'Argenio pursuant to Rule 438 under the Securities Act(1)
  99.2   Consent of Dr. Richard Weiss pursuant to Rule 438 under the Securities Act(1)


---------------

(1) Previously filed.

     (B) FINANCIAL STATEMENT SCHEDULES:

        None.

ITEM 28. UNDERTAKINGS

     The Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (a) To include any prospectus required by section 10(a)(3) of the Securities Act:

          (b) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which individually, or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

          (c) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) To provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     (5) That, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (6) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed as part of this Registration Statement as of the time it was declared effective.


     (7) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, in the City of Los Angeles, State of California, on May 22, 1997.


                                          SIMULATIONS PLUS, INC.

                                          /S/ WALTER S. WOLTOSZ

                                          --------------------------------------
                                          By: Walter S. Woltosz
                                          Chairman of the Board
                                          Chief Executive Officer and President


     In accordance with the requirements of the Securities Act, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates stated:



                  SIGNATURES                               TITLE                   DATE
-----------------------------------------------  -------------------------  ------------------

             /S/ WALTER S. WOLTOSZ               Chairman of the Board,           May 22, 1997
-----------------------------------------------  Chief Executive Officer,
               Walter S. Woltosz                 and President (Principal
                                                 Executive Officer)

            /S/ VIRGINIA E. WOLTOSZ              Director                         May 22, 1997
-----------------------------------------------
              Virginia E. Woltosz

               /S/ MOMOKO BERAN                  Chief Financial Officer          May 22, 1997
-----------------------------------------------  (Principal Financial and
                 Momoko Beran                    Accounting Officer) and
                                                 Secretary

                                 EXHIBIT INDEX


                                                                                          SEQUENTIALLY
EXHIBIT                                                                                     NUMBERED
NUMBER                                     DESCRIPTION                                        PAGE
-------  -------------------------------------------------------------------------------  ------------
   1.1   Form of Underwriting Agreement.................................................
   1.2   Form of Selected Dealer Agreement..............................................
   3.1   Articles of Incorporation of the Registrant(1).................................
   3.2   Amended and Restated Bylaws of the Registrant(1)...............................
   4.1   Articles of Incorporation of the Registrant (incorporated by reference to
         Exhibit 3.1 hereof and Bylaws of the Registrant (incorporated by reference to
         Exhibit 3.2 hereof)............................................................
   4.2   Form of Common Stock Certificate(1)............................................
   4.3   Share Exchange Agreement(1)....................................................
   5.1   Opinion of Donahue, Mesereau & Leids LLP re: legality of shares................
  10.1   Simulations Plus, Inc. 1996 Stock Option Plan (the "Option Plan") and forms of agreements relating thereto(1).................................................
  10.2   Subscription Agreement with Patricia Ann O'Neil(1).............................
  10.3   Security Agreement with Patricia Ann O'Neil(1).................................
  10.4   Promissory Note made by the Registrant in favor of Patricia Ann O'Neil(1)......
  10.5   Warrants to purchase 150,000 shares of Common Stock of the Registrant issued to
         Patricia Ann O'Neil(1).........................................................
  10.6   First Amendment to Agreement with Patricia Ann O'Neil(1).......................
  10.7   Subscription Agreement with Fernando Zamudio(1)................................
  10.8   Security Agreement with Fernando Zamudio(1)....................................
  10.9   Promissory Note made by the Registrant in favor of Fernando Zamudio(1).........
  10.10  Warrant to purchase 100,000 shares of Common Stock of the Registrant issued to
         Fernando Zamudio(1)............................................................
  10.11  Employment Agreement by and between the Registrant and Walter S. Woltosz(1)....
  10.12  Performance Warrant Agreement by and between the Registrant and Walter S. and
         Virginia E. Woltosz............................................................
  10.13  Software Acquisition Agreement by and between the Registrant and Michael B.
         Bolger(1)......................................................................
  10.14  Sublease Agreement dated May 7, 1993 by and between the Registrant and
         Westholme Partners (along with Consent to Sublease and master lease agreement)(1)..................................................................
  10.15  Lease Agreements dated August 22, 1996 by and between Words+, Inc. and
         Abbey-Sierra LLC(1)............................................................
  10.16  Form of 10% Amended and Restated Promissory Note issued in connection with the
         Registrant's Private Placement.................................................
  10.17  Form of Subscription Agreement relating to Registrant's Private Placement(1)...
  10.18  Form of Lock-up Agreement with Bridge Lenders..................................
  10.19  Form of Indemnification Agreement(1)...........................................
  10.20  Form of Lock-Up Agreement with the Woltosz'....................................
  10.21  Letter of Intent by and between the Registrant and Therapeutic Systems Research
         Laboratories(1)................................................................
  10.22  Form of Representative's Warrant to be issued by the Registrant in favor of the
         Representative.................................................................
  10.23  Form of Warrant issued to Bridge Lenders.......................................
  23.1   Consent of Donahue, Mesereau & Leids, LLP (incorporated by reference to Exhibit
         5.1 hereof)....................................................................
  23.2   Consent of Singer Lewak Greenbaum & Goldstein LLP..............................
  24.1   Power of Attorney (reference is made to page II-9 hereof)......................
  99.1   Consent of Dr. David Z. D'Argenio pursuant to Rule 438 under the Securities
         Act(1).........................................................................
  99.2   Consent of Dr. Richard Weiss pursuant to Rule 438 under the Securities
         Act(1).........................................................................


---------------


(1) Previously filed.